Exhibit 99.1

CREDICORP LTD. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, AND 2024

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, AND 2024

CONTENTS	Pages

Independent auditor’s report	1 - 8

Consolidated statement of financial position	9

Consolidated statement of income	10 - 11

Consolidated statement of comprehensive income	12

Consolidated statement of changes in equity	13 -14

Consolidated statement of cash flows	15 - 18

Notes to the consolidated financial statements	19 - 178

S/, Sol	= Sol
US$	= U.S. Dollar
Bs	= Boliviano
$	= Colombian Peso
¥, Yen	= Japanese Yen

Tanaka, Valdivia, Arribas & Asociados Sociedad Civil de R. L

Independent auditor’s report

To the Shareholders and Directors of Credicorp Ltd.

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Credicorp Ltd. and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), as applicable to audits of financial statements of public interest entities, together with the ethical requirements that are relevant to audits of the consolidated financial statements of public interest entities in Peru. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Lima Av. Víctor Andrés Belaunde 171, San Isidro	Lima II Av. Jorge Basadre 330, San Isidro	Lima III Av. Jorge Basadre 350, San Isidro	Arequipa Edificio City Center, piso 13, Torre Sur, Cerro Colorado	Trujillo Av. El Golf 591, Víctor Larco Herrera, Sede Miguel Ángel Quijano Doig, La Libertad	Chiclayo (satélite) Av. Federico Villareal 115, Lambayeque	Cusco (satélite) Jr. Ricardo Palma #18, Urb. Santa Mónica, Wanchaq

Inscrita en la partida 11396556 del Registro de Personas Jurídicas de Lima y Callao
Miembro de Ernst & Young Global

Independent auditor’s report (continue)

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matter	How our audit addressed the key audit matter
Information Technology (IT) environment

The Group's information technology (IT) environment consists of an infrastructure of a large number of key systems for the processing of its operations, accounting records and preparation of its consolidated financial statements. In addition, the Group's Management has designed a series of automatic controls, interfaces between the systems and executed calculations of the applications; with the aim of ensuring the completeness and accuracy of accounting records and accurate financial reports, thus mitigating the potential risk of fraud or error.

For the above reasons, we consider the information technology environment to be a key matter, given that the Group depends on the efficient and continuous operation of IT applications as well as their automatic controls, so there is a risk that breaches in the IT control environment may result in accounting records being materially misstated.

With the support of our Information Technology (IT) professionals, our audit efforts focused on the key systems related to the processing of operations, accounting records and preparation of the Group's consolidated financial statements, for which we perform the following procedures:

	-	Evaluation of the Group's IT governance framework.
	-	Understanding of the control environment and identification of risks of IT processes.
	-	Testing key controls over application and data access management, program changes and application development and IT operations.
	-	Testing of the design and operational effectiveness of the key automatic controls identified in the various relevant processes of the Group.
	-	Testing of the design and operational effectiveness of applicable compensation controls.

Independent auditor’s report (continue)

Key audit matter	How our audit addressed the key audit matter
Expected credit loss on the loan portfolio

At December 31, 2025, the allowance for loan losses was S/8,042 million, as disclosed in note 7 to the consolidated financial statements. As more fully disclosed in Note 3(i) and 30.1 to the consolidated financial statements, the allowance for loan losses was calculated using an expected credit loss (ECL) model. The ECL model utilizes the probability of default (PD) as a key assumption.

Auditing the allowance for loan losses was complex and required the application of significant auditor effort in evaluating management’s calculation due to the inherent complexity related to the PD assumption, including the forward-looking forecasts across multiple economic scenarios and their associated probability weighting. The ECL is a significant estimate for which variations in model methodology, assumptions and judgments could have a material effect on the measurement of the allowance for loan losses.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation of the allowance for loan losses. The controls we tested related, among others, to the significant assumptions described above, which included controls over the calculation of the PD, including the data inputs used and the governance and oversight controls over the review of the overall ECL model.

Our audit procedures, in which we involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained, included, among others, assessing whether the methodology and assumptions used to estimate the ECL were consistent with the requirements of IFRS 9, Financial Instruments. We also performed an independent recalculation of the allowance for loan losses for a sample of loan portfolio, focusing on the PD assumption due to its relevance within the ECL measurement and assessed the reasonableness of certain forward-looking assumptions used in the calculation of the PD by analyzing publicly available information from third-party sources. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

Independent auditor’s report (continue)

Key audit matter	How our audit addressed the key audit matter
Valuation of the liability for life insurance contracts under the general measurement model

At December 31, 2025, the liability for life insurance contracts under the general measurement model was S/10,507 million, as disclosed in note 8 to the consolidated financial statements. Notes 3(e) and 30.9 also provide disclosures in respect of the foregoing. The determination of the liability for life insurance contracts under the general measurement model is calculated as the sum of cash flow projections related to each portfolio of insurance contracts considering their probability of occurrence and includes cash flow projections that are within the limit of each contract in the portfolio. Cash flow projections are computed based on current mortality tables and current discount interest rates as key assumptions.

Auditing the liability for life insurance contracts under the general measurement model was complex and required the application of significant auditor judgment due to the complexity of the actuarial models, the selection and use of judgmental assumptions and the interrelationship of these variables in measuring the liability. Changes in these assumptions, particularly the discount interest rate, could have a material effect on the liability for life insurance contracts under the general measurement model.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, related to the liability for life insurance contracts under the general measurement model. The controls we tested related to, among others, the governance and oversight controls over the review of the actuarial models, the related assumptions and data inputs used.

Our audit procedures, in which we involved our actuarial specialists to assist in evaluating the audit evidence obtained, included, among others, the evaluation of the methodology, actuarial models and assumptions used by the Group to measure life insurance contract liabilities in accordance with IFRS 17, Insurance Contracts. We also tested the completeness and accuracy of the underlying data used in the measurement of the liability for life insurance contracts. With the support of our actuarial specialists, we performed an independent recalculation of the liability for life insurance contracts under the general measurement model and evaluated the discount interest rate used for a sample of contracts. We also assessed the adequacy of the related disclosures included in the consolidated financial statements.

Independent auditor’s report (continue)

Key audit matter	How our audit addressed the key audit matter
Recognition of an asset related to a dispute with the tax authority

At December 31, 2025, the Group recognized an asset of S/ 1,577 million derived from a payment made in connection with a dispute with the Peruvian tax authority regarding income tax withholding on payments to a non-domiciled entity in 2018 and 2019, as disclosed in notes 12(a) and 31(ii) to the consolidated financial statements. The related dispute gives rise to an uncertain tax position due to the uncertainty regarding the applicability of Peruvian income tax laws to transactions with non-domiciled entities in Peru. The Group used significant judgement to determine, based on the technical merits, whether it was more likely than not that its tax position would prevail when determining the amount recognized.

Auditing the estimation of the outcome and measurement of the uncertain tax position from the payment made to the tax authority and the related recoverability of the asset, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to the complexity and judgment used by the Group in the assessment.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the process for recognizing an asset related to a dispute with the Peruvian tax authority, as well as the process for evaluating the uncertain tax position.

Our audit procedures included, among others, evaluating the assumptions used by the Group to assess its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Group’s external counsel’s analysis of these matters and evaluated the completeness and accuracy of the data used to determine the amount recognized and tested the accuracy of such calculations. In addition, we involved our tax subject matter professionals to assess the technical merits of the Group’s tax position and evaluate the application of relevant tax law in assessing the recoverability of payment made. We also assessed the adequacy of the related disclosures in the consolidated financial statements.

Other information included in the Group's 2025 Annual Report

Other information consists of the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Management is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Independent auditor’s report (continue)

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with Group’s governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with Group’s governance are responsible for overseeing the Group's financial reporting process.

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent auditor’s report (continue)

As part of an audit in accordance with ISAs approved for application in Peru, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
-	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
-	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
-	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with Group's governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Independent auditor’s report (continue)

We also provide those charged with Group's governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with Group's governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 26, 2026

Endorsed by:

Victor Tanaka

Partner-in-Charge

C.P.C.C. Registration No. 25613

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	Note	2025	2024
		S/(000)	S/(000)
Assets
Cash and due from banks:
Non-interest-bearing		7,649,640	7,535,259
Interest-bearing		41,394,817	40,119,937
	4	49,044,457	47,655,196

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	2,177,200	1,033,177

Investments:
At fair value through profit or loss	6(a)	4,957,236	4,715,343

At fair value through other comprehensive income		33,043,160	34,208,187
At fair value through other comprehensive income
pledged as collateral		5,990,889	5,934,451
	6(b)	39,034,049	40,142,638

Amortized cost		8,490,126	7,904,517
Amortized cost pledged as collateral		323,531	1,063,360
	6(c)	8,813,657	8,967,877

Loans, net:	7
Loans, net of unearned income		149,984,954	145,732,273
Allowance for loan losses		(7,669,950)	(7,994,977)
		142,315,004	137,737,296

Financial assets designated at fair value through
profit or loss	3(f)	992,429	932,734
Reinsurance contract assets	8(a)	708,560	841,170
Property, furniture and equipment, net	9	2,069,017	1,438,609
Due from customers on banker’s acceptances	7(b)	345,906	528,184
Intangible assets, goodwill and others, net	10	4,764,394	3,289,157
Right-of-use assets, net	11(a)	603,441	402,538
Deferred tax assets, net	17(c)	1,391,636	1,170,866
Other assets	12	10,145,547	7,234,155
Total assets		267,362,533	256,088,940
	Note	2025	2024
		S/(000)	S/(000)
Liabilities
Deposits and obligations:
Non-interest-bearing		52,217,286	47,160,191
Interest-bearing		118,184,347	114,681,875
	13(a)	170,401,633	161,842,066

Payables from repurchase agreements and securities lending	5(b)	8,243,787	9,060,710
Due to banks and correspondents	14(a)	10,675,238	10,754,385
Due from customers on banker’s acceptances	3(n)	345,906	528,184
Lease liabilities	11(b)	612,259	404,817
Financial liabilities at fair value through profit or loss	3(y)	1,055,893	151,485
Insurance contract liabilities	8(b)	14,264,155	13,422,285
Bonds and notes issued	15	14,025,535	17,268,443
Deferred tax liabilities, net	17(c)	376,939	59,025
Other liabilities	12	8,265,079	7,620,306

Total liabilities		228,266,424	221,111,706

Equity	16

Equity attributable to Credicorp's equity holders:

Capital stock		1,318,993	1,318,993
Treasury stock		(209,845)	(208,879)
Capital surplus		148,729	176,307
Reserves		29,648,582	27,202,665
Other reserves		544,767	214,627
Retained earnings		6,915,724	5,642,738
		38,366,950	34,346,451
Non-controlling interests		729,159	630,783
Total equity		39,096,109	34,977,234

Total liabilities and equity		267,362,533	256,088,940

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Interest and similar income	19	19,930,169	19,869,256	18,798,495
Interest and similar expenses	19	(5,213,690)	(5,754,125)	(5,860,523)
Net interest, similar income and expenses		14,716,479	14,115,131	12,937,972

Provision for credit losses on loan portfolio	7(c)	(2,873,454)	(3,943,301)	(3,957,143)
Recoveries of written-off loans		467,198	423,854	334,798
Provision for credit losses on loan portfolio, net of recoveries		(2,406,256)	(3,519,447)	(3,622,345)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		12,310,223	10,595,684	9,315,627

Other income
Commissions and fees	20	4,199,719	4,052,103	3,804,459
Net gain on foreign exchange transactions		1,542,318	1,359,805	886,126
Net gain on securities	21	400,686	362,295	425,144
Net gain on derivatives held for trading		51,917	156,195	53,665
Net exchange difference result		41,991	(41,058)	45,778
Others	25	584,648	514,779	440,653
Total other income		6,821,279	6,404,119	5,655,825

Insurance and reinsurance result
Insurance service result	22	1,848,025	1,693,617	1,602,421
Reinsurance result	22	(458,825)	(494,597)	(391,321)
Total insurance and reinsurance result		1,389,200	1,199,020	1,211,100

Medical services results
Sales of medical services and medicines	3(d)	1,387,341	–	–
Cost of sales of medical services and medicines	3(d)	(972,707)	–	–
Total medical services results		414,634	–	–

Other expenses
Salaries and employee benefits	23	(5,435,471)	(4,676,436)	(4,265,453)
Administrative expenses	24	(4,090,784)	(4,183,775)	(3,803,203)
Depreciation and amortization	9(a) and 10(a)	(746,243)	(570,830)	(511,174)
Impairment loss on goodwill	10(b)	–	(27,346)	(71,959)
Depreciation of right-of-use assets	11(a)	(146,899)	(142,640)	(147,833)
Others	25	(568,386)	(773,269)	(534,601)
Total other expenses		(10,987,783)	(10,374,296)	(9,334,223)

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (CONTINUED)

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)

Net result before income tax		9,947,553	7,824,527	6,848,329
Income tax	17(b)	(2,864,899)	(2,201,275)	(1,888,451)
Net result after income tax		7,082,654	5,623,252	4,959,878

Attributable to:
Credicorp’s equity holders		6,925,377	5,501,254	4,865,540
Non-controlling interests		157,277	121,998	94,338
		7,082,654	5,623,252	4,959,878

Net basic and dilutive earnings per share attributable to Credicorp's equity holders (in Soles):

Basic	26	87.25	69.24	61.22
Diluted	26	87.08	69.09	61.08

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

		2025	2024	2023
		S/(000)	S/(000)	S/(000)

Net result after income tax		7,082,654	5,623,252	4,959,878
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods, net of income tax:

Net gain on investments at fair value through other comprehensive income	16(d)	1,259,728	205,765	1,334,943
Income tax	16(d)	24,152	5,118	(58,489)
		1,283,880	210,883	1,276,454

Net movement of cash flow hedge reserves	16(d)	3,464	13,925	(17,443)
Income tax	16(d)	(1,575)	(4,030)	5,104
		1,889	9,895	(12,339)

Insurance reserves	16(d)	(523,992)	(70,176)	(762,811)
		(523,992)	(70,176)	(762,811)

Exchange differences on translation of foreign operations	16(d)	(406,955)	(114,142)	73,464
Net movement in hedges of net investments in foreign businesses	16(d)	–	–	18,950
		(406,955)	(114,142)	92,414

Total		354,822	36,460	593,718

Not to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on equity instruments designated at fair value through other comprehensive income	16(d)	(18,599)	15,684	(8,329)

Transfer of the fair value reserve of equity instruments to retained earnings	16(d)	8,336	(137,787)	–

Income tax	16(d)	(2,332)	8,439	(3,791)
Total		(12,595)	(113,664)	(12,120)

Total other comprehensive income	16(d)	342,227	(77,204)	581,598

Total comprehensive income for the period, net of income tax		7,424,881	5,546,048	5,541,476

Attributable to:
Credicorp's equity holders		7,255,517	5,420,098	5,437,495
Non-controlling interest		169,364	125,950	103,981
		7,424,881	5,546,048	5,541,476

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Attributable to Credicorp's equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2023	1,318,993	(204,326)	(3,192)	231,556	23,659,626	170,408	(1,655,559)	788	1,133,536	74,655	4,277,159	29,003,644	591,569	29,595,213
Changes in equity in 2023
Net result after income tax	–	–	–	–	–	–	–	–	–	–	4,865,540	4,865,540	94,338	4,959,878
Other comprehensive income, Note 16(d)	–	–	–	–	–	(12,247)	1,258,137	(12,191)	(754,192)	92,448	–	571,955	9,643	581,598
Total comprehensive income	–	–	–	–	–	(12,247)	1,258,137	(12,191)	(754,192)	92,448	4,865,540	5,437,495	103,981	5,541,476
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	2,593,598	–	–	–	–	–	(2,593,598)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(1,994,037)	(1,994,037)	–	(1,994,037)
Dividends paid to non-controlling interest of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(62,051)	(62,051)
Subsidiary acquisition	–	–	–	–	–	–	–	–	–	–	–	–	14,192	14,192
Minority purchase	–	–	–	–	–	–	–	–	–	–	–	–	(1,773)	(1,773)
Purchase of treasury stock, Note 16(b)	–	–	(2,279)	(83,296)	–	–	–	–	–	–	–	(85,575)	–	(85,575)
Share-based payment transactions	–	–	1,764	79,979	(12,225)	–	–	–	–	–	–	69,518	–	69,518
Dividends not collected	–	–	–	–	11,579	–	–	–	–	–	–	11,579	–	11,579
Result from exchange of strategic shares	–	–	–	–	–	–	–	–	–	–	14,425	14,425	–	14,425
Others	–	–	–	–	–	–	–	–	–	–	2,955	2,955	1,143	4,098
Balances as of December 31, 2023	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065

Balances as of January 1, 2024	1,318,993	(204,326)	(3,707)	228,239	26,252,578	158,161	(397,422)	(11,403)	379,344	167,103	4,572,444	32,460,004	647,061	33,107,065
Changes in equity in 2024
Net result after income tax	–	–	–	–	–	–	–	–	–	–	5,501,254	5,501,254	121,998	5,623,252
Other comprehensive income, Note 16(d)	–	–	–	–	–	24,116	206,271	9,770	(69,383)	(114,143)	–	56,631	3,952	60,583
Transfer of fair value reserve to accumulated results, Note 16(d)	–	–	–	–	–	(137,787)	–	–	–	–	–	(137,787)	–	(137,787)
Total comprehensive income	–	–	–	–	–	(113,671)	206,271	9,770	(69,383)	(114,143)	5,501,254	5,420,098	125,950	5,546,048
Transfer of fair value reserve of equity instruments designated at FVOCI due to Sale of Alicorp shares	–	–	–	–	–	–	–	–	–	–	137,787	137,787	–	137,787
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	1,778,787	–	–	–	–	–	(1,778,787)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	–	–	–	–	–	–	(2,788,657)	(2,788,657)	–	(2,788,657)
Distribution of extraordinary dividends, Note 16(e)	–	–	–	–	(875,991)	–	–	–	–	–	–	(875,991)	–	(875,991)
Dividends paid to non-controlling interest of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(106,922)	(106,922)
Minority purchase Mibanco Colombia	–	–	–	–	42,964	–	–	–	–	–	–	42,964	(36,781)	6,183
Purchase of treasury stock, Note 16(b)	–	–	(2,434)	(108,460)	–	–	–	–	–	–	–	(110,894)	–	(110,894)
Share-based payment transactions	–	–	1,588	56,528	(954)	–	–	–	–	–	–	57,162	–	57,162
Dividends not collected	–	–	–	–	5,281	–	–	–	–	–	–	5,281	–	5,281
Others	–	–	–	–	–	–	–	–	–	–	(1,303)	(1,303)	1,475	172
Balances as of December 31, 2024	1,318,993	(204,326)	(4,553)	176,307	27,202,665	44,490	(191,151)	(1,633)	309,961	52,960	5,642,738	34,346,451	630,783	34,977,234

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (CONTINUED)

	Attributable to Credicorp's equity holders.
						Other reserves

		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances as of January 1, 2025	1,318,993	(204,326)	(4,553)	176,307	27,202,665	44,490	(191,151)	(1,633)	309,961	52,960	5,642,738	34,346,451	630,783	34,977,234

Changes in equity in 2025
Net result after income tax	–	–	–	–	–	–	–	–	–	–	6,925,377	6,925,377	157,277	7,082,654
Other comprehensive income, Note 16(d)	–	–	–	–	–	(20,927)	1,265,461	1,860	(518,071)	(406,519)	–	321,804	12,087	333,891
Transfer of the fair value reserve of equity instruments designated at FVOCI for sale, Note 16(d)	–	–	–	–	–	8,336	–	–	–	–	–	8,336	–	8,336
Total comprehensive income	–	–	–	–	–	(12,591)	1,265,461	1,860	(518,071)	(406,519)	6,925,377	7,255,517	169,364	7,424,881
Transfer of retained earnings to reserves, Note 16(c)	–	–	–	–	5,637,738	–	–	–	–	–	(5,637,738)	–	–	–
Dividend distribution, Note 16(e)	–	–	–	–	(3,181,454)	–	–	–	–	–	–	(3,181,454)	–	(3,181,454)
Dividends paid to non-controlling interest of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(120,855)	(120,855)
Purchase of treasury stock, Note 16(b)	–	–	(2,451)	(116,800)	–	–	–	–	–	–	–	(119,251)	–	(119,251)
Share-based payment transactions	–	–	1,485	89,222	64,746	–	–	–	–	–	–	155,453	–	155,453
Release of optional reserve	–	–	–	–	(76,441)	–	–	–	–	–	–	(76,441)	–	(76,441)
Non-controlling interest from Pacifico EPS, Note 2(a)	–	–	–	–	–	–	–	–	–	–	–	–	57,177	57,177
Minority purchase	–	–	–	–	–	–	–	–	–	–	(9,142)	(9,142)	(8,783)	(17,925)
Transfer of fair value reserve of equity instruments designated at FVOCI for sale	–	–	–	–	–	–	–	–	–	–	(8,336)	(8,336)	–	(8,336)
Dividends not collected	–	–	–	–	1,314	–	–	–	–	–	–	1,314	–	1,314
Others	–	–	–	–	14	–	–	–	–	–	2,825	2,839	1,473	4,312
Balances as of December 31, 2025	1,318,993	(204,326)	(5,519)	148,729	29,648,582	31,899	1,074,310	227	(208,110)	(353,559)	6,915,724	38,366,950	729,159	39,096,109

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net result after income tax		7,082,654	5,623,252	4,959,878
Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	2,873,454	3,943,301	3,957,143
Depreciation and amortization	9(a) and 10(a)	746,243	570,830	511,174
Depreciation of right-of-use assets	11(a)	146,899	142,640	147,833
Depreciation of investment properties	12(g)	8,803	9,098	8,115
Provision for sundry risks	25	149,651	315,214	95,873
Deferred income tax	17(b)	(125,724)	(54,943)	(76,088)
Net gain on sale of securities	21	(400,686)	(362,295)	(425,144)
Impairment loss on goodwill	10(b)	–	27,346	71,959
Net gain of trading derivatives		(51,917)	(156,195)	(53,665)
Net gain from sale of property, furniture and equipment	25	(37,636)	(68,037)	(1,654)
Net gain from sale of foreclosed assets		(30,139)	(27,172)	1,867
Expense for share-based payment transactions	23	149,037	104,848	83,328
Net gain from sale of loan portfolio	25	(1,778)	(21,295)	(83,515)
Intangible losses due to withdrawals and dismissed projects	25	79,335	131,142	96,978
Gain on remeasurement of previously held equity interest in Pacifico Entidad Prestadora de Salud	25	(235,490)	–	–
Others		65,027	145,492	3,005
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(13,447,331)	(4,461,273)	(1,105,306)
Investments at fair value through profit or loss		(204,871)	412,376	(456,626)
Investments at fair value through other comprehensive income		1,459,872	(2,555,702)	(5,164,701)
Cash collateral, reverse repurchase agreements and securities borrowings		(1,251,363)	383,427	(330,448)
Sale of written off portfolio		7,320	55,230	239,599
Claim filed with the Tax Authority	12(a) and 31	(1,577,175)	–	–
Other assets		(2,045,992)	(1,111,692)	520,331

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (CONTINUED)

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)
Net increase (decrease) in liabilities
Deposits and obligations		17,248,164	13,286,449	2,271,524
Due to Banks and correspondents		379,613	(1,600,761)	3,455,502
Payables from repurchase agreements and securities lending		(704,293)	(1,111,676)	(2,790,671)
Bonds and notes issued		(4,054,938)	348,532	(2,213,122)
Short-term and low-value lease payments		(143,855)	(118,156)	(108,357)
Other liabilities		5,183,948	2,375,248	2,604,047
Net income for the period after the net change in assets and liabilities, and adjustments		11,266,832	16,225,228	6,218,859
Income tax paid		(2,660,631)	(1,703,135)	(2,139,140)
Net cash flow from operating activities		8,606,201	14,522,093	4,079,719
NET CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, furniture and equipment		160,264	98,223	53,152
Proceeds from sale of investment property		1,282	47,100	–
Collections for maturities and coupons of investment at amortized cost		859,930	1,740,670	1,245,434
Purchase of property, furniture and equipment	9	(284,710)	(310,144)	(322,371)
Purchase of investment property	12(g)	(183,563)	(70,399)	(37,667)
Purchase of intangible assets	10(a)	(983,971)	(801,290)	(828,803)
Purchase of investment at amortized cost		(255,185)	(176,601)	(1,359,245)
Acquisition of Pacifico EPS shares, net cash acquired	2(a)	(727,180)	–	(5,564)
Termination of the Joint Venture Agreement		(180,000)	–	–
Net cash flows from investing activities		(1,593,133)	527,559	(1,255,064)
NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	16(e)	(3,181,454)	(3,664,648)	(1,994,037)
Dividends paid to non-controlling interest of subsidiaries		(120,855)	(106,777)	(62,051)
Principal payments of leasing contracts		(152,899)	(152,693)	(157,386)
Interest payments of leasing contracts		(37,169)	(22,828)	(25,574)
Purchase of treasury stock	16(b)	(119,251)	(110,894)	(85,575)
Purchase of non-controlling interest of subsidiaries		(17,925)	(36,781)	(1,773)
Subordinated bonds, net		1,791,983	2,284,200	62,044
Net cash flows from financing activities		(1,837,570)	(1,810,421)	(2,264,352)
Net increase of cash and cash equivalents before effect of changes in exchange rate		5,175,498	13,239,231	560,303
Effect of changes in exchange rate of cash and cash equivalents		(3,771,899)	410,258	(760,651)
Cash and cash equivalents at the beginning of the period		47,570,103	33,920,614	34,120,962
Cash and cash equivalents at the end of the period	4(a)	48,973,702	47,570,103	33,920,614

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (CONTINUED)

	Note	2025	2024	2023
		S/(000)	S/(000)	S/(000)
Additional information from cash flows
Interest received		19,973,931	19,896,077	18,658,791
Interest paid		(5,160,077)	(5,852,580)	(5,080,522)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2025	As of January 1, 2025	Received	Paid	Exchange difference	Others	As of December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	8,016,712	4,842,529	(3,050,546)	(967,963)	(3,013)	8,837,719
Lease liabilities	404,817	–	(190,068)	(31,727)	429,237	612,259
	8,421,529	4,842,529	(3,240,614)	(999,690)	426,224	9,449,978

		Changes that generate cash flows		Changes that do not generate cash flows
2024	As of January 1, 2024	Received	Paid	Exchange difference	Others	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	5,680,120	2,284,200	–	48,509	3,883	8,016,712
Lease liabilities	512,579	–	(175,521)	3,986	63,773	404,817
	6,192,699	2,284,200	(175,521)	52,495	67,656	8,421,529

		Changes that generate cash flows		Changes that do not generate cash flows
2023	As of January 1, 2023	Received	Paid	Exchange difference	Others	As of December 31, 2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Subordinated bonds	5,738,414	284,944	(222,900)	(150,568)	30,230	5,680,120
Lease liabilities	578,074	–	(182,960)	(8,627)	126,092	512,579
	6,316,488	284,944	(405,860)	(159,195)	156,322	6,192,699

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or the “Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda's economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp's activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp's structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp's strategy, objectives and goals, main action plans and policies, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp's subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito S.A., a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its subsidiary Pacífico S.A. Entidad Prestadora de Salud (hereinafter Pacífico EPS), offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (b). Its main subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Perú.

Credicorp's legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp's businesses are managed are located at Calle Centenario N° 156, La Molina, Lima, Perú.

The consolidated financial statements as of December 31, 2024, and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 27, 2025, and presented for the Annual General Shareholders Meeting on March 27, 2025. The consolidated financial statements as of December 31, 2025, and for the year ended on that date, were approved by the Management on February 26,2025, and will be presented for final approval in the Annual General Meeting of Shareholders, which will be held within the deadlines established by law.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	BUSINESS ACQUISITIONS

a)	Acquisition of a majority interest in Pacífico EPS

On November 01, 2024 Credicorp entered into an agreement to acquire the 50.0 percent interest from Empresas Banmédica (“Banmédica” hereafter) in the partnership and participation agreement entered into in December 2014 between Pacifico Compañía de Seguros y Reaseguros S.A. (“Pacifico Seguros”) and Banmédica.

Pursuant to this acquisition, Banmédica trasnfered its 50.0 percent interest in the private health insurance business in Peru (Joint Venture Agreement) to Pacifico Seguros. In addition, Banmédica transfered its 50.0 percent interest in Pacifico S.A. Entidad Prestadora de Salud (“Pacifico EPS”), which manages the corporate employee health insurance and medical services businesses in Peru, to Credicorp's subsidiary, Grupo Crédito S.A.

As of March 13, 2025, the Company completed the acquisition of the remaining 50.0 percent interest in Pacífico EPS (representing 24,627,219 shares) and 50.0 percent of the co-investment agreement with Banmédica. The consideration paid for the acquisition of the interest in Pacífico EPS amounted to S/950.9 million.

The business combination was recognized using the acquisition method in accordance with IFRS 3 "Business Combinations". A business combination achieved in stages requires the acquirer to remeasure its previously held equity interest at fair value at the acquisition date, with any resulting gain or loss recognized in profit or loss. Accordingly, the Group remeasured its previously held interest in Pacifico EPS at fair value, recognizing a gain of S/235.5 million, see Note 25.

At the date of acquisition, the carrying amount and fair value of the identified assets and liabilities of the entities purchased were the following:

	Carrying amount	Fair value adjustments	Fair value recognized at acquisition
	S/(000)	S/(000)	S/(000)

Assets

Cash	223,670	–	223,670
Investments	320,161	–	320,161
Property, furniture and equipment, net, Note 9(a)	522,895	208,821	731,716
Investment property, Note 12(g)	948	5	953
Right-of-use assets, net, Note 11	128,049	–	128,049
Intangible assets, Note 10(a)	27,036	681,571	708,607
Other assets	484,974	–	484,974
Total assets	1,707,733	890,397	2,598,130

Liabilities

Due to banks and correspondents	15,795	–	15,795
Bonds and notes issued	115,520	–	115,520
Lease liabilities	156,245	–	156,245
Deferred tax liabilities, net	2,375	262,667	265,042
Other liabilities	615,150	–	615,150
Total liabilities	905,085	262,667	1,167,752
Total net assets identified at fair value	802,648	627,730	1,430,378

Existing shareholding			(950,850)

Non-controlling interest			(57,177)

Goodwill arising on acquisition, Note 10(b)			528,499

Total purchase consideration			950,850

Analysis of cash flows on acquisition

Net cash acquired with the subsidiary (included in investing cash flows)			223,670
Cash paid			(950,850)
Net cash flow on acquisition			(727,180)

The fair value at the acquisition date and the carrying amount of trade receivables amount to S/271.2 million, which are included under “other assets”, and the full contractual amounts were collected.

From the date of acquisition, Pacifico EPS has contributed S/524.4 million of net operating income and S/153.4 million to net profit before tax from the continuing operations of the Group. If the acquisition had taken place at the beginning of the year, net operating income from continuing operations would have been S/611.4 million and the profit before tax from continuing operations for the period would have been S/190.3 million.

The goodwill recognized reflects the market position of the acquired business and the anticipated benefits associated with its continuing operations. It is not expected to be deductible for income tax purposes.

b)	Agreement to Acquire Shares of Helm Bank USA –

On December 29, 2025, Banco de Crédito del Perú (“BCP”) entered into a Stock Purchase Agreement (“SPA”) with the shareholders of Helm Bank USA to acquire 100.0 percent of the issued and outstanding shares of Helm Bank USA (“Helm Bank”). Pursuant to the terms of the SPA, BCP will pay an amount of US$180.0 million, subject to customary purchase price adjustments as of the closing date (“Purchase Price”).

Helm Bank is a community bank authorized to operate in the State of Florida, United States of America, by the Florida Office of Financial Regulation (“OFR”), regulated by the OFR, and is a member of the Federal Deposit Insurance Corporation (“FDIC”).

The transaction is subject to obtaining the required regulatory approvals in the United States from the OFR and the Federal Reserve (“FED”), and in Peru from the Superintendencia de Banca, Seguros y AFP (“SBS”), as well as the fulfillment of other customary closing conditions. As of the date of this report, such approvals remain pending.

3	MATERIAL ACCOUNTING POLICIES

The material accounting policies used in the preparation of Credicorp’s consolidated financial statements are detailed below:

a)	Basis of presentation, use of estimates and changes in accounting policies –

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2025, and 2024, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss, which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires Management to make estimates and use assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates.

The most significant estimates included in the consolidated financial statements relate to the calculation of the expected credit loss allowance for the loan portfolio, in accordance with IFRS 9; the uncertainty regarding income tax treatments, in accordance with IFRIC 23; and the estimation of the liability for life insurance contracts under the General Measurement Model, as established in IFRS 17.

Furthermore, other estimates exist, such as: valuation of investments, liabilities for incurred but not reported claims, useful life of intangibles, impairment of goodwill, of the allowance of the expected credit loss on investments at fair value through other comprehensive income and investments at amortized cost, the valuation of derivative financial instruments and deferred income tax. The accounting criteria used for these estimates are described below.

The Group has adopted the following standards and amendments for the first time for its annual period beginning on or after January 1, 2025, as described below:

(i)	Amendments to IAS 21: Lack of Exchangeability

The amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability does not exist. The amendments also require the disclosure of information that enables users of the financial statements to understand how the lack of exchangeability affects, or is expected to affect, the entity’s financial performance, financial position, and cash flows.

Management has estimated the exchange rate for the Bolivian subsidiaries by applying the commission established by the regulator to the exchange rate. See Note 30.2(a)(ii).

b)	Basis of consolidation –

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

In accordance with IFRS 10 “‘Consolidated Financial Statements”, all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group controls an investee if, and only if, it has:

-	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting rights or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over the investee, including:

-	The contractual arrangement with the other holders of voting rights over the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

The profit or loss for the period and each component of other comprehensive income are attributed to the owners of the parent and to non-controlling interests, even if this results in non-controlling interests having a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to align their accounting policies with those of the Group.

All assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are fully eliminated on consolidation. Assets held in custody or under management by the Group, such as investment funds, private pension funds (AFP Funds), and others, are not part of the Group’s consolidated financial statements (see Note 3(w)).

Transactions with non-controlling interests -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount by [which] the non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are initially recognized at cost and subsequently accounted for using the equity method. These investments are included in “Other assets” in the consolidated statement of financial position; the results arising from the application of the equity method are included in “Net gain on securities” in the consolidated statement of income.

As of December 31, 2025 and 2024, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2023
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	241,448,365	231,724,646	203,624,697	197,418,592	37,823,668	34,306,054	6,475,332	5,179,505	4,562,831
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.86	98.86	20,619,872	17,890,138	16,309,989	14,504,765	4,309,883	3,385,373	784,502	765,767	803,384
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	5,390,195	6,014,937	4,040,240	5,026,510	1,349,955	988,427	737,562	569,689	474,780
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermudas	100.00	100.00	6,707,397	5,235,733	5,395,856	4,070,432	1,311,541	1,165,301	100,479	58,501	(135,495)
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	202	260	1	4	201	256	(55)	(22)	(106)

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group's subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS Accounting Standards and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
		2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2023
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.74	97.74	219,933,373	211,086,260	191,487,370	184,934,666	28,446,003	26,151,594	6,500,570	5,311,804	4,583,662
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.92	99.96	10,910,443	14,028,528	10,144,528	13,106,538	765,915	921,990	85,379	92,781	84,898
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	684,509	657,971	231,235	182,419	453,274	475,552	146,543	132,926	149,549
Tenpo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	2,063,256	903,698	1,708,824	646,952	354,432	256,746	(148,391)	(118,344)	(111,692)
Yape Market (e)	Digital platform for e-commerce	100.00	100.00	149,960	119,137	69,283	60,567	80,677	58,570	(7,993)	(35,190)	(8,345)
Krealo Management (f)	Management and development of digital businesses and innovation	99.99	99.99	89,338	54,414	51,766	7,175	37,572	47,239	(72,029)	(55,679)	–
Compañía Incubadora de Soluciones Móviles S.A - Culqi (g)	Payment Processing Services	100.00	100.00	225,546	200,890	171,339	134,725	54,207	66,165	(62,458)	(90,040)	(89,075)
Other minors Subsidiaries (h)				3,054	2,715	1,105	570	1,949	2,145	(836)	(1,194)	(565)

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS").

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Perú oriented towards the micro and small business sector. As of December 31, 2025, the assets, liabilities, equity and net result of Mibanco amount to approximately S/18,372.4 million, S/15,570.4 million, S/2,802.0 million and S/455.3 million, respectively (S/16,947.3 million, S/14,279.3 million, S/2,668.0 million and S/309.1 million, respectively December 31, 2024).

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. As of December 31, 2025, the assets, liabilities, equity and net result of BCB were approximately S/10,865.5 million, S/10,046.5 million, S/819.0 million and S/85.9million, respectively (S/13,974.7 million, S/12,968.7 million, S/1,006.0 million and S/93.5 million, respectively as of December 31, 2024).

c)	Prima AFP is a private pension fund administrator, and its activities are regulated by the SBS.

d)	Tenpo SpA (hereinafter “Tenpo", before “Krealo SpA”) was established in Chile in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Tenpo (Krealo SpA) acquired Tenpo Technologies SpA (before “Tenpo SpA”) and Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”). This group of companies offers certain financial products and is currently undergoing the regulatory approval process before the Chilean Superintendency of Banks and Financial Institutions for the granting of a banking license and the establishment of Tenpo Bank.

e)	Yape Market S.A.C. (“Yape Market”) was incorporated on July 1, 2022, and its main activity is to offering promotion, sales management, and product and service placement solutions through a digital commerce platform.

f)	Krealo Management S.A. (hereinafter, “Krealo Management”) was incorporated in September 2022 and its objective is to make investments and participate in the equity of other domestic and foreign companies. Its subsidiaries are Wally POS S.A.C., Sami Shop S.A.C., and Monokera S.A.C.

g)	Culqi (hereinafter, “Culqi”) was created in December 2013, and its principal activity is to provide digital payment processing services, which consist of collecting consumer payments through online or physical platforms.

h)	Other minor subsidiaries include Inversiones 2020 S.A, and Soluciones en Procesamiento S.A.

(ii)	Pacífico Seguros is an entity supervised by the SBS, whose economic activities include the underwriting and administration of general and life insurance policies, reinsurance operations, as well as real estate and financial investments. It has subsidiaries including Crediseguro Seguros Personales, Crediseguro Seguros Generales, Pacífico Asiste, and Pacífico EPS and its subsidiaries, which actively participate in the multiple insurance and health insurance businesses, respectively.

(iii)	Its most important subsidiary is ASB Bank Corp. (merged with Atlantic Security Bank on August 2021, was established in September 9, 2020 in the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2023
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	5,518,459	4,204,281	4,591,242	3,404,834	927,217	799,447	88,288	27,913	(163,342)
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	841,116	717,727	673,028	548,753	168,088	168,974	1,345	9,460	(10,716)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	293,616	278,115	124,127	111,448	169,489	166,667	21,215	21,958	4,318

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2023, Credicorp Holding Colombia has recognized an impairment of the goodwill of Mibanco Colombia for S/64.1 million (Credicorp’s equity holders), see Note 10(b).

As of December 31, 2025, and 2024, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net profit (loss)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2023
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	100.00	100.00	2,317,332	1,591,003	2,130,702	1,408,214	186,630	182,789	70,622	75,050	37,120
Mibanco – Banco de la Microempresa de Colombia S.A.	99.97	99.97	2,811,815	2,278,827	2,368,964	1,900,048	442,851	378,779	47,037	(9,521)	(72,608)

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in the year 2000. Its main activity is to manage funding granted to BCP by foreign financial entities or investors. These loans matured in the course of 2022 and were guaranteed by transactions carried out by BCP.

c)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

Credicorp and its subsidiaries which operate in Peru consider the sol as their functional and presentation currency, since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities, given the fact their major transactions and operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; are entered into and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency of the entity. These transactions are initially recorded by Group entities at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at each reporting date.

The differences arising from the exchange rate prevailing at each reporting date and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences result”, except for those that correspond to monetary items that are part of a hedging strategy of a net investment in a foreign operation, said accumulated difference is recognized within “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Bermuda, Panama, Bolivia, United States of America and Mexico have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at each reporting date.
-	Income and expenses, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses -

Banking activities -

Interest income and expenses:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss is not included.

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial assets in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Commissions and fees:

Income from commissions (which are not an integral part of the EIR) and fees are recognized as they are earned. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and fees for contingent credits.

Income from commissions and fees is recognized at an amount that reflects the consideration to which the Group expects to be entitled in exchange for providing the services. Performance obligations, as well as the timing of their satisfaction, are identified and determined at the time of contract. The Group's revenue contracts do not include multiple performance obligations.

When the Group provides a service to its clients, the consideration is invoiced and generally collected immediately after the provision of a service at a given time or at the end of the contract period for a service provided over time.

The Group has generally concluded that it is the principal in its revenue arrangements because it normally controls the services before transferring them to the client.

Medical services activities -

Revenue Recognition -

Revenue is recorded at the fair value of the consideration agreed upon, excluding taxes, and is recognized when no remaining obligations affect the customer’s acceptance of the service. Revenue corresponds to the transaction price allocated to each performance obligation and may include both fixed and variable amounts.

Medical Services:

Outpatient Services: Revenue is recognized at a specific point in time, upon completion of the medical service and issuance of the corresponding record and invoice.

Hospitalization and Emergency Services: Revenue is recognized over time as the service is rendered. Progress is measured using the cost-plus-margin percentage of completion method, in accordance with the agreement.

Sale of Pharmaceuticals:

Revenue is recognized at a specific point in time when control of the products is transferred, which coincides with their delivery.

Recognition of Costs and Expenses -

Costs: Recognized as medical services are rendered, medications are consumed, diagnostic tests are performed, or when the related revenue is recognized.

Expenses: Recorded when there is a decrease in future economic benefits resulting from a reduction of assets or an increase in liabilities, provided that the amounts can be measured reliably, regardless of the timing of payment.

Other income and expenses -

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

e)	Insurance activities -

Below is the Group’s accounting policy for its insurance activities:

Classification of insurance and reinsurance contracts:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk decreases significantly during this period, unless all rights and obligations are extinguished or expire. The life insurance contracts offered by the Group include retirement, disability, and survivorship insurance, annuity contracts, and individual life insurance contracts, including Investment Link insurance. The non-life insurance contracts issued by the Group mainly cover automobile, fire and allied lines, technical lines, and health insurance.

Accounting treatment of insurance and reinsurance contracts:

Separation of the components of insurance and reinsurance contracts –

The Group evaluates its insurance and reinsurance products to determine if they contain components that must be accounted for under another IFRS instead of IFRS 17.

After separating the various components, an entity must apply IFRS 17 to all remaining components of the (host) insurance contract.

Currently, the Group's products do not include differentiated components that require separation.

Investment components are the amounts that an insurance contract requires an insurer to reimburse a policyholder in all circumstances, even if an insured event does not occur.

Investment components that are highly interrelated with the insurance contract of which they form part are considered non-distinct and are not accounted for separately. However, the receipts and payments of the investment components are excluded from the income and expenses of the insurance activity.

Some reinsurance contracts issued contain profit commission arrangements. Under these agreements, there is a guaranteed minimum amount that the policyholder will always receive, whether in the form of profit commission, claims, or other contractual payment, regardless of whether the insured event occurs.

The components of the profit commission are assessed to be highly interrelated with the insurance component of reinsurance contracts so that they are considered non-distinct investment components so that separate accounting is not required. However, receipts and payments of these investment components are recognized outside of profit or loss.

Aggregation level and classification –

The grouping of contracts into units of account is performed based on product types, currency, onerousness, and year of issuance, as they share similar risks, are managed collectively, and no contract portfolio may include contracts issued more than one year apart.

The Group classifies a portfolio of insurance and reinsurance contracts into two categories based on the expected profitability at the policy or contract level at the time of recognition, using reasonable and supportable information, as follows:

-	Onerous contracts: A contract is classified as onerous when, at the initial recognition date, the present value of expected outflows exceeds the present value of expected inflows.
-	Non-onerous contracts: These include contracts for which, at the initial recognition date, the present value of expected outflows is less than the present value of expected inflows.

It should be noted that a contract for accounting purposes may differ from what is considered a contract for other purposes (i.e. legal or management).

The expected return of these portfolios at inception is determined based on existing actuarial valuation models that consider new and existing businesses.

Recognition of insurance and reinsurance contracts –

The Group recognizes a group of insurance contracts issued when the earliest of the following events occurs:

-	The beginning of the coverage period of the group of contracts.
-	The maturity date of the policyholder’s first payment within the group.
-	For a group of onerous contracts, as soon as the facts and circumstances indicate that the group is onerous.

The Group recognizes reinsurance contracts held when any of the following events occurs:

-	In all other cases from the beginning of the coverage period of the group of reinsurance contracts maintained.
-	The date the Group recognizes an onerous group of underlying insurance contracts if the Group entered into the related reinsurance contract held in the group of reinsurance contracts held at or before that date.

Whether the reinsurance contracts held provide proportional coverage at the beginning of the coverage period of the group of reinsurance contracts held or at the initial recognition of any underlying contract, whichever is later.

Contract boundary –

The Group includes in the measurement of a group of insurance contracts all future cash flows within the limit of each contract in the group. Cash flows are within the limits of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group has a substantive obligation to provide the policyholder with insurance services insurance contract.

The substantive obligation to provide the services of the insurance contract ends when:

-	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can establish a price or level of benefits that fully reflects those risks.

-	The following two criteria are met:

-	The Group has the practical ability to reassess the risks of the portfolio of insurance contracts contained in the contract and, as a result, can establish a price or profit level that fully reflects the risk of that portfolio.

-	The price of the premium until the date of re-evaluation of the risks does not consider the risks that relate to periods after the date of reassessment.

A liability or asset related to expected premiums or claims outside the limit of the insurance contract is not recognized. These amounts refer to future insurance contracts.

For life contracts with renewal periods, the Group assesses whether the premiums and related cash flows arising from the renewed contract are within the contract boundary.

Renewal prices are established by the Group considering all risks covered for the insured that would be considered when signing equivalent contracts on the renewal dates of the remaining service.

The Group re-evaluates each group's contract boundary at the end of each reporting period.

Measurement at initial recognition –

General model (BBA) – Insurance contracts

The general model measures a group of insurance contracts as the total of:

-	Fulfillment cash flows.
-	A risk adjustment for non-financial risk.
-	The contractual service margin (CSM), which represents the unearned technical profit that the Group will recognize as it provides services in the future.

Compliance cash flows comprise:

-	Estimates of future cash flows considering their probability of occurrence.
-	An adjustment to reflect the time value of money and the financial risks related to future cash flows.

The cash flows for each scenario are weighted according to the probability of their occurrence based on the experience of the Group's portfolio and are discounted using current interest rate assumptions (risk-free curve + Matching Adjustment).

When estimating future cash flows, the Group includes all cash flows that are within the contract boundary, including:

-	Premiums and related cash flows.

-	Expected future claims and benefits:

-	Payments to beneficiaries for the occurrence of insured events.
-	Payments to policyholders resulting from the incorporated surrender and maturity options.
-	Acquisition expenses attributable to the portfolio to which the contract belongs.
-	Claim settlement expenses.
-	Attributable policy maintenance expenses, including recurring commissions expected to be paid to intermediaries.
-	An allocation of fixed and variable overhead expenses directly attributable to compliance with insurance contracts.

If at the time of initially estimating the fulfillment flows of a group of contracts a net outflow is obtained, these contracts become onerous contracts, and a liability will be recognized at that initial time in the statement of financial position. This amount is what we call the “loss component”.

A group of contracts that were not onerous on initial recognition may subsequently become onerous if assumptions change, even though the classification of their grouping or Unit of Account remains unchanged.

Simplified Model – initial recognition

The simplified model of the general method is the Premium Allocation Approach (PAA), which is applied by the Group for insurance and reinsurance contracts with a duration equal to or less than one year or for which the amount of the provision does not differ significantly of the general model.

If significant variability in cash flows from compliance is initially expected that would affect the measurement of the remaining coverage liability, the simplified method cannot be applied.

Under the premium allocation approach, the Group will assume that no contract is onerous unless the facts and circumstances indicate otherwise, which is why initially all contracts are grouped based on risk and how they are managed. To evaluate this possibility, a premium sufficiency test will be used that will evaluate the need to provide an additional provision and classify the Group of contracts as onerous (Onerousness Test).

For insurance contracts that apply the PAA approach, the Group initially recognizes written premiums net of commissions and deferred premiums as provision of remaining coverage (Liability for Remaining Coverage, LRC).

Post measurement – insurance contracts

The carrying amount of a group of insurance contracts after initial recognition will consist of:

(a)	Liability for Remaining Coverage (LRC) comprising compliance cash flows, risk adjustment for non-financial risk and CSM of the Contract Group at the end of the reporting period.

(b)	Incurred claims liability, which comprises compliance cash flows relating to the payment of reported and pending claims, incurred but not reported claims (IBNR) and claim settlement expenses. A risk adjustment for non-financial risk is also included.

The Group will recognize income or expenses for the variation in the carrying amount of the Liability for Remaining Coverage and the liability for claims incurred:

(a)	Income from insurance activity: the reduction of the liability for the service provided in the period.

The CSM at the end of the reporting period represents the gain in the Insurance Contract Group that has not yet been recognized in profit or loss, because it relates to the future service to be provided.

For a group of insurance contracts without direct participation components, the carrying value of the CSM at the end of the reporting period is equal to the carrying value at the beginning of the reporting period adjusted as follows:

-	The effect of new contracts added to the group. interest accrued on the carrying amount of the CSM during the reporting period, measured at the discount rates at initial recognition.

-	Changes in compliance cash flows related to future service such as:

o	Adjustment for experience: it must be disaggregated to reflect the different factors that cause such adjustments in the expected future benefits of the Group:

●	Adjustment in compliance flows due to claims experience is the variation in actual claims compared to expected claims. Likewise, this variation in the accident rate may lead to changes in the expected compliance flows. This variation will be recorded in a change in the CSM amount.

●	Adjustment for variation in operating assumptions - A variation in the projection operating assumptions (mortality, expenses, rescues, etc.) will be recorded against the CSM for the period. This change will be cumulative with the adjustments made previously.

●	Adjustment for premiums collected: Insurance premiums that relate to future service that have been received in the period require an adjustment to the contractual service margin. Likewise, an additional analysis must be carried out on the extraordinary contributions that the policyholder may make. Whether these new contributions made by the insured, different from regular premiums, should be considered new contracts or part of existing contracts. Therefore, it must be evaluated whether the new contributions are valued using the same conditions as at the beginning of the contract or if they are modified (mortality table, administration expenses, guaranteed rates, etc.).

-	In the event that the conditions of the contract are not modified in the extraordinary contribution, that is, it has the same conditions as the original contribution, it is considered that the cash flows are within the limits of the contract, and therefore Both the variation in expected cash flows will be considered as a variation in experience.

-	Changes in estimates of the present value of future cash inflows in the remaining coverage liability measured at discount rates.

-	Differences between the investment components that are expected to become payable in the period and the actual investment component that becomes payable in the period, measured at discount rates.

-	Changes in risk adjustment for non-financial risk that relates to future service.

-	The effect of currency exchange differences on the CSM.

-	The amount recognized as insurance income due to the transfer of insurance contract services in the period, determined by the allocation of the remaining CSM at the end of the reporting period (before any allocation) during the current coverage period and remaining.

The locked-in discount rate is the weighted average of the rates applicable at the date of initial recognition of contracts that joined a group over a 12-month period. The discount rate used for accretion of interest on the CSM is determined using the bottom-up approach at inception.

For a group of insurance contracts with direct participation components, the amount of CSM to be reported in the books will be obtained by applying a series of adjustments to the value of the CSM of the previous period:

-	The effect of the new contracts added to the group.

-	The entity's participation in the change in the fair value of the underlying elements.

-	Changes in compliance cash flows, such as a change in the entity's loss experience and future expenses compared to those expected in the previous period.

-	The effect of currency exchange differences on the CSM.

-	The amount recognized as revenue from ordinary insurance activities due to the transfer of services in the period, determined by allocating the remaining contractual service margin at the end of the reporting period (before any allocation) over the current coverage period.

(b)	Insurance activity expenses: for losses in onerous contract groups and reversals of these losses.

The Group will recognize a loss in the period's results for the net outflow for the Group of onerous contracts, causing the Group's liability book amount to equal the cash flows from compliance, with the Group's contractual service margin being zero.

The loss component is released based on a systematic allocation of subsequent changes related to future service in compliance cash flows to:

(i)	The loss component; and

(ii)	the remaining coverage liability excluding the loss component. The loss component is also updated for subsequent changes related to future service in estimates of compliance cash flows and risk adjustment for non-financial risk.

Systematic allocation of subsequent changes to the loss component results in total amounts allocated to the loss component being zero at the end of the coverage period of a contract group.

(c)	Financial expenses and income from insurance: for the time value of money and financial risk effect.

The Group disaggregates financial income or expenses for insurance contracts issued for its immediate annuity and term life portfolios between profit or loss and other compressive income.

The impact of changes in market interest rates on the value of life insurance and related reinsurance assets and liabilities is reflected in other compressive income to minimize accounting mismatches between the accounting for financial assets and insurance assets and liabilities. The Group financial assets supporting the insurance portfolios issued are predominantly measured at amortized cost or fair value with changes in other comprehensive income. Financial income or expenses from reinsurance contracts issued by the Group are not disaggregated because the related financial assets are managed on a fair value basis and are measured at fair value with changes in income.

Simplified model (premium allocation approach) –

The Group measures the carrying amount of the liability for remaining coverage at the end of each reporting period as the liability for remaining coverage at the beginning of the period:

-	Plus, premiums received in the period.
-	Minus insurance acquisition cash flows, with the exception of property insurance product line for which the Group chooses to expense insurance acquisition cash flows as they occur.
-	Plus, any amounts relating to the amortization of the insurance acquisition cash flows recognized as an expense in the reporting period for the group.
-	Minus the amount recognized as insurance revenue for the services provided in the period.

The Group estimates the liability for incurred claims as the fulfilment cash flows related to incurred claims. The fulfilment cash flows incorporate, in an unbiased way, all reasonable and supportable information available without undue cost or effort about the amount, timing and uncertainty of those future cash flows, they reflect current estimates from the perspective of the Group and include an explicit adjustment for non-financial risk (the risk adjustment). The Group does not adjust the future cash flows for the time value of money and the effect of financial risk for the measurement of liability for incurred claims that are expected to be paid within one year of being incurred.

Where, during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the Group recognizes a loss in profit or loss for the net outflow, resulting in the carrying amount of the liability for the group being equal to the fulfilment cash flows. A loss component is established by the Group for the liability for remaining coverage for such onerous group depicting the losses recognized.

The subsequent measurement of reinsurance contracts held follows the same principles as those for insurance contracts issued and has been adapted to reflect the specific features of reinsurance held.

Presentation –

For presentation in the consolidated statement of financial position, the Group aggregates insurance and reinsurance contract portfolios that are assets or liabilities and presents them separately in the following items:

-	Reinsurance Contract Assets.
-	Insurance Contract Liability.

The presentation in the statement of comprehensive income is as follows:

-	Insurance service result (including insurance service income and expenses).
-	Reinsurance service result (including income and expenses from reinsurance contracts).
-	Net financial expenses from insurance activity, presented in interest and similar expenses. See Note 19.

Significant judgments and estimates –

The Group bases its assumptions and estimates on parameters derived from portfolio experience and these are used to prepare the financial statements. However, existing circumstances and assumptions about future developments could change due to changes in the market or circumstances beyond the Group's control. Parameters are updated to reflect such changes in assumptions as necessary.

The Group reassesses the CSM in each period with the adjustment for the entity's experience. Parameters used for estimating future cash flows are a comparison between current and estimated rates, and the following hypotheses are evaluated: mortality, longevity, disability, expenses, lapses, and surrender rates.

For the measurement of the present value of future cash flows, it is necessary to define discount rates that consistently reflect the time value of money.

For the general model, it should be noted that in each valuation, it will be necessary to have two types of differentiated interest rates for discounting cash flows:

-	Market rate or current valuation rate: the interest rate obtained from current market data and assumptions. The discount rate as of the valuation date will be equal to the risk-free rate of the corresponding currency plus the Matching Adjustment described later.

-	Established initial rate or Locked-In Rate (LiR): an interest rate defined at the time of initial recognition of the insurance contract and will remain fixed until the termination of it, and will be used to:

-	Measuring cash flows from fulfillment at initial valuation;
-	Determining the amount of financial expenses or income from insurance included in the income statement for the period;
-	Determining accrued interest on the CSM;
-	Determining the portion of the financial effect on Cashflows that will be imputed to interest on liabilities;
-	Measuring changes in the contractual service margin.

Insurance contract liabilities are calculated by discounting the expected future cash flows at a risk-free rate, plus an illiquidity premium when applicable. The risk-free rates are determined by reference to interest rate curves published by the SBS for contracts issued in soles and VAC soles, and by reference to U.S. Treasury bond yields for contracts issued in U.S. Dollars.

To determine the discount curve of the initial rate established on the date of initial recognition of the contract, the liquidity premium is determined using the Matching Adjustment methodology. This methodology is based on the assets themselves that cover the Group's liabilities and is calculated as the IRR of the de-risked assets minus the IRR of the liabilities, minus the average “Cost of Downgrade” of the portfolio and an adjustment for the portfolio's sub-investment grade investments. The Matching Adjustment is determined by product type and currency. The discount rates applied to discount future cash flows are summarized below:

	1 year			3 years			5 years
	2025	2024	2023	2025	2024	2023	2025	2024	2023

Soles	4.68%	4.86%	5.98%	4.90%	5.41%	6.18%	5.42%	6.20%	6.62%
Soles VAC	1.56%	1.69%	1.44%	2.10%	2.59%	3.13%	2.67%	3.18%	3.58%
Dollars	4.99%	5.71%	6.52%	5.06%	5.82%	5.74%	5.24%	5.93%	5.57%

	10 years			20 years
	2025	2024	2023	2025	2024	2023

Soles	6.74%	7.40%	7.12%	7.73%	7.88%	7.41%
Soles VAC	3.55%	3.66%	3.91%	3.84%	3.91%	4.08%
Dollars	5.69%	6.13%	5.61%	6.30%	6.41%	5.93%

The other assumptions used in the determination of expected cash flows are:

- Mortality and morbidity rates

The assumptions are based on standard industry tables, depending on the type of contract entered into. They reflect recent historical experience and are adjusted where appropriate to reflect the Group's own experiences. Mortality assumptions are differentiated in some products by gender of the insured, underwriting class and contract type.

An increase in expected mortality and morbidity rates would increase the expected cost of life insurance claims, which would reduce the Group's expected future earnings.

- Longevity

Assumptions are based on industry standard Peruvian regulatory tables, adjusted where appropriate to reflect the Group's own risk experience. For pensions, expected future longevity improvements are considered. Assumptions are differentiated by a number of factors including (but not limited to) policyholder gender, risk class and contract type. An increase in expected longevity rates would lead to an increase in the expected cost of immediate and future annuity payments, which would reduce the Group's expected future earnings.

- Expenses

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if applicable. An increase in the expected level of expenses would reduce the Group's expected future earnings. Cash flows within the contract boundary include an allocation of fixed and variable overhead expenses directly attributable to the performance of the insurance contracts. Such overheads are allocated to groups of contracts using methods that are systematic and rational and are applied consistently to all costs that have similar characteristics.

- Lapse rates and surrenders

Forfeitures relate to the termination of policies due to non-payment of premiums. Surrenders relate to the voluntary termination of policies by policyholders to withdraw the surrender value of contracts. Policy termination assumptions are determined using statistical measures based on the Group's experience and vary by product type, policy duration, distribution channel and market interest rate trends. An increase in lapse rates early in the life of the policy would tend to reduce the Group's earnings, but subsequent increases have a broadly neutral effect.

f)	Financial instruments: Initial recognition and subsequent measurement –

A financial instrument is any agreement that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determines the classification of its financial instruments at the time of initial recognition.

All financial instruments are initially recognized at their fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issuance of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of the assets within a period established in accordance with regulations or conventions in the market (regular way purchases or sales) are recognized at the trade date, that is, the date on which the Group undertakes to buy or sell the asset.

As of December 31, 2025 and 2024, the Group classified financial assets into one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value through other comprehensive income or at amortized cost based on:

-	The business model to manage financial assets and
-	The characteristics of the contractual cash flows of the financial asset

Business model -

It represents how financial assets are managed to generate cash flows and is not dependent on Management's intention with respect to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To evaluate business models, the Group considers:

-	The risks that affect the performance of the business model and, in particular, the way in which these risks are managed.
-	How the performance of the business model and the financial assets held within this business model are evaluated and reported to key Group management personnel.

If cash flows after initial recognition are realized differently from the Group's expectations, the classification of the remaining financial assets held in this business model is not modified.

When the financial asset is maintained in business models i) and ii) the application of the only principal and interest payments test is required - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) –

This test consists in the evaluation of the cash flows generated by a financial instrument to verify whether the contractual conditions of the financial asset arise, on specified dates to cash flows that are solely payments of principal and interest. To adapt to this concept the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified as at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost –

A financial asset is classified as at amortized cost if the following conditions are met:

-	It is held within a business model whose objective of which is to maintain the financial asset to obtain contractual cash flows, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After initial recognition, financial assets in this category are measured at amortized cost, using the effective interest rate method, less any credit loss provision. The amortized cost is calculated taking into account any discount or premium incurred in the acquisition and fees that constitute an integral part of the effective interest rate. Interest income is included in the “Interest and similar income” item in the consolidated statement of income.

Financial assets at amortized cost include direct credits that are recorded when the funds are disbursed to clients, and indirect credits (contingent) that are recorded when the documents that support said credit facilities are issued. Likewise, the Group considers as refinanced or restructured those loans that change their payment schedule due to difficulties in payment by the debtor.

The impairment loss is calculated using the expected credit loss approach and is recognized in the consolidated statement of income within “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for credits.

The balance of financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

(ii)	Financial assets at fair value with changes in other comprehensive income –

The financial assets that the Group maintains in this category are: a) investments in debt instruments, and b) investments in equity instruments, for non-trading purposes, irrevocably designated as such at initial recognition.

Investments in debt instruments -

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are met:

-	The financial asset is maintained within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets, and
-	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After initial recognition, investments in debt instruments are measured at fair value, recording unrealized gains and losses in the consolidated statement of comprehensive income, net of the corresponding income tax and non-controlling interest, until the investment is sold; in which the accumulated gain or loss is recognized in the “Net gain on securities” item of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in fair value due to changes in the hedged risk is recognized in “Interest and similar income” in the consolidated statement of income.

Foreign exchange gains or losses related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to differences between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of investments in debt instruments is determined primarily based on quotes or, in the absence of these, on the basis of discounted cash flows using market rates consistent with the credit quality and maturity of the investment.

An impairment loss of investments in debt instruments is calculated using the expected credit loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” in the consolidated statement of income, in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at initial recognition) –

At initial recognition, the Group can make an irrevocable choice to classify equity instruments, which are not for trading, but held strategic purposes, as “At fair value through other comprehensive income”.

After initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” in the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the right to collection has been established and are recorded in the “Interest and similar income” item in the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss –

Financial assets must be classified and measured at fair value through profit or loss unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value with changes in results from the moment of their recognition initial, and d) derivative financial instruments for trading purposes.

Debt instruments -

Such instruments are classified in this category because: a) they are held for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. The accrued interest is calculated using the contractual interest rate and is recorded in the “Interest and similar income” item in the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable election is made, at initial recognition, to designate them at fair value through other comprehensive income.

After initial recognition, they are measured at fair value, recording the changes in the “Net gain on securities” item in the consolidated statement of income. Dividend income is recorded in the “Interest and similar income” item in the consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss at initial recognition -

At the time of initial recognition, Management may irrevocably designate financial assets as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from the measurement of the assets or liabilities or the recognition of their profits and losses on different bases.

After their initial recognition, they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2025 and 2024, the Group classified financial liabilities at initial recognition as measured at amortized cost, except for financial liabilities at fair value through profit or loss. These liabilities include derivatives that are measured at fair value.

The interest incurred is accrued in the “Interest and similar income” item in the consolidated statement of income.

Likewise, at initial recognition, Management may irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is met:

-	A measurement inconsistency that would otherwise arise when using different criteria to measure assets or liabilities is eliminated or significantly reduced; or
-	They are part of a group of financial liabilities, which are managed and their performance is evaluated on a fair value basis, in accordance with a documented investment or risk management strategy; or
-	The financial liability contains one or more embedded derivatives that significantly modify the otherwise required cash flows.

(iv)	Reclassification of financial assets and liabilities -

The reclassification of financial assets will take place whenever the business model for managing the financial assets changes. It is expected that this change will be very infrequent. These changes are determined by approval of the Group's management as a result of external or internal changes, which must be significant to the Group's operations and demonstrable to third parties. Financial liabilities are never reclassified.

When the Group changes its business model for managing financial assets, it will prospectively reclassify all affected financial assets from the date of reclassification. The Group will not restate previously recognized gains, losses, or interest (including gains or losses on impairment) recognized.

If the Group reclassifies:

-	A financial asset from the amortized cost measurement category to the fair value through profit or loss category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previously amortized cost of the financial asset and the fair value will be recognized in profit or loss for the period.

-	A financial asset from the fair value through profit or loss measurement category to the amortized cost category: its fair value at the reclassification date becomes its new gross carrying amount.

-	A financial asset from the amortized cost measurement category to the fair value through other comprehensive income category: its fair value will be measured at the reclassification date. Any gain or loss arising from differences between the previously amortized cost of the financial asset and the fair value will be recognized in other comprehensive income. The effective interest rate and the measurement of expected credit losses will not be adjusted as a result of reclassification.

-	A financial asset from the fair value through other comprehensive income measurement category to the amortized cost category, the financial asset will be reclassified at its fair value at the reclassification date. However, previously recognized accumulated gains or losses in other comprehensive income will be removed from equity and adjusted against the fair value of the financial asset at the reclassification date. As a result, the financial asset will be measured at the reclassification date as if it had always been measured at amortized cost. This adjustment affects other comprehensive income but not profit or loss for the period.

-	A financial asset from the fair value through profit or loss measurement category to the fair value through other comprehensive income category, the financial asset will continue to be measured at fair value.

-	A financial asset from the fair value through other comprehensive income measurement category to the fair value through profit or loss category, the financial asset will continue to be measured at fair value. The previously recognized accumulated gain or loss in other comprehensive income will be reclassified from equity to profit or loss for the period.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full immediately to a third party under a pass-through arrangement; and the Group has also transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When contractual rights to receive cash flows from the financial asset have been transferred, or a transfer agreement has been entered into, the Group assesses whether it has retained, and to what extent, the risks and benefits inherent in ownership of the asset. When the Group has neither transferred nor retained substantially all risks and benefits inherent in ownership of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement with the asset.

In that case, the Group also recognizes the related liability. The transferred financial asset and related liability are measured so as to reflect the rights and obligations that the Group has retained.

Continued involvement in the form of a guarantee over the transferred asset is measured as the lower of (i) the carrying amount of the asset, and (ii) the maximum consideration received that the Group would be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation to pay is discharged, cancelled, or expires. When an existing financial liability is exchanged for another from the same borrower under significantly different terms (fails the 10.0 percent test established in IFRS 9), or the terms are substantially modified, such exchange or modification is treated as a derecognition of the original liability and a new liability is recognized, with the difference between the carrying amount of the initial financial liability and the consideration paid recognized in the consolidated statement of comprehensive income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when there is a legally enforceable right to offset them and the Management intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

As of December 31, 2025, and 2024, the Group applies a three-stage approach to measure the provision for credit losses, using an expected credit loss impairment model as set out in IFRS 9, for the following categories:

-	Financial assets at amortized cost.
-	Debt instruments classified as investments at fair value through other comprehensive income, and
-	Indirect credits that are presented in accounts outside the consolidated statement of financial position.

Financial assets classified or designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets migrate through three stages based on changes in credit risk from initial recognition.

Impairment model of expected credit losses -

Calculations of credit losses result from models with a series of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfall events related to default events, either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit impairment from inception. The expected credit loss reflects a probability-weighted outcome considering a range of multiple outcomes based on reasonable and supported forecasts.

Provisions for credit losses will be measured at each reporting date following a three-stage expected credit loss model based on the degree of credit deterioration from inception:

-	Stage 1: Financial assets whose credit risk has not increased significantly since initial recognition will recognize a reserve for losses equivalent to the credit losses expected to occur from defaults in the next 12 months. For instruments with a maturity of less than 12 months, a default probability corresponding to the remaining term to maturity is used.

-	Stage 2: Financial assets that have experienced a significant increase in credit risk compared to initial recognition but are not considered impaired will recognize a loss reserve equivalent to the expected credit losses that are expected to occur during the remaining life of the asset.

-	Stage 3: Financial assets with credit impairment at the reporting date will recognize a loss reserve equivalent to the expected credit losses over the entire life of the asset. Interest income will be recognized based on the carrying amount of the asset, net of the credit loss provision.

Measurement of expected loss –

The measurement of expected credit loss is primarily based on the product of the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD), discounted to the reporting date and considering expected macroeconomic effects and all in accordance with the new regulations.

The details of these statistical parameters are the following:

-	PD: It is an estimate of the probability of default over a specified time horizon. Default can only occur at a specific point in time during the estimated remaining life, provided the financial asset has not been derecognized previously and still remains in the portfolio.

-	LGD: It is an estimate of the loss that occurs in the event of default at a given point in time. It is based on the difference between contractual cash flows owed and those the lender would expect to receive, including from the realization of any collateral. It is typically expressed as a percentage of the EAD.

-	EAD: It is an estimate of exposure at a future default date, considering expected changes in exposure after the reporting date, including principal and interest repayments, either scheduled by contract or otherwise, and interest accrued for overdue payments.

The fundamental difference between credit loss considered in stage 1 and stage 2 is the PD horizon. Stage 1 estimates use a 12-month horizon, while those in stage 2 use an expected loss calculated with the remaining term of the asset and consider the effect of significant risk increase. Finally, in stage 3, the expected loss will be estimated based on the best estimate ("ELBE"), given the status of the collection process for each asset.

Changes from one stage to another –

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.

-	If the probability of default ("PD") at the reporting date exceeds the PD at the origination date by 50.0 percent (absolute thresholds) in all portfolios.

-	If the PD at the reporting date exceeds the PD at the origination date at an individualized level for each risk level and by portfolio (relative thresholds).

Additionally, all accounts classified as defaults at the reporting date are considered stage 3. Assessments of significant risk increase from initial recognition and credit impairment are independently conducted at each reporting date. Assets can move in both directions from one stage to another. See further detail in Note 30.1(c).

Prospective Information –

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk should consider information on past events and current conditions, as well as projections of future events and economic conditions. For the estimation of the risk parameters (PD, LGD and EAD), used in the calculation of the provision in stage 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested, which give a better prospective and systemic vision to the estimation, based on econometric techniques. These projections have a period of 3 years and, additionally, a long-term projection.

The estimate of the expected loss is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios are based on macroeconomic projections provided by the internal economic studies team and approved by Senior Management; these projections are made for the main countries where Credicorp operates. This same team also provides the probability of occurrence of each scenario. It should be noted that the design of the scenarios is reviewed quarterly and may be more frequent if the environmental conditions so require.

Macroeconomic Factors –

In its models, the Group relies on a wide range of prospective information as economic inputs, such as gross domestic product (GDP) growth, unemployment rates, central bank base rates, among others. The inputs and models used to calculate expected credit losses may not always capture all market characteristics at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made using expert judgment.

Expected Lifetime –

For instruments in Stage 2 or 3, loss reserves will cover expected credit losses during the instrument's lifetime. For most instruments, the expected lifetime is limited to the remaining term of the product, adjusted for expected prepayments. For revolving products, an analysis was conducted to determine the expected lifetime period.

Presentation of provision for credit losses in the consolidated statement of financial position -

-	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of financial assets;
-	Debt instruments measured at fair value through other comprehensive income: no provision is recognized in the consolidated statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in accumulated other comprehensive income;
-	Indirect credits: the provision for credit loss is presented under "Other liabilities" in the consolidated statement of financial position.

Renegotiated Credits –

When a credit is modified, it is not considered past due but maintains its previous classification as impaired or unimpaired. If the borrower complies with the new agreement for the next six months, and the analysis of their repayment capacity supports a new risk rating improvement, the credit is classified as unimpaired. If after the credit is modified, the borrower defaults on the new agreement, it is considered impaired and past due. See further detail in Note 30.1(c).

j)	Business Combinations –

Business combinations are accounted for using the acquisition method, as required by IFRS 3 “Business Combinations”. The acquisition cost is measured at the fair value of the consideration transferred at the acquisition date and the amount of any non-controlling interest in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for proper classification and naming in accordance with contractual terms, economic circumstances, and conditions relevant at the acquisition date. This includes the separation of implicit derivatives in contracts entered into by the acquiree.

Any contingency transferred by the acquirer must be recognized at its fair value at the acquisition date. The contingency classified as a financial instrument and within the scope of IFRS 9: "Financial Instruments" is measured at fair value with changes recognized in the consolidated statement of profit or loss. If the contingency does not fall within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency classified as equity shall not be remeasured, and its subsequent settlement is accounted for within equity.

The acquisition of additional non-controlling interest is recognized directly in equity; the difference between the amount paid and the net assets acquired is recognized as an equity transaction. Therefore, the Group does not recognize any additional goodwill after acquiring the non-controlling interest, nor does it recognize a gain or loss on the sale of the non-controlling interest.

If there is a contractual obligation to acquire the shares of the non-controlling interest through a put option, the Group will initially recognize a liability at fair value through profit or loss equivalent to the fair value of the non-controlling interest against the "Reserves and others" account in equity. After initial recognition, the liability is measured at fair value, recording changes in the statement of profit or loss until the option is exercised. If the option expires without being exercised, the liability is derecognized, adjusting equity.

The equity attributable to the non-controlling interest is presented separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is presented separately in the consolidated statement of profit or loss and in the consolidated statement of comprehensive income.

If a business combination is achieved in stages, the carrying amount of the previous participation held in the acquiree is remeasured at fair value at the date of acquisition, with the resulting gains or loss recognized in profit or loss. Likewise, in accordance with IFRS 3, from the acquisition date of a company not under common control, the acquirer has a period of 12 months to make adjustments to the initial recognition of goodwill.

Combinations of Entities under Common Control

A business combination between entities or businesses under common control is outside the scope of IFRS 3, as it represents a business combination in which all entities or businesses being combined are ultimately controlled by the same party or parties, both before and after the business combination. In these transactions, the Group recognizes acquired assets under the pooling of interest method, whereby the assets and liabilities of the combined companies are reflected at their carrying values and no goodwill is recognized as a result of the combination.

The consolidated financial statements of the Group have been presented considering the aforementioned.

k)	Intangible assets –

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life.

Intangible assets resulting from business combinations are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20.0
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22.0
Client relationship - Ultraserfinco	9.2
Client relationship – Pacífico EPS and Medical Services	10.0
Brand - Mibanco	25.0
Brand - Joinnus	20.0
Brand - Culqi	5.0
Brand - Pacífico EPS and Medical Services	Indefinite
Fund manager contract - Credicorp Capital Colombia	20.0 and 28.0
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11.0 and 24.0
Fund manager contract - Ultraserfinco	23.0

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

l)	Goodwill –

Goodwill is the excess of the sum of the consideration transferred and the fair value recognized for the acquisition of the net assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired exceeds the consideration transferred, the gain will be recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit (CGU) of the Group that is expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquired entity have been allocated to these units.

If goodwill has been allocated to a cash-generating unit and part of the assets with which that unit operates is disposed of, the goodwill and the disposed assets are included in the transaction's carrying amount when determining the loss or disposal. Under these circumstances, disposed goodwill is measured based on the relative value of the disposed assets and the portion of the retained cash-generating unit.

The impairment of goodwill is determined by evaluating the recoverable amount for each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses related to goodwill cannot be reversed in future periods.

m)	Impairment of Non-Financial Assets –

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired in value. If there is any indication or when an annual impairment test of an asset is required, the Group estimates the recoverable amount of the asset. The recoverable amount of an asset is the higher of the asset or CGU's fair value less costs of disposal and its value in use and is determined for each asset individually, unless the asset generates cash flows that are largely independent of those of other assets or group of assets.

When the carrying amount of an asset or its CGU exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is reduced to its recoverable amount. When assessing the value in use, future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks of the asset. For the determination of fair value less costs of disposal, recent market transactions, if any, are taken into account. If such transactions cannot be identified, a valuation model that is appropriate is used. These calculations are verified against valuation multiples, stock quotes for subsidiaries listed on the stock exchange, and other available indicators of fair value.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there are indications that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined net of depreciation, as if no impairment had been recognized in previous years. Such reversal is recorded in the consolidated statement of income.

n)	Bank Acceptances –

Customer debt for acceptances corresponds to accounts payable by customers for import and export transactions, the obligations of which have been accepted by the Group. Obligations to be assumed by the Group are recorded as liabilities.

o)	Financial Guarantees -

In the ordinary course of the Group’s operations, financial guarantees are granted, such as letters of credit, guarantees, bank acceptances and documentary credits for import and export. These financial guarantees are initially recognized at fair value, corresponding to the amount of the fee received for issuing them.

The nominal amounts associated with financial guarantees, letters of credit, guarantees, bankers’ acceptances and documentary credits for import and export are considered off-balance-sheet exposures, as they do not represent a contractual asset or liability for the Group. Consequently, they are not recognized at their nominal amount in the consolidated statement of financial position; however, they are subject to recognition and measurement in accordance with the requirements of IFRS 9, specifically for expected credit losses and/or initial fair value.

The premium received is recognized in the "Commissions and Fees" line item of the consolidated statement of income, based on its straight-line amortization over the term of the granted financial guarantee.

p)	Provisions –

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of a past event, and it is probable that resources will be required to settle that obligation, and the amount can be reliably estimated.

The expense related to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, the provision is discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision over time is recognized as a financial cost.

q)	Contingencies –

Contingent liabilities are not recognized in the consolidated financial statements. These are disclosed in notes unless the likelihood of a payout is remote.

Contingent assets are not recorded in the financial statements; however, these are disclosed in the notes when an inflow of economic benefits is considered probable.

r)	Income Tax –

Income tax is calculated based on the individual financial statements of each Group entity.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and those determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled. The measurement of deferred assets and liabilities reflects the tax consequences derived from how Credicorp and its Subsidiaries expect to recover or settle the value of their assets and liabilities at the date of the consolidated statement of financial position.

The carrying amount of deferred tax assets and liabilities may change, even when the amount of temporary differences has not changed, due to a change in the income tax rate. The effect of the change in deferred tax, corresponding to the rate change, will be recognized in the consolidated statement of income for the period, except for items previously recognized outside the consolidated statement of income (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of the time it is estimated that temporary differences are offset. Deferred assets are recognized when it is probable that there will be sufficient future taxable income for the temporary difference to be applied. At the date of the consolidated statement of financial position, Credicorp and its subsidiaries assess unrecognized deferred assets and the recoverability of recognized ones.

Credicorp and its subsidiaries determine their deferred tax based on the tax rate applicable to their undistributed profits, recognizing any additional tax for dividend distribution on the date the liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right to offset them and the deferred taxes are related to the same taxable entity and the same tax authority.

Uncertain Tax Treatments:

The Group continually assesses the likelihood that tax authorities will accept the tax treatments applied to its operations. In accordance with IFRIC 23 “Uncertainty over Income Tax Treatments”, this assessment involves determining whether each uncertain tax treatment should be evaluated individually or in conjunction with other related tax positions, applying the approach that most reliably reflects the expected outcome.

Additionally, the Group periodically reviews these judgments, especially when new facts, rulings, or criteria from the tax authority arise that may affect the original assessment. Any change in such judgments is recognized prospectively in the results of the period.

s)	Earnings for Share –

Basic earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares.

Diluted earnings per share are calculated by dividing the net income for the year attributable to Credicorp shareholders by the weighted average of common shares outstanding during the period, excluding common shares purchased and held as treasury shares, plus the weighted average of common shares that would have been issued if all potential dilutive common shares had been converted into common shares.

t)	Derivative financial instruments and hedge accounting –

Trading –

The Group trades derivative financial instruments to meet the needs of its clients. The Group may also take positions with the expectation of benefitting from favorable movements in prices, rates, or indices.

Part of the derivative transactions that provide effective economic hedges under the Group's risk management positions do not qualify as hedges under the specific rules of IFRS 9 and are therefore treated as derivatives for trading purposes.

Derivative financial instruments are initially recognized in the consolidated statement of financial position at fair value and subsequently measured at fair value. Fair values are obtained based on market exchange rates and interest rates. All derivatives are considered assets when fair value is positive and liabilities when fair value is negative. Gains and losses from changes in fair value are recorded in the consolidated statement of income.

Hedging –

The Group uses derivative instruments to manage its exposure to interest rates and foreign currency. In order to manage specific risks, the Group applies hedge accounting for transactions that meet the specific criteria for it.

According to IFRS 9, to qualify as hedging transactions, all the following conditions must be met:

-	The hedging relationship consists only of hedging instruments and eligible hedged items.

-	At the beginning of the hedging relationship, there is a formal designation and documentation of the hedging relationship and the entity's risk management objective and strategy to undertake the hedge. This documentation will include the identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity will assess whether the hedging relationship meets the hedge effectiveness requirements.

The hedging relationship meets all of the following hedge effectiveness requirements:

-	There is an economic relationship between the hedged item and the hedging instrument.
-	The effect of credit risk does not dominate the value changes that come from this economic relationship.
-	The hedge ratio of the hedging relationship is the same as that arising from the amount of the hedged item that the entity actually hedges and the amount of the hedging instrument that the entity actually uses to hedge that amount of the hedged item.

The accounting treatment is established according to the nature of the hedged item and the fulfillment of the hedging criteria.

(i)	Cash flow hedges –

The effective portion of the cumulative gain or loss on the hedging instrument is recognized directly in other comprehensive income in the "Cash flow hedge reserves" line of the consolidated statement of changes in equity, and is reclassified to the consolidated statement of income in the same period or periods in which the hedged transaction affects results; that is, when the income or financial expenses related to the hedge are recorded, or when an anticipated transaction occurs.

The part of the gain or loss on derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recorded in other comprehensive income and subsequently reclassified to the consolidated statement of income are recorded in the corresponding expense or income lines in which the hedged item is reported.

If the anticipated transaction or firm commitment is no longer expected to occur, the cumulative gain or loss in the cash flow hedge reserve is transferred to the consolidated statement of income. If the derivative expires or is sold, settled, or exercised without replacement or renewal, or if its designation as a hedge has been revoked, any unrealized gain or loss accumulated in the cash flow hedge reserve remains in that reserve until the anticipated transaction or firm commitment affects results. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(ii)	Fair value hedges –

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the hedged risk are recorded by affecting the carrying amount of the hedged item and are recognized in the consolidated statement of income.

For fair value hedges related to items recorded at amortized cost, any adjustment to the carrying amount of such items as a result of hedge discontinuation will be amortized through the consolidated statement of income over the remaining term of the hedge. Amortization at the effective interest rate may begin as soon as an adjustment occurs, but no later than when the hedged item is no longer adjusted for changes in its fair value attributable to the hedged risk.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

If a hedging instrument expires, is sold, settled, or exercised, or if its designation as a hedge no longer meets the criteria to be recorded as such, the hedging relationship is terminated. For fair value hedges related to items recorded at amortized cost, the difference between the fair value and the carrying amount of the hedged item at the end and the face value is amortized over the remaining term of the initial hedge, using the effective interest rate. If the hedged item is derecognized, the unamortized fair value is immediately recognized in the consolidated statement of income. At the same time, the derivative is recognized as a tradable derivative financial instrument.

(iii)	Hedges of net investments in foreign operations –

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the "Translation of operations abroad" line of the consolidated statement of changes in equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income within "Other income" or "Other expenses".

Accumulated gains and losses in the consolidated statement of changes in equity are reclassified to the consolidated statement of income when the net investment abroad is disposed of or partially sold.

(iv)	Implicit derivatives –

Implicit derivatives in a principal (or host) contract are treated as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the principal contract and such principal contract is not held for trading or measured at fair value with effect on income.

The Group has investments indexed to certain liabilities from life insurance contracts, called "Investment Link". These instruments have been classified by the Group since their initial recognition as " Financial assets designated at fair value through profit or loss ".

u)	Fair value measurement –

Fair value is the price that would be received for selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability takes place, either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or most advantageous market must be accessible to the Group. Also, the fair value of a liability reflects its default risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered active if transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on a continuous basis.

If there is no quoted price in an active market, the Group uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data.

The valuation technique chosen incorporates all factors that market participants would consider when setting the price of a transaction.

All assets and liabilities for which fair values are determined or disclosed in the consolidated financial statements are classified within the fair value hierarchy, described below, based on the lowest level of data used that is significant to the fair value measurement as a whole:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is directly or indirectly observable.

-	Level 3: Valuation techniques by which the lowest level of information that is significant to the fair value measurement is not observable.

The Group determines for assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, whether transfers occurred between different levels within the hierarchy by reviewing the categorization at the end of each reporting period.

For fair value disclosure purposes, the Group has determined the classes of assets and liabilities based on the nature, characteristics, and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, the fair value of financial instruments measured at amortized cost is disclosed in Note 30.11(b).

v)	Segment information –

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specific criteria.

Operating segments are a component of an entity for which separate financial information is available and is evaluated periodically by the chief operating decision-maker ("CODM") related to the allocation of resources and performance evaluation. The Group discloses the same financial information that is used internally to assess the performance of operating segments and decide how to allocate resources to segments, Note 27.

w)	Fiduciary activities, fund management, and pension funds –

The Group provides custody, administration, investment management, and advisory services to third parties that result in holding or lending assets on their behalf. These assets and the results on them are excluded from the consolidated financial statements, as they are not Group assets, Note 30.12.

Commissions generated by this activity are included in the "Commissions and fees" line of the consolidated statement of income.

x)	Cash and cash equivalents –

For the purposes of the consolidated statement of cash flows, cash and cash equivalents correspond to cash balances, funds deposited with central banks, "overnight" deposits, interbank funds, and deposits with maturities of three months or less from the acquisition date, excluding restricted funds, see Note 4(a).

Guarantee funds committed as part of a repurchase agreement are presented in the "Guarantee funds, repurchase agreements, and financing with securities" line of the consolidated statement of financial position, see Note 5(a).

Guarantee funds committed in trading of derivative financial instruments are presented in the "Other assets" line of the consolidated statement of financial position, see Note 12(c).

Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and the end of the period. This amount is presented separately from cash flows from operating, investing and financing activities and includes the differences, if any, had those cash flows been reported at end of period exchange rates.

y)	Repurchase and resale agreements and loans and financing with securities –

Securities sold under agreements to repurchase on a specific future date are not derecognized from the consolidated statement of financial position because the Group retains substantially all risks and benefits inherent in ownership. The cash received is recorded as an asset in the "Available funds" line, and the corresponding obligation to return it, including accrued interest, is recorded as a liability in the "Accounts payable for repurchase agreements and securities loans" line, reflecting the economic substance of the operation as a loan received by the Group. The difference between the selling price and the repurchase price is accrued during the contract term using the effective interest rate method and is recorded in the "Interest and similar expenses" line of the consolidated statement of income.

As part of this transaction, the Group delivers assets as collateral. When the counterparty receives securities and has the right to sell them or re-deliver them as collateral, the Group reclassifies these securities to the "Investments at fair value with changes in other comprehensive income under collateral" or "Investments at amortized cost under collateral" lines, as appropriate, in the consolidated statement of financial position. When the counterparty receives guarantee funds that will be restricted until the contract maturity, the Group reclassifies such cash to the "Guarantee funds, repurchase agreements, and financing with securities" line of the consolidated statement of financial position. When the counterparty receives credit portfolios as collateral, the Group maintains these credits in the "Credit portfolio, net" line in the consolidated statement of financial position, the control of which is kept in off-balance sheet accounts.

On the other hand, securities purchased under agreements to resell on a specific future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outflow of an asset from the "Available funds" line, and the corresponding right to collect it, including accrued interest, is recorded in the "Guarantee funds, repurchase agreements, and financing with securities" line, reflecting the economic substance of the operation as a loan granted by the Group. The difference between the purchase price and the resale price is accrued during the contract term using the effective interest rate method and is recorded in the "Interest and similar income" line of the consolidated statement of income.

If securities purchased under a resale agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the "Financial liabilities at fair value with changes in income" line of the consolidated statement of financial position, and is measured at fair value, recording gains or losses in the "Net gain on securities" line of the consolidated statement of income.

Loans and financing are usually secured by securities. The transfer of securities to counterparties is only reflected in the consolidated statement of financial position if the risks and benefits inherent in ownership are also transferred.

z)	International Financial Reporting Standards issued, but not yet effective –

The Group decided not to early adopt the following standards and interpretations that were issued but are not yet effective as of December 31, 2025.

-	IFRS 18 - "Presentation and Disclosures in Financial Statements" –

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements,” which replaces IAS 1 and introduces new requirements aimed at improving the quality of information presented in the financial statements, and promoting analysis, transparency, and comparability of entities’ performance. In particular, IFRS 18 requires all income and expenses in the statement of profit or loss to be classified into five categories: operating, investing, financing, income taxes, and discontinued operations (with the first three categories being new). It also incorporates standardized subtotals to provide a more consistent structure to the statement of profit or loss. In addition, IFRS 18 introduces disclosure requirements for management-defined performance measures (MPMs) and establishes criteria for the aggregation and disaggregation of information primary financial statements and in notes. It also includes amendments to IAS 7 regarding the presentation of cash flows (e.g., the starting point of the indirect method and the classification of interest and dividends).

This new standard will come into force on January 1, 2027. Management is assessing the potential effects this could have on the Group's financial statements.

-	Amendments to IFRS 9 and IFRS 7 “Amendments to the classification and measurement of financial instruments” –

On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7, which include, among other aspects, clarifications on the requirements for the recognition and derecognition of financial assets and financial liabilities. The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets that incorporate ESG features or similar contingent characteristics, and clarify the scope of non-recourse financing arrangements and contractually linked instruments.

In addition, the amendments clarify that a financial liability is derecognized on the “settlement date” and introduce (under certain conditions) an accounting policy option that permits early derecognition of financial liabilities settled through an electronic payment system before the settlement date. Finally, the amendments introduce disclosure requirements for instruments with contingent features and additional disclosures for equity instruments classified at fair value through other comprehensive income.

The amendments are applicable for annual periods beginning on or after January 1, 2026. Management is assessing the potential effects they may have on the Group’s consolidated financial statements.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2025	2024
	S/(000)	S/(000)

Cash and clearing (b)	5,286,242	4,892,244
Deposits with Central Reserve Bank of Peru (BCRP) (b)	36,718,552	36,665,481
Deposits with Central Bank of Bolivia and Colombia (b)	1,359,211	1,414,889
Deposits with foreign banks (c)	4,529,356	3,841,338
Deposits with local banks (c)	969,653	638,272
Interbank funds	60,117	54,687
Accrued interest	50,571	63,192
Total cash and cash equivalents	48,973,702	47,570,103
Restricted funds	70,755	85,093
Total cash	49,044,457	47,655,196

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see Note 3(x).

b)	Cash and clearing and deposits with Central Reserve Banks -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must be maintained able to honor their obligations with the public. The composition of these funds is as follows:

	2025	2024
	S/(000)	S/(000)

Legal cash requirements
Deposits with Central Reserve Bank of Peru (i)	20,229,572	21,665,571
Deposits with Central Bank of Bolivia	1,336,684	1,414,889
Deposits with Bank of the Republic of Colombia	22,527	–
Cash in vaults of Bank	4,793,787	4,420,164
Total legal cash requirements	26,382,570	27,500,624

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	14,756,380	14,049,388
Term deposits with Central Reserve Bank of Peru (iii)	1,732,600	240,000
Cash in vaults of Bank and others	492,455	472,080
Other Deposits BCRP	–	710,522
Total additional funds	16,981,435	15,471,990
Total	43,364,005	42,972,614

(i)	As of December 31, 2025 cash and deposits that generate interest subject to legal cash requirements in Peru in local and foreign currency are subject to an implicit rate of 5.61 percent and 34.59 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.61 percent and 34.60 percent, respectively, as of December 31, 2024).

The reserve funds, which represent the minimum mandatory, do not earn interest; however, the mandatory reserve deposited in BCRP in excess of minimum mandatory, earns interest at a nominal rate established by BCRP.

As of December 31, 2025, the Group maintains interest rate swaps (IRS) which was designated as cash flows hedges of a portion of the additional reserve funds in U.S. Dollars at a variable interest rate, for or a notional amount of US$150.0 million, equivalent to S/504.5 million (US$150.0 million, equivalent to S/564.6 million as of December 31, 2024), see Note 12(c); through these IRS, this portion of the additional reserve funds in U.S. Dollars has been economically converted at a fixed rate.

In Management's opinion, the Group has complied with the requirements established by current regulations related to the calculation of the legal reserve.

(ii)	As of December 31, 2025, the Group maintains three overnight transactions with the BCRP: two U.S. Dollar-denominated transactions totaling US$4,260.0 million, equivalent to S/14,326.4 million, bearing an annual nominal interest rate of 3.57 percent; and one sol-denominated transaction for S/435.0 million, bearing an effective interest rate of 2.25 percent. All transactions mature in 5 days.

As of December 31, 2024, the Group maintains four "overnight" deposits with the BCRP, two are sol-denominated totaling S/435.0 million and two U.S. Dollar-denominated transactions totaling US$3,617.0 million, equivalent to S/13,614.4 million. To that date, the deposit in soles and deposits in U.S. Dollar accrue interest at annual rates of 3.00 percent and 4.44 percent, respectively, and have maturities at 3 days.

(iii)	As of December 31, 2025, the Group maintains term deposits in soles, recording a total of S/1,732.6 million with a 5-day maturity, ranging from 4.06 percent to 4.21 percent. As of December 31, 2024, the Group maintains term deposits with the BCRP amounting to S/240.0 million, which accrue annual interest between 4.81 percent and 4.84 percent.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. Dollar; these represent cash on hand and earn interest at market rates. As of December 31, 2025, and 2024 Credicorp and its subsidiaries do not maintain significant deposits with any bank.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements, securities borrowing and financial transactions to be settled:

	2025	2024
	S/(000)	S/(000)

Reverse repurchase agreement and security borrowings (i)	1,400,487	670,454
Cash collateral on repurchase agreements and security lendings (ii)	287,907	362,723
Financial transactions to be settled (iii)	488,806	–
Total	2,177,200	1,033,177

(i)	Credicorp, through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2025						2024
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government(*)	Colombian pesos	8.27	105,484	878,326	26,166	1,009,976	997,089	8.09	174,598	274,114	154,743	603,455	594,096
Instruments issued by the Chilean Government	Chilean pesos	0.40	19,326	–	–	19,326	19,326	–	–	–	–	–	–
Other instruments	Several	1.80	78,985	292,200	–	371,185	347,484	2.64	34,065	9,562	23,372	66,999	66,993
			203,795	1,170,526	26,166	1,400,487	1,363,899		208,663	283,676	178,115	670,454	661,089

(*) This mainly corresponds to Credicorp Capital Colombia, an entity that acquired sovereign financial instruments issued by the Government of Colombia, for an amount equivalent to S/817.7 million.

(ii)	As of December 31, 2025, the balance mainly comprises cash guarantees in U.S. Dollar and Bolivianos. Cash guarantees were delivered to the Central Bank of Bolivia, received in Bolivianos and U.S. Dollar for the equivalent of S/275.3 million (S/343.6 million, as of December 31, 2024).

The guarantee fund accrues interest at an average annual effective rate in accordance with market rates. The liability related to this transaction is presented under the heading "Accounts payable for repurchase and lending agreements of securities" in the consolidated statement of financial position, see paragraph (c).

(iii)	As of December 31, 2025, the Group reports accounts receivable arising from short sale transactions carried out with various financial counterparties. These transactions are pending settlement and are expected to be settled in the coming days.

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2025						2024
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments (c)	Several	–	178,257	2,295,318	3,954,695	6,428,270	6,755,367	–	281,977	–	7,547,457	7,829,434	8,155,962
Instruments issued by the Colombian Government	Colombian pesos	5.63	523,831	726,554	–	1,250,385	1,242,159	4.68	127,103	721,207	–	848,310	848,310
Instruments issued by the Chilean Government	Chilean pesos	0.38	116,167	–	–	116,167	116,197	0.46	83,375	–	–	83,375	83,398
Other instruments	Several	0.97	57,746	8,921	382,298	448,965	448,973	5.11	46,843	4,976	247,772	299,591	299,603
			876,001	3,030,793	4,336,993	8,243,787	8,562,696		539,298	726,183	7,795,229	9,060,710	9,387,273

c)	As of December 31, 2025, and 2024, the Group has repurchased agreements secured with: (i) cash, see Note 4(a) and (ii) investments, see Note 6(b). This item consists of the following:

		2025			2024
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)

BCRP	Sol	January 2026 / March 2026	4,730,494	Investments	January 2025 / September 2025	6,115,254	Investments
Barclays Bank PLC	U.S. Dollar	March 2028 / December 2028	508,149	Investments	–	–	–
Natixis S.A.	Sol	August 2028	270,000	Investments	August 2028	270,000	Investments
Banco Central de Bolivia	Boliviano / U.S. Dollar	March 2026	236,527	Cash / Investments	March 2026	343,571	Cash
Banco Santander Perú	Sol	January 2026	200,001	Investments	–	–	–
Banco de la República de Colombia	Colombian peso	January 2026	178,172	Investments	January 2025	281,837	Investments
Citigroup Global Markets Limited	U.S. Dollar	August 2026	151,335	Investments	August 2026	169,380	Investments
Natixis S.A.	U.S. Dollar	August 2026	84,075	Investments	August 2026	94,100	Investments
Barclays Capital I.N.C.	Sol	August 2028	9,090	Investments	August 2028	9,090	Investments
BCRP - Reactiva Perú (*)	Sol	–	–	Loans guaranteed by National Government	May 2025 / December 2025	459,775	Loans guaranteed by National Government
BCRP - Reactiva Perú Especial (*)	Sol	–	–	Loans guaranteed by National Government	October 2025 / December 2025	19,212	Loans guaranteed by National Government
Balance before accrued interest			6,367,843			7,762,219
Accrued interest			60,427			67,215
Total			6,428,270			7,829,434

(*)	Relates to contract transactions whereby BCP and Mibanco sell representative credit instruments guaranteed by the Central Reserve Bank of Peru (BCRP), receive Peruvian soles, and are obligated to repurchase them at a later date. The representative credit instruments secured by the National Government guarantee may take the form of a portfolio of representative credit instruments or Participation Certificates in a trust of a loan portfolio guaranteed by the National Government (Special Reactiva). The BCRP will charge a fixed annual interest rate in Peruvian soles of 0.5 percent on the transaction and will include a twelve-month grace period with no payment of interest or principal. As of December 31, 2025, the Bank and its Subsidiaries do not maintain repurchase agreements secured by credits under the Reactiva Perú program (S/533.1 million as of December 31, 2024).

As of December 31, 2025, said operations accrue interest at fixed and variable rates between 3.9 percent and 9.3 percent and daily SOFR between 4.85 percent and 6.66 percent, (between 0.5 percent and 9.5 percent and daily SOFR between 7.02 percent and 7.24 percent, respectively, as of December 31, 2024).

6	INVESTMENTS

a)	Investments at fair value through profit or loss consist of the following:

	2025	2024
	S/(000)	S/(000)

Government bonds (i)	1,940,978	1,685,543
Investment funds (ii)	1,498,168	1,401,956
Mutual funds (iii)	704,936	622,157
Restricted mutual funds (iv)	336,159	307,225
Participation in RAL funds (v)	125,393	432,503
Corporate bonds (vi)	87,644	75,601
Shares	84,806	71,425
Bonds from financial organizations	61,066	22,081
Subordinated bonds	35,678	24,587
ETF (Exchange - Traded Fund)	34,097	39,309
Central Bank of Chile bonds	25,478	11,355
Others	6,259	7,676
Balance before accrued interest	4,940,662	4,701,418
Accrued interest	16,574	13,925
Total	4,957,236	4,715,343

(i)	As of December 31, 2025, and 2024, the balance of these instruments includes the following government treasury bonds:

	2025	2024
	S/(000)	S/(000)

Colombian treasury bonds	1,191,445	1,018,392
Peruvian treasury bonds	626,301	420,019
Chilean treasury bonds	123,232	87,505
United States of America treasury bonds	–	73,338
Mexican treasury bonds	–	43,334
Panama Government bonds	–	42,955
Total	1,940,978	1,685,543

(ii)	As of December 31, 2025, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia and other countries, which represent 62.4 percent, 21.3 percent, 11.2 percent, and 5.1 percent respectively. As of December 31, 2024, the balance corresponds mainly to investment funds in Peru, the United States of America, Colombia and other countries, which represent 59.6 percent, 27.5 percent, 9.5 percent, and 3.4 percent respectively.

(iii)	As of December 31, 2025, the balance corresponds to mutual funds from Bolivia, Chile, Ireland, Luxembourg, and other countries, which represent 43.2 percent, 27.9 percent, 11.3 percent, 11.1 percent and 6.5 percent of the total, respectively. As of December 31, 2024, the balance corresponds to mutual funds from Bolivia, Ireland, Luxembourg, and other countries, which represent 63.3 percent, 12.5 percent, 12.5 percent, and 11.7 percent of the total, respectively.

(iv)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted, and the yield received is the same as that received by the private pension funds managed.

(v)	As of December 31, 2025, these funds are approximately Bs303.1 million, equivalent to S/121.1 million, and US$1.3 million, equivalent to S/4.3 million. As of December 31, 2024, these funds are approximately Bs725.5 million, equivalent to S/398.1 million, and US$9.1 million, equivalent to S/34.4 million; and include the investments made by the Group in the Central Bank of Bolivia as guarantee for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vi)	As of December 31, 2025, this balance corresponds to corporate bonds from Colombia, Peru, Chile, Brazil, the United States of America, and other countries, representing 40.6, percent, 21.2 percent, 9.8 percent, 8.0 percent, 5.6 percent and 14.8 percent of the total, respectively. As of December 31, 2024, the balance corresponds to corporate bonds from Peru, Chile, Colombia, Brazil, and other countries, representing 30.6 percent, 23.9 percent, 15.7 percent, 11.7 percent, and 18.1 percent of the total, respectively.

b)	Investments at fair value through other comprehensive income consist of the following:

	2025				2024
		Unrealized gross amount				Unrealized gross amount
	Cost	Profits	Losses	Estimated fair value	Cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Corporate bonds (i)	13,253,965	350,709	(384,360)	13,220,314	14,481,834	159,106	(535,597)	14,105,343
Government bonds (ii)	11,534,879	884,414	(23,135)	12,396,158	12,112,328	231,115	(96,788)	12,246,655
Certificates of deposit BCRP (iii)	10,883,913	1,263	(1,146)	10,884,030	11,431,599	4,542	(384)	11,435,757
Securitization instruments (iv)	983,540	34,755	(21,965)	996,330	735,673	15,414	(41,592)	709,495
Negotiable certificates of deposit (v)	231,724	2,408	(2,862)	231,270	416,236	5,247	(3,676)	417,807
Subordinated bonds	189,880	5,439	(2,501)	192,818	171,618	2,329	(5,482)	168,465
Others	461,555	3,516	(2,634)	462,437	367,348	1,231	(2,023)	366,556
	37,539,456	1,282,504	(438,603)	38,383,357	39,716,636	418,984	(685,542)	39,450,078

Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	–	(34,753)	77,894	112,647	–	(8,488)	104,159
Corporación Andina de Fomento	4,441	210	–	4,651	4,441	873	–	5,314
Holding Bursatil Chilena S.A.	2	–	–	2	13,232	1,738	–	14,970
Holding Bursatil Regional S.A.	–	–	–	–	20,599	–	(6,023)	14,576
Pagos Digitales Peruanos S.A.	5,611	–	(5,611)	–	5,611	–	(5,611)	–
Others	5,677	4,465	(2,368)	7,774	8,095	2,733	(2,583)	8,245
	128,378	4,675	(42,732)	90,321	164,625	5,344	(22,705)	147,264

Balance before accrued interest	37,667,834	1,287,179	(481,335)	38,473,678	39,881,261	424,328	(708,247)	39,597,342
Accrued interest				560,371				545,296
Total				39,034,049				40,142,638

As of December 31, 2025, as a result of the evaluation of the loss due to impairment of investments at fair value through other comprehensive income, the Group has recorded a provision for expected credit losses of S/53.9 million (provision for credit losses of S/27.9 million as of December 31, 2024), which is presented in the item “Net gain on securities”, see Note 21, of the consolidated income statement. Likewise, Management has decided and has the ability to maintain each of these investments for a sufficient period of time to allow an early recovery of fair value, even before their recovery or maturity.

The maturities and annual market rates of investments at fair value through other comprehensive income as of 2025 and 2024, are as follows:

	Maturities		Annual market rate of return
	2025	2024	2025						2024
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate bonds	Jan-2026 / Nov-2095	Jan-2025 / Nov-2095	2.47	10.80	2.64	11.78	2.94	7.50	3.14	16.62	3.90	44.18	2.28	7.50
Government bonds	Jan-2026 / Jan-2062	Jan-2025 / Dec-2055	2.09	6.57	4.33	8.90	4.19	4.19	2.83	7.08	2.97	9.95	4.19	4.19
Certificates of deposit BCRP	Jan-2026 / Jul-2027	Jan-2025 / Jun-2026	3.96	4.21	–	–	–	–	4.24	4.93	–	–	–	–
Securitization instruments	Nov-2026 / Jun-2050	Sep-2025 / Oct-2049	3.67	22.73	3.76	11.42	–	–	3.99	20.86	5.17	23.94	5.80	6.00
Negotiable certificates of deposits	Jan-2026 / Aug-2037	Feb-2025 / Nov-2037	–	–	–	–	0.53	6.64	–	–	–	–	0.53	6.10
Subordinated bonds	May-2026 / Jun-2055	Apr-2025 / Jun-2055	3.73	8.52	3.08	7.78	–	–	3.81	8.03	2.28	8.05	–	–
Others	Jan-2026 / Feb-2035	Apr-2025 / Feb-2035	2.55	4.56	–	–	0.91	9.59	2.55	3.42	7.50	7.67	0.90	4.25

Likewise, as of December 31, 2025, the Group has entered into repurchase agreements (Repos) on Government bonds, corporate bonds and BCRP certificates of deposit classified as investments at fair value with changes in other comprehensive income for an estimated market value of S/5,990.9 million (S/5,934.5 million as of December 31, 2024); whose related liability is presented in the item “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(i)	As of December 31, 2025, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Chile, Colombia and other countries, which represent 41.1 percent, 33.3 percent, 3.9 percent, 3.3 percent and 18.4 percent of the total, respectively. As of December 31, 2024, the balance corresponds to corporate bonds issued by companies in the United States of America, Peru, Colombia and other countries, which represent 42.2 percent, 33.2 percent, 3.6 percent and 21.0 percent of the total, respectively.

As of December 31, 2025, the Group holds interest rate swaps (IRS), which have been designated as fair value hedges of certain fixed-rate U.S. dollar–denominated corporate bonds issued by corporate entities and classified as investments at fair value through other comprehensive income, for a notional amount of S/504.5 million (S/790.4 million as of December 31, 2024), see Note 12(c). Through these IRS, such bonds were economically converted to variable interest rates.

As of December 31, 2025, the Group holds foreign currency forwards designated as fair value hedges of certain U.S. dollar–denominated corporate bonds classified as investments at fair value through other comprehensive income, for a notional amount of US$49.7 million equivalent to S/167.3 million (US$33.3 million equivalent to S/125.2 million as of December 31, 2024). Through these instruments, the investments were economically converted into Peruvian soles. See Note 12(c).

Likewise, during 2025, the Group held, until their maturity, cross-currency swaps (CCS) designated as cash flow hedges derivative instruments of corporate bonds classified as fair value through other comprehensive income for S/47.0 million, through which such bonds were economically converted into fixed-rate soles. See Note 12(c).

(ii)	As of December 31, 2025, and December 31, 2024, the balance includes the following government treasury bonds:

	2025	2024
	S/(000)	S/(000)

Peruvian Government bonds	11,225,526	10,387,634
Colombian Government bonds	392,458	341,299
United States of America Government bonds	342,688	1,279,202
Panama Government bonds	194,799	108,069
Mexican Government bonds	73,441	7,089
Chilean Government bonds	73,059	79,282
Brazilian Government bonds	53,230	3,598
Philippine Government bonds	10,589	5,822
Qatari Government bonds	10,362	11,653
Others	20,006	23,007
Total	12,396,158	12,246,655

(iii)	As of December 31, 2025, the Group maintains 110,274 certificates of deposits BCRP. As of December 31, 2024, it held 116,499 certificates of deposits BCRP, which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(iv)	As of December 31, 2025, and 2024, the balance of securitization instruments includes the following:

	2025	2024
	S/(000)	S/(000)

Inmuebles Panamericana S.A.	151,944	149,074
Mall Aventura S.A.	95,594	–
Colegios Peruanos S.A.	84,583	81,291
ATN S.A.	77,547	77,244
Inretail Shopping Malls	73,208	–
Centro Comercial Plaza Norte S.A.C.	65,419	25,241
Multimercados Zonales S.A.C.	55,708	54,374
Aeropuertos del Perú S.A.	46,651	14,058
Centro Comercial Mall del Sur S.A.C.	42,975	25,215
Universidad Peruana Cayetano Heredia	37,314	–
Costa del Sol S.A.	35,772	35,483
Asociación Civil San Juan Bautista	34,310	22,327
Inmobiliaria Terrano S.A. y Operadora Portuaria S.A.	34,244	40,125
Nessus Hoteles Perú S.A.	31,635	36,629
Concesionaria La Chira S.A.	26,210	26,279
Red Eléctrica del Sur S.A. y Transmisora Eléctrica del Sur S.A.	23,027	21,748
Ferreyros S.A.	21,846	23,784
Compañía de Turismo La Paz S.A.C.	–	19,780
Other minors	58,343	56,843
Total	996,330	709,495

The instruments have predominantly semiannual payments through the year 2050. The pool of underlying assets is composed mainly of receivables from revenues, service revenues, maintenance and marketing contributions, and service-related receivables, among others.

(v)	As of December 31, 2025, the balance corresponds to certificates equivalent to S/231.3 million in other currencies, issued mainly by entities of the Bolivia financial system. As of December 31, 2024, the balance corresponds to certificates equivalent to S/417.8 million in other currencies, issued mainly by entities of the Bolivia financial system.

c)	Amortized cost investments consist of the following:

	2025
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government bonds (i)	8,049,799	7,965,134
Corporate bonds (i)	404,338	408,397
Bonds from financial organizations (i)	66,520	66,995
Other government bonds (i)	57,218	57,098
Subordinated bonds (i)	28,175	28,304
Securitization instruments	11,812	12,182
Negotiable certificates of deposits	3,905	3,917
Certificates of payment on work progress (CRPAO)	2,108	2,105
	8,623,875	8,544,132
Accrued interest	189,782	189,782
Total investments at amortized cost, net	8,813,657	8,733,914

	2024
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian Government Bonds (i)	8,085,248	7,558,307
Corporate bonds (i)	534,396	536,321
Bonds from financial organizations (i)	48,090	48,307
Subordinated bonds (i)	44,763	45,148
Other government bonds (i)	29,074	29,185
Negotiable certificates of deposits	23,889	23,904
Certificates of payment on work progress (CRPAO)	8,321	8,270
	8,773,781	8,249,442
Accrued interest	194,096	194,096
Total investments at amortized cost, net	8,967,877	8,443,538

The expected loss of investments at amortized cost as of December 31, 2025, and 2024 is S/2.1 million and S/2.9 million, respectively.

(i)	As of December 31, 2025, these bonds have maturities between January 2026 and February 2042; with annual market rates between 4.13 percent and 6.55 percent annually for bonds issued in soles, between 3.88 percent and 8.87 percent for bonds issued in US Dollars, and between 4.78 percent and 9.60 percent annually for bonds issued in other currencies. As of December 31, 2024, they have maturities between January 2025 and February 2042; with annual market rates between 4.40 percent and 7.02 percent annually for bonds issued in soles, between 4.32 percent and 15.39 percent for bonds issued in US Dollars, and between 5.30 percent and 10.40 percent annually for bonds issued in other currencies.

Likewise, Credicorp Management has determined that as of December 31, 2025, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2025, the Group maintains repurchase agreement transactions related to investments measured at amortized cost, with an estimated fair value of S/323.5 million. As of December 31, 2024, such repurchase agreement transactions amounted to an estimated fair value of S/1,063.4 million, see Note 5(c).

d)	In June and August 2025, the Group participated in securities exchange programs offered by the Ministry of Economy and Finance on behalf of the Peruvian Government, through which sovereign bonds amounting to S/3,438.2 million were delivered, and sovereign bonds amounting to S/3,729.7 million were received in exchange, without affecting their accounting classification. These exchanges mainly involved bonds classified at fair value through other comprehensive income, resulting in the realization of a net gain of S/99.0 million, which was recognized in the consolidated statement of income.

In June 2024, the Group participated in securities repurchase and exchange program offered by the Ministry of Economy and Finance on behalf of the Peruvian Government, through which sovereign bonds amounting to S/1,450.0 million were repurchased. Additionally, sovereign bonds were exchanged by delivering bonds amounting to S/780.8 million and receiving sovereign bonds amounting to S/795.4 million in return, without affecting their accounting classification. These exchanges mainly involved bonds classified at fair value through other comprehensive income, resulting in the realization of a net gain of S/26.0 million, which was recognized in the consolidated statement of income.

e)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2025
	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)

Up to 3 months	6,033,742	39,815
From 3 months to 1 year	6,815,415	270,064
From 1 to 3 years	3,139,798	1,413,293
From 3 to 5 years	2,749,017	1,017,231
More than 5 years	19,642,799	5,883,472
Without maturity	92,907	–
Total	38,473,678	8,623,875

	2024
	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)

Up to 3 months	4,631,496	161,924
From 3 months to 1 year	8,960,899	196,986
From 1 to 3 years	5,259,160	642,039
From 3 to 5 years	5,176,129	2,211,166
More than 5 years	15,422,394	5,561,666
Without maturity	147,264	–
Total	39,597,342	8,773,781

7	LOANS, NET

a)	This item consists of the following:

	2025	2024
	S/(000)	S/(000)

Direct loans -
Loans	122,308,754	118,396,820
Credit cards	6,716,700	6,223,711
Leasing receivables	5,019,366	5,260,182
Discounted notes	4,098,691	3,391,576
Factoring receivables and confirming	3,598,101	3,243,531
Advances and overdrafts in current account	56,637	132,231
Refinanced loans	2,009,723	2,241,062
Total direct loans	143,807,972	138,889,113

Internal overdue loans and under legal collection loans	4,821,126	5,430,132
	148,629,098	144,319,245
Add (less) -
Accrued interest	1,355,856	1,413,028
Total direct loans	149,984,954	145,732,273
Allowance for direct loan losses, Note 30.1(c)	(7,669,950)	(7,994,977)
Total direct loans, net	142,315,004	137,737,296

b)	As of December 31, 2025, and 2024, the composition of the gross credit balance is as follows:

	2025	2024
	S/(000)	S/(000)

Direct loans, Note 7(a)	148,629,098	144,319,245
Indirect loans, Note 18(a)	21,267,157	22,139,321
Due from customers on banker’s acceptances	345,906	528,184
Total	170,242,161	166,986,750

The following table presents the movement of the gross balance of the credit portfolio by stage periods 2025 and 2024:

Stage 1
Loans by class	Balance at December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	89,105,601	(6,357,467)	(469,266)	3,576,054	309,924	1,023,019	5,587,697	–	(5,550,866)	87,224,696
Residential mortgage loans	18,956,529	(2,064,585)	(57,011)	3,393,702	32,643	7,760	2,635,093	–	(764,478)	22,139,653
Small and Micro-business loans	16,905,829	(9,011,684)	(90,624)	2,369,423	29,434	(1,023,019)	9,778,401	–	(351,549)	18,606,211
Consumer loans	14,392,541	(5,532,737)	(72,133)	2,625,644	116,152	(7,760)	6,288,017	–	(360,304)	17,449,420
Total	139,360,500	(22,966,473)	(689,034)	11,964,823	488,153	–	24,289,208	–	(7,027,197)	145,419,980

Stage 2
Loans by class	Balance at December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	4,508,146	(3,576,054)	(1,324,351)	6,357,467	155,245	71,068	(893,639)	–	(173,438)	5,124,444
Residential mortgage loans	4,492,325	(3,393,702)	(385,204)	2,064,585	72,531	462	(370,485)	–	(50,031)	2,430,481
Small and Micro-business loans	4,243,585	(2,369,423)	(1,414,877)	9,011,684	92,463	(71,068)	(5,386,341)	–	(11,365)	4,094,658
Consumer loans	3,718,855	(2,625,644)	(1,346,489)	5,532,737	98,790	(462)	(1,898,936)	–	(11,949)	3,466,902
Total	16,962,911	(11,964,823)	(4,470,921)	22,966,473	419,029	–	(8,549,401)	–	(246,783)	15,116,485

Stage 3
Loans by class	Balance at December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	5,873,420	(309,924)	(155,245)	469,266	1,324,351	307,257	(1,954,164)	(8,698)	(202,923)	5,343,340
Residential mortgage loans	1,643,178	(32,643)	(72,531)	57,011	385,204	(96)	(308,771)	–	(53,902)	1,617,450
Small and Micro-business loans	1,687,703	(29,434)	(92,463)	90,624	1,414,877	(307,257)	(1,375,550)	–	(30,759)	1,357,741
Consumer loans	1,459,038	(116,152)	(98,790)	72,133	1,346,489	96	(1,263,868)	–	(11,781)	1,387,165
Total	10,663,339	(488,153)	(419,029)	689,034	4,470,921	–	(4,902,353)	(8,698)	(299,365)	9,705,696

Consolidated 3 Stages
Loans by class				Balance at December 31, 2024	Written off and forgivens	Transfers between classes of loans	New loans and liquidation, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				99,487,167	(438,066)	1,401,344	3,177,960	(8,698)	(5,927,227)	97,692,480
Residential mortgage loans				25,092,032	(22,365)	8,126	1,978,202	–	(868,411)	26,187,584
Small and Micro-business loans				22,837,117	(1,265,317)	(1,401,344)	4,281,827	–	(393,673)	24,058,610
Consumer loans				19,570,434	(1,061,440)	(8,126)	4,186,653	–	(384,034)	22,303,487
Total				166,986,750	(2,787,188)	–	13,624,642	(8,698)	(7,573,345)	170,242,161

Stage 1
Loans by class	Balance at December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	83,928,787	(6,375,422)	(321,490)	5,170,908	557,795	1,471,769	4,212,548	–	460,706	89,105,601
Residential mortgage loans	19,150,069	(4,867,259)	(78,840)	2,949,592	22,355	2,186	1,727,613	–	50,813	18,956,529
Small and Micro-business loans	16,065,846	(9,240,619)	(115,321)	3,329,738	44,315	(1,471,769)	8,378,279	–	(84,640)	16,905,829
Consumer loans	15,234,060	(6,349,365)	(130,291)	2,545,058	85,014	(2,186)	2,982,062	–	28,189	14,392,541
Total	134,378,762	(26,832,665)	(645,942)	13,995,296	709,479	–	17,300,502	–	455,068	139,360,500

Stage 2
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	5,937,197	(5,170,908)	(1,523,412)	6,375,422	517,832	134,410	(1,763,989)	–	1,594	4,508,146
Residential mortgage loans	3,558,102	(2,949,592)	(493,788)	4,867,259	52,741	–	(548,555)	–	6,158	4,492,325
Small and Micro-business loans	4,630,314	(3,329,738)	(1,907,961)	9,240,619	118,948	(134,410)	(4,355,869)	–	(18,318)	4,243,585
Consumer loans	3,317,454	(2,545,058)	(1,777,749)	6,349,365	105,041	–	(1,731,395)	–	1,197	3,718,855
Total	17,443,067	(13,995,296)	(5,702,910)	26,832,665	794,562	–	(8,399,808)	–	(9,369)	16,962,911

Stage 3
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Transfers between classes of loans	New loans, liquidation and write-offs, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,307,176	(557,795)	(517,832)	321,490	1,523,412	(265,854)	(1,843,891)	(110,550)	17,264	5,873,420
Residential mortgage loans	1,468,748	(22,355)	(52,741)	78,840	493,788	871	(284,913)	(44,749)	5,689	1,643,178
Small and Micro-business loans	1,802,830	(44,315)	(118,948)	115,321	1,907,961	265,854	(2,237,017)	(7,081)	3,098	1,687,703
Consumer loans	1,546,687	(85,014)	(105,041)	130,291	1,777,749	(871)	(1,799,077)	(11,931)	6,245	1,459,038
Total	12,125,441	(709,479)	(794,562)	645,942	5,702,910	–	(6,164,898)	(174,311)	32,296	10,663,339

Consolidated 3 Stages
Loans by class				Balance at December 31, 2023	Written off and forgivens	Transfers between classes of loans	New loans and liquidation, net	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				97,173,160	(594,478)	1,340,325	1,199,146	(110,550)	479,564	99,487,167
Residential mortgage loans				24,176,919	(20,162)	3,057	914,307	(44,749)	62,660	25,092,032
Small and Micro-business loans				22,498,990	(1,746,105)	(1,340,325)	3,531,498	(7,081)	(99,860)	22,837,117
Consumer loans				20,098,201	(1,526,839)	(3,057)	978,429	(11,931)	35,631	19,570,434
Total				163,947,270	(3,887,584)	–	6,623,380	(174,311)	477,995	166,986,750

c)	As of December 31, 2025, and 2024, the allowance for loan losses for direct loans, indirect loans and due from customers on banker’s acceptances, was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan losses is shown below for direct loans, indirect loans and due from customers on banker’s acceptances:

Stage 1
Loans by class	Balance at December 31, 2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	515,030	(132,277)	(5,379)	124,005	38,724	13,019	(109,674)	90,811	–	(75,250)	459,009
Residential mortgage loans	66,258	(10,917)	(452)	57,272	15,798	7,398	(83,929)	335	–	(1,910)	49,853
Small and Micro-business loans	384,283	(360,657)	(4,223)	113,044	18,386	522,212	(103,175)	(90,811)	–	(6,379)	472,680
Consumer loans	331,010	(265,816)	(3,668)	202,494	99,770	202,233	(91,743)	(335)	–	(13,965)	459,980
Total	1,296,581	(769,667)	(13,722)	496,815	172,678	744,862	(388,521)	–	–	(97,504)	1,441,522

Stage 2
Loans by class	Balance at December 31, 2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	300,858	(124,005)	(125,576)	132,277	44,967	(64,594)	130,491	1,874	–	(9,913)	286,379
Residential mortgage loans	168,222	(57,272)	(30,834)	10,917	36,974	(16,599)	11,113	17	–	(6,249)	116,289
Small and Micro-business loans	396,679	(113,044)	(207,616)	360,657	46,832	(417,490)	353,343	(1,874)	–	(5,294)	412,193
Consumer loans	514,247	(202,494)	(354,315)	265,816	82,508	(149,272)	352,354	(17)	–	(9,389)	499,438
Total	1,380,006	(496,815)	(718,341)	769,667	211,281	(647,955)	847,301	–	–	(30,845)	1,314,299

Stage 3
Loans by class	Balance at December 31, 2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,512,121	(38,724)	(44,967)	5,379	125,576	(793,976)	644,487	60,624	(2,637)	(82,650)	2,385,233
Residential mortgage loans	819,647	(15,798)	(36,974)	452	30,834	(148,499)	179,685	(55)	–	(28,851)	800,441
Small and Micro-business loans	1,167,319	(18,386)	(46,832)	4,223	207,616	(1,377,039)	1,099,546	(60,624)	–	(26,083)	949,740
Consumer loans	1,203,221	(99,770)	(82,508)	3,668	354,315	(1,184,622)	972,705	55	–	(16,773)	1,150,291
Total	5,702,308	(172,678)	(211,281)	13,722	718,341	(3,504,136)	2,896,423	–	(2,637)	(154,357)	5,285,705

Consolidated 3 Stages						Credit loss of the period
Loans by class				Balance at December 31, 2024	Loan portfolio written off and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2025 (**)
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				3,328,009	(464,330)	(381,221)	665,304	153,309	(2,637)	(167,813)	3,130,621
Residential mortgage loans				1,054,127	(23,807)	(133,893)	106,869	297	–	(37,010)	966,583
Small and Micro-business loans				1,948,281	(1,306,436)	34,119	1,349,714	(153,309)	–	(37,756)	1,834,613
Consumer loans				2,048,478	(1,130,907)	(754)	1,233,316	(297)	–	(40,127)	2,109,709
Total				8,378,895	(2,925,480)	(481,749)	3,355,203	–	(2,637)	(282,706)	8,041,526

Stage 1
Loans by class	Balance at December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	552,132	(151,847)	(7,753)	153,552	64,165	30,593	(147,692)	34,272	–	(12,392)	515,030
Residential mortgage loans	54,102	(20,949)	(430)	34,474	12,065	9,428	(22,871)	197	–	242	66,258
Small and Micro-business loans	348,124	(356,044)	(6,772)	107,403	28,034	464,092	(165,734)	(34,272)	–	(548)	384,283
Consumer loans	285,091	(245,783)	(5,297)	142,011	74,041	51,412	29,377	(197)	–	355	331,010
Total	1,239,449	(774,623)	(20,252)	437,440	178,305	555,525	(306,920)	–	–	(12,343)	1,296,581

Stage 2
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	399,536	(153,552)	(205,233)	151,847	55,861	(114,850)	143,678	24,408	–	(837)	300,858
Residential mortgage loans	121,258	(34,474)	(41,104)	20,949	29,958	(18,325)	90,309	–	–	(349)	168,222
Small and Micro-business loans	431,282	(107,403)	(351,156)	356,044	69,433	(292,119)	318,559	(24,408)	–	(3,553)	396,679
Consumer loans	435,150	(142,011)	(434,526)	245,783	85,974	(146,722)	473,117	–	–	(2,518)	514,247
Total	1,387,226	(437,440)	(1,032,019)	774,623	241,226	(572,016)	1,025,663	–	–	(7,257)	1,380,006

Stage 3
Loans by class	Balance at December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	2,631,554	(64,165)	(55,861)	7,753	205,233	(881,988)	837,925	(89,886)	(83,143)	4,699	2,512,121
Residential mortgage loans	785,261	(12,065)	(29,958)	430	41,104	(155,152)	213,306	227	(25,181)	1,675	819,647
Small and Micro-business loans	1,288,082	(28,034)	(69,433)	6,772	351,156	(1,898,683)	1,435,145	89,886	(5,540)	(2,032)	1,167,319
Consumer loans	1,314,373	(74,041)	(85,974)	5,297	434,526	(1,656,047)	1,275,984	(227)	(8,554)	(2,116)	1,203,221
Total	6,019,270	(178,305)	(241,226)	20,252	1,032,019	(4,591,870)	3,762,360	–	(122,418)	2,226	5,702,308

Consolidated 3 Stages						Credit loss of the period
Loans by class				Balance at December 31, 2023	Loan portfolio written off and forgivens	New loans and liquidation, net	Changes in PD, LGD, EAD (*)	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Balance at December 31, 2024 (**)
				S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans				3,583,222	(614,686)	(351,559)	833,911	(31,206)	(83,143)	(8,530)	3,328,009
Residential mortgage loans				960,621	(23,023)	(141,026)	280,744	424	(25,181)	1,568	1,054,127
Small and Micro-business loans				2,067,488	(1,813,283)	86,573	1,587,970	31,206	(5,540)	(6,133)	1,948,281
Consumer loans				2,034,614	(1,619,567)	(131,790)	1,778,478	(424)	(8,554)	(4,279)	2,048,478
Total				8,645,945	(4,070,559)	(537,802)	4,481,103	–	(122,418)	(17,374)	8,378,895

(*) The movement includes the following effects:

(i)	calibrations to the PD, LGD and EAD models;
(ii)	updating of macroeconomic models and projections;
(iii)	increase or decrease in credit risk due to phase changes;
(iv)	increase or decrease in the risk inherent to credits that remain in the same phase.

(**)	The movement in the expected credit loss allowance for the 2025 period includes provisions for direct loans of approximately S/7,670.0 million and provisions for indirect loans and due from customers on banker’s acceptances of S/371.6 million (S/7,994.9 million and S/383.9 million, respectively, as of December 31, 2024). The expected loss on indirect loans and due from customers on banker’s acceptances is included under “Other liabilities” in the consolidated statement of financial position (Note 12(a)). In management’s opinion, the expected credit loss allowance for loans recognized as of December 31, 2025, and 2024 has been determined in accordance with IFRS 9 and is sufficient to cover losses in the loan portfolio.

d)	Interest rates on loans are set based on the prevailing rates in the markets in which the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio as of December 31, 2025, and 2024 by maturity based on the remaining period to the payment due date:

	2025	2024
	S/(000)	S/(000)
Outstanding loans -
From 1 to 3 months	33,318,459	31,363,434
From 3 months to 1 year	39,713,962	37,349,571
From 1 to 3 years	30,472,885	29,185,013
From 3 to 5 years	14,738,099	13,319,494
From 5 to 15 years	24,092,636	25,578,139
More than 15 years	1,471,931	2,093,462
	143,807,972	138,889,113

Internal overdue loans -
Overdue up to 90 days	747,943	1,046,337
Over 90 days	4,073,183	4,383,795
	4,821,126	5,430,132

Total	148,629,098	144,319,245

See credit risk analysis in Note 30.1(c).

g)	As of December 31, 2025, the Group holds foreign currency forwards, which have been designated as fair value hedges of certain U.S.Dollar loans, for a notional amount of US$13.3 million equivalent to S/44.9 million (US$36.3 million equivalent to S/136.6 million as of December 31, 2024), through which the loans were economically converted into soles. See Note 12(c).

8	INSURANCE AND REINSURANCE CONTRACTS ASSETS AND LIABILITIES

a)	The detail of the assets per reinsurance contract are:

	2025			2024
		Assets for incurred claims for contracts measured by PAA (**)			Assets for incurred claims for contracts measured by PAA (**)
	Assets for remaining coverage (*)	Present value of future cash flows	Total	Assets for remaining coverage (*)	Present value of future cash flows	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	(58,399)	899,569	841,170	(133,054)	1,005,100	872,046
Directly attributable expenses incurred	–	504,065	504,065	–	343,855	343,855
Changes related to past services	–	(328,799)	(328,799)	–	(158,503)	(158,503)
Future service changes	(2,028)	–	(2,028)	(5,735)	–	(5,735)
Reinsurance recoveries	(2,028)	175,266	173,238	(5,735)	185,352	179,617
Expenses for assigning the premiums paid to the reinsurer	(632,063)	–	(632,063)	(674,214)	–	(674,214)
Result of the reinsurance service	(634,091)	175,266	(458,825)	(679,949)	185,352	(494,597)
Net financial expenses for reinsurance contracts	–	40,528	40,528	–	30,377	30,377
Other changes	(48,573)	(46,201)	(94,774)	(13,237)	(18,679)	(31,916)
Cash flow:
Premiums paid net of commissions ceded and other directly attributable expenses paid	747,662	–	747,662	767,841	12	767,853
Reinsurance recoveries	–	(367,201)	(367,201)	–	(302,593)	(302,593)
Net cash flow	747,662	(367,201)	380,461	767,841	(302,581)	465,260
Balances at the end of the period	6,599	701,961	708,560	(58,399)	899,569	841,170

(*) Includes accounts payable to reinsurers and co-insurers and excess of loss contracts.

(**) Includes accounts receivable from reinsurers and co-insurers.

b)	The detail of the liability for insurance contracts are:

	2025
	Liabilities for remaining coverage			Liabilities for incurred claims - contracts measured by PAA
	Excluding loss component (*)	Loss component	Liabilities for incurred claims - contracts not measured by PAA	Present Value of Fulfillment Cash Flows	Risk adjustment	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	9,317,066	247,799	1,288,630	2,544,942	23,848	13,422,285
Insurance income	(4,649,818)	1,118	–	–	–	(4,648,700)
Claims incurred and other insurance service expenses	56,133	–	842,435	2,778,176	125	3,676,869
Adjustments relating to the past to liabilities for incurred claims	–	–	(713,756)	(190,799)	(3,584)	(908,139)
Losses and recoveries for losses in onerous contracts	–	10,686	–	–	–	10,686
Amortization of insurance acquisition cash flows	21,259	–	–	–	–	21,259
Insurance service expenses	77,392	10,686	128,679	2,587,377	(3,459)	2,800,675
Result of the insurance service	(4,572,426)	11,804	128,679	2,587,377	(3,459)	(1,848,025)
Net financial expenses for insurance contracts	1,012,259	(6,868)	95,490	119,361	946	1,221,188
Total changes in the consolidated income statement	(3,560,167)	4,936	224,169	2,706,738	(2,513)	(626,837)
Investment components	(1,045,427)	–	1,045,427	–	–	–
Acquisition of Pacifico EPS shares	(60,734)	–	–	175,615	764	115,645
Other changes	(683,280)	(7,212)	(11,223)	(80,224)	(600)	(782,539)
Cash flow:
Premiums received.	7,358,881	–	–	–	–	7,358,881
Claims and other service expenses paid	–	–	(1,190,631)	(3,038,334)	–	(4,228,965)
Insurance acquisition cash flows	(994,315)	–	–	–	–	(994,315)
Net cash flow	6,364,566	–	(1,190,631)	(3,038,334)	–	2,135,601
Balances at the end of the period	10,332,024	245,523	1,356,372	2,308,737	21,499	14,264,155

(*) Includes accounts receivable of contracts measured under the PAA and debts to intermediaries, marketers and auxiliaries.

	2024
	Liabilities for remaining coverage			Liabilities for incurred claims - contracts measured by PAA
	Excluding loss component (*)	Loss component	Liabilities for incurred claims - contracts not measured by PAA	Present Value of Fulfillment Cash Flows	Risk adjustment	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	8,379,672	207,695	1,212,856	2,497,439	20,471	12,318,133
Insurance income	(3,779,710)	316	–	–	–	(3,779,394)
Claims incurred and other insurance service expenses	–	8,172	722,763	1,535,912	–	2,266,847
Adjustments relating to the past to liabilities for incurred claims	–	(4,365)	(550,740)	348,829	2,277	(203,999)
Losses and recoveries for losses in onerous contracts	–	15,801	–	–	–	15,801
Amortization of insurance acquisition cash flows	7,128	–	–	–	–	7,128
Insurance service expenses	7,128	19,608	172,023	1,884,741	2,277	2,085,777
Result of the insurance service	(3,772,582)	19,924	172,023	1,884,741	2,277	(1,693,617)
Net financial expenses for insurance contracts	553,835	(5,376)	64,928	126,019	1,044	740,450
Total changes in the consolidated income statement	(3,218,747)	14,548	236,951	2,010,760	3,321	(953,167)
Investment components	(914,866)	–	914,866	–	–	–
Other changes	(4,620)	25,556	1,171	9,884	56	32,047
Cash flow:
Premiums received	5,180,689	–	–	–	–	5,180,689
Claims and other service expenses paid	–	–	(1,077,214)	(1,973,141)	–	(3,050,355)
Insurance acquisition cash flows	(105,062)	–	–	–	–	(105,062)
Net cash flow	5,075,627	–	(1,077,214)	(1,973,141)	–	2,025,272
Balances at the end of the period	9,317,066	247,799	1,288,630	2,544,942	23,848	13,422,285

(*) Includes accounts receivable of contracts measured under the PAA and debts to intermediaries, marketers and auxiliaries.

c)	The components of the movement are presented below:

	2025				2024
	Present Value of Fulfillment Cash Flows	Risk adjustment	Contractual Service Margin (CSM)	Total	Present Value of Fulfillment Cash Flows	Risk adjustment	Contractual Service Margin (CSM)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances at the beginning of the period	9,164,961	152,793	1,258,050	10,575,804	8,220,567	144,207	1,202,240	9,567,014
Changes in the statement of income:
Changes in estimates that adjust the CSM	873	11,354	(12,122)	105	(19,665)	4,441	9,535	(5,689)
Changes in estimates that result in losses and recoveries for contract losses onerous	(6,299)	2,109	(5,783)	(9,973)	(8,949)	(681)	–	(9,630)
Initial recognition contracts	(122,940)	16,992	140,510	34,562	(102,195)	9,628	123,461	30,894
Changes related to future services	(128,366)	30,455	122,605	24,694	(130,809)	13,388	132,996	15,575
CSM recognized for services provided	–	–	(137,032)	(137,032)	–	–	(125,610)	(125,610)
Changes in the risk adjustment recognized for the expired risk	–	(21,026)	–	(21,026)	–	(20,039)	–	(20,039)
Experience adjustments	931,751	–	–	931,751	829,682	–	–	829,682
Changes related to current services	931,751	(21,026)	(137,032)	773,693	829,682	(20,039)	(125,610)	684,033
Adjustments to liabilities for incurred claims	(858,036)	10,219	–	(847,817)	(713,268)	9,927	–	(703,341)
Result of the insurance service	(54,651)	19,648	(14,427)	(49,430)	(14,395)	3,276	7,386	(3,733)
Net financial expenses for insurance contracts	1,048,399	4,032	48,449	1,100,880	564,473	3,896	45,118	613,487
Total changes in the consolidated income statement	993,748	23,680	34,022	1,051,450	550,078	7,172	52,504	609,754
Other changes	(470,998)	(12,040)	(80,955)	(563,993)	51,293	1,414	3,306	56,013
Cash flow:
Premiums collected	1,886,374	–	–	1,886,374	1,500,797	–	–	1,500,797
Benefits and expenses paid	(1,190,631)	–	–	(1,190,631)	(1,077,186)	–	–	(1,077,186)
Acquisition fees paid	(101,310)	–	–	(101,310)	(80,588)	–	–	(80,588)
Net cash flow	594,433	–	–	594,433	343,023	–	–	343,023
Balances at the end of the period	10,282,144	164,433	1,211,117	11,657,694	9,164,961	152,793	1,258,050	10,575,804

As of December 31, 2025, the insurance contract liabilities measured under the general model is S/10,507.1 million (as of December 31, 2024, S/9,536.8 million) and the variable fee approach (VFA) is S/1,150.6 million (as of December, 2024, S/1,039.0 million).

As of December 31, 2025, the contractual service margin of insurance contracts that existed at the transition date to which the entity has applied the fair value approach totals approximately S/645.6 million, see Note 22(f).

9	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The composition of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2025, 2024, and 2023 is as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2025	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	294,154	1,174,807	869,849	505,767	660,837	106,043	91,017	3,702,474	3,572,286	3,463,196
Additions	22,824	73,829	44,910	55,550	34,940	3,347	99,780	335,180	310,144	322,371
Acquisition of business, Note 2(a) (*)	318,329	297,627	4,067	23,277	7,762	58,828	21,826	731,716	–	455
Transfers	–	3,922	26,644	14,916	17,756	2,059	(65,297)	–	–	–
Disposals and others (**)	(106,045)	(122,792)	(41,096)	(22,247)	(39,056)	6,399	(44,848)	(369,685)	(179,956)	(213,736)
Balance as of December 31	529,262	1,427,393	904,374	577,263	682,239	176,676	102,478	4,399,685	3,702,474	3,572,286

Accumulated depreciation -
Balance as of January 1	–	751,306	599,278	330,257	491,962	91,062	–	2,263,865	2,214,761	2,182,098
Depreciation of the period	–	15,243	45,512	35,849	70,806	20,394	–	187,804	153,531	129,108
Disposals and others (**)	–	(25,039)	(31,562)	(22,608)	(37,659)	(4,133)	–	(121,001)	(104,427)	(96,445)
Balance as of December 31	–	741,510	613,228	343,498	525,109	107,323	–	2,330,668	2,263,865	2,214,761

Net carrying amount	529,262	685,883	291,146	233,765	157,130	69,353	102,478	2,069,017	1,438,609	1,357,525

Banks, financial institutions and insurance entities operating in Peru cannot pledge their fixed assets.

During 2025, 2024 and 2023 the Group, as part of its investment in fixed assets, made disbursements mainly related to the renovation of its various branches and the purchase of computer equipment, furniture, and fixtures.

The Group maintains insurance on its main assets in accordance with the policies established by Management.

The Group maintains insurance coverage over its main assets in accordance with policies established by Management.

As of December 31, 2025, additions include S/50.5 million, corresponding to the value of foreclosed properties that were transferred as property of the Group in October 2025.

Management periodically reviews the residual value of the assets, their useful life, and the depreciation method used, in order to ensure that they remain consistent with the economic benefits and expected lifespan. In the opinion of the Group’s Management, there is no evidence of impairment in the value of the fixed assets held by the Group as of December 31, 2025, December 31, 2024, and December 31, 2023.

As a result of the implementation of IFRS 17, the depreciation expense of property and equipment is allocated in the consolidated statement of income between depreciation expense and the expense attributable to insurance and reinsurance results, amounting to S/181.4 million and S/6.4 million for the year 2025; S/149.9 million and S/3.6 million, respectively, for the year 2024; and S/125.0 million and S/4.1 million, respectively, for the year 2023.

(*) The increase is due to the acquisition of Pacífico EPS and Subsidiaries in March 2025, see Note 2(a).

(**) Includes transactions related to the sale, retirement and other disposals of assets that are no longer required for the Group’s operations.

10	INTANGIBLES, GOODWILL AND OTHERS, NET

a)	Intangible assets -

The composition of intangible assets with limited useful life and accumulated amortization as of December 31, 2025, 2024 and December 31, 2023 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software, Prepaid service contract and others	Intangible in progress	2025	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance at January 1	372,009	175,321	69,541	21,100	5,179,719	608,747	6,426,437	5,861,379	5,167,235
Additions	–	–	–	–	556,945	427,026	983,971	801,290	828,803
Acquisition of business, Note 2(a) (*)	293,800	365,372	–	–	32,707	16,728	708,607	–	16,642
Transfers	–	–	–	–	277,464	(277,464)	–	–	–
Disposals and others (**)	(22,869)	–	999	–	(80,607)	(107,919)	(210,396)	(236,232)	(151,301)
Balance as of December 31	642,940	540,693	70,540	21,100	5,966,228	667,118	7,908,619	6,426,437	5,861,379

Accumulated amortization -
Balance at January 1	332,464	72,666	18,162	21,100	3,415,249	–	3,859,641	3,434,362	3,040,019
Amortization of the period	16,152	9,235	3,656	–	585,729	–	614,772	482,894	436,584
Disposals and others (**)	(22,618)	–	–	–	(54,712)	–	(77,330)	(57,615)	(42,241)
Balance as of December 31	325,998	81,901	21,818	21,100	3,946,266	–	4,397,083	3,859,641	3,434,362

Net carrying amount	316,942	458,792	48,722	–	2,019,962	667,118	3,511,536	2,566,796	2,427,017

During the years 2025, 2024, and 2023, the Group, as part of its investment in intangible assets, incurred expenditures mainly related to the development, acquisition, and strengthening of these assets.

The Group maintains insurance coverage over its main assets in accordance with policies established by Management.

Management also periodically reviews the residual value, useful life, and amortization method applied to intangible assets in order to ensure that they are consistent with the expected economic benefits and their estimated useful lives. In the opinion of the Group’s Management, there is no evidence of impairment of the value of the intangible assets held as of December 31, 2025, December 31, 2024, and December 31, 2023.

As a result of the implementation of IFRS 17, amortization expense related to intangible assets is allocated in the consolidated statement of income between the amortization line item and the attributable expense included in insurance technical results, amounting to S/564.8 million and S/50.0 million, respectively, for the year 2025; S/420.9 million and S/62.0 million, respectively, for the year 2024; and S/386.1 million and S/50.5 million, respectively, for the year 2023.

(*) The increase is due to the acquisition of Pacífico EPS and Subsidiaries in March 2025; see Note 2(a).

(**) Includes transactions related to the sale, retirement and other disposals of intangible assets that are no longer required for the Group’s operations.

(i)	Client relationships -

This item consists of the following:

	2025	2024
	S/(000)	S/(000)

Pacifico S.A. Entidad Prestadora de Salud	77,642	–
Laboratorios ROE S.A	63,708	–
Clínica San Felipe S.A.	31,350	–
Centro Médico Odontológico Americano S.A.C	21,633	–
Clínica Sanchez Ferrer S.A	21,450	–
Oncocare S.A.C	17,692	–
La esperanza del Perú S. A	14,575	–
Clínica Belén	12,283	–
Clínica del Sur	11,550	–
Credicorp Capital Holding Chile - Inversiones IMT	9,626	10,892
Prosemedic S.A.C	9,167	–
Prima AFP – AFP Unión Vida	8,567	20,813
Clínica el Golf	7,517	–
Ultraserfinco S.A	3,950	5,049
Tenpo Bank	3,203	–
Doctor + S.A.C	1,283	–
Compañía Incubadora de Soluciones Móviles S.A.- Culqi	1,000	1,467
Tenpo SpA	746	1,011
Joinnus S.A.C	–	313
	316,942	39,545

(ii)	Brand name –

This item consists of the following:

	2025	2024
	S/(000)	S/(000)

ROE	111,100	–
Mibanco	90,612	99,437
Clínica San Felipe	48,100	–
Clínica San Borja	39,000	–
Sanna	23,271	–
Clínica el Golf	22,300	–
Doctor Más	20,700	–
ACML	20,400	–
Aliada	20,100	–
Clínica Belén	14,100	–
COA	13,800	–
Clínica Sanchez Ferrer	12,800	–
Clínica del Sur	10,300	–
PMD	9,400	–
Joinnus	2,809	3,155
Culqi	–	63
	458,792	102,655

(iii)	Fund management contract –

This item consists of the following:

	2025	2024
	S/(000)	S/(000)

Credicorp Capital Colombia S.A.	25,113	26,071
Credicorp Capital Holding Chile - Inversiones IMT	21,532	23,183
Ultraserfinco S.A.	2,077	2,125
	48,722	51,379

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGUs for the purposes of impairment testing.

	2025	2024
	S/(000)	S/(000)

Pacífico EPS and Medical Services, see Note 2	528,499	–
Mibanco - Edyficar Perú	273,694	273,694
Prima AFP - AFP S.A	124,641	124,641
Credicorp Capital Colombia S.A	104,031	99,841
Banco de Crédito del Perú	52,359	52,359
Mibanco Colombia	46,134	44,229
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Monokera S.A.S	22,656	22,656
Tenpo SpA	20,666	20,927
Tenpo Technologie SpA	9,798	9,945
Joinnus S.A.C	4,135	7,824
Crediseguro Seguros Personales	96	96
Net carrying amount	1,252,858	722,361

The recoverable amount of all of the CGUs has been determined based on the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance of Mibanco Colombia, Credicorp Capital Colombia S.A, Tenpo SPA and Tenpo Technologies SpA. is affected by the effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd. and subsidiaries.

For the year 2025, the Group performed an assessment of goodwill impairment and concluded that there was no indication of impairment. Accordingly, the Group did not recognize any goodwill impairment loss.

For the year 2024, the Group recorded an impairment in the following companies: Joinnus S.A. for S/12.0 million, Wally POS S.A.C for S/9.0 million, Sami Shop for S/4.0 million and Compañía Incubadora de Soluciones Móviles S.A. for S/2.3 million.

The following table summarizes the key assumptions used for the calculation of fair value fewer selling costs in 2025 and 2024:

	2025
Description	Perpetual growth rate	Discount rate
	%	%
MiBanco - Edyficar Perú	5.60	10.60
Prima AFP - AFP Unión Vida	1.60	14.50
Credicorp Capital Colombia	3.80	14.40
Banco de Crédito del Perú	4.60	9.60
Mibanco Colombia	5.90	12.30
Pacífico Seguros (*)	4.60	9.90 and 11.30
Atlantic Security Holding Corporation	3.00	11.40
Monokera	–	30.00
Tenpo	–	25.00
Joinnus S.A.C	–	25.00

	2024
Description	Perpetual growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	5.60	11.90
Prima AFP - AFP Unión Vida	1.60	14.20
Credicorp Capital Colombia	3.80	14.40
Banco de Crédito del Perú	4.60	10.90
Mibanco Colombia	6.10	13.80
Pacífico Seguros (*)	4.60	10.7 and 12.3
Atlantic Security Holding Corporation	2.30	11.30
Monokera	–	30.00
Tenpo	–	25.00
Joinnus S.A.C	–	25.00
Compañía Incubadora de Soluciones Móviles S.A-Culqi	–	30.00
Wally POS S.A.C	–	25.00
Sami Shop S.A.C	–	25.00

(*)	As of December 31, 2025, and 2024, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Five years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the specific risks to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market specific risk premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

The key assumptions described above may change if the conditions of the economy and market change. On December 31, 2025, and 2024, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

11	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property, Agencies and offices	Servers and technology platforms	Transport units	Other leases	2025	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1,	860,095	150,768	8,050	79,300	1,098,213	1,085,243	1,026,891
Additions	206,200	92,767	401	4,953	304,321	52,441	122,841
Acquisition of Pacifico EPS shares, Note 2(a)	128,049	–	–	–	128,049	–	–
Disposal and others	(60,064)	(145,140)	(72)	(707)	(205,983)	(39,471)	(64,489)
Balance as of December 31	1,134,280	98,395	8,379	83,546	1,324,600	1,098,213	1,085,243

Accumulated depreciation -
Balance as of January 1,	516,464	123,641	3,324	52,246	695,675	585,528	483,058
Depreciation of the period	129,215	17,655	1,136	15,008	163,014	142,640	147,833
Disposal and others	(22,524)	(114,334)	12	(684)	(137,530)	(32,493)	(45,363)
Balance as of December 31	623,155	26,962	4,472	66,570	721,159	695,675	585,528

Net carrying amount	511,125	71,433	3,907	16,976	603,441	402,538	499,715

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In these cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

As of 2025, following the acquisition of Pacífico EPS and its subsidiaries, part of the depreciation for the period of right-of-use assets is included in the cost of sales of medical services in the amount of S/16.1 million.

b)	Lease liabilities

Lease liabilities include the present value of fixed payments and variable lease payments. Lease payments made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be readily determined, or the interest rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset, for a similar term, in a similar economic environment with similar terms, guarantees and conditions.

Lease liabilities are recorded at amortized cost, recognizing the interest in the caption “Interest, income and similar expenses” in the consolidated statement of income, and the installments that are paid will be subtracted.

As of December 31, 2025 and 2024, financial lease liability amounts to S/612.3 million and S/404.8 million, respectively.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2025	2024
	S/(000)	S/(000)

Other assets -
Financial instruments:
Receivables (b)	1,577,490	1,225,171
Derivatives receivable (c)	1,231,865	904,791
Receivables from sale of investments (d)	787,539	824,988
Margin call and others (e)	2,604,469	1,087,831
Operations in process (f)	133,045	131,029
	6,334,408	4,173,810

Non-financial instruments:
Claim filed with the Tax Authority (l), Note 31	1,577,175	–
Investment properties, net (g)	795,506	625,105
Deferred fees (h)	709,384	1,026,896
Improvements in leased premises	254,018	149,298
VAT (IGV) tax credit	121,351	70,339
Income tax prepayments, net	119,910	226,847
Adjudicated assets, net	90,286	166,179
Investment in associates (i)	65,338	763,918
Others	78,171	31,763
	3,811,139	3,060,345
Total	10,145,547	7,234,155

	2025	2024
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (j)	2,678,539	2,366,147
Salaries and other personnel expenses	1,746,168	1,335,800
Derivatives payable (c)	1,047,907	819,473
Accounts payable for acquisitions of investments (d)	657,417	832,530
Allowance for indirect loan losses, Note 7(c)	371,576	383,918
Operations in process (f)	158,178	227,549
Dividends payable	88,219	74,183
	6,748,004	6,039,600
Non-financial instruments:
Taxes	723,433	786,659
Provision for sundry risks (k)	625,117	646,739
Others	168,525	147,308
	1,517,075	1,580,706
Total	8,265,079	7,620,306

b)	As of December 31, 2025 and 2024, the balance is mainly composed of trade receivables from third parties arising from the sale of goods and services, receivables from payment operators related to credit and debit card transactions pending settlement, indemnities, third-party claims, commissions receivable, advances to employees, rental receivables, among others.

c)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2025, and 2024 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2025				2024				2025 and 2024
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Foreign currency forwards		546,954	283,787	32,518,743	January 2026 / November 2037	161,495	210,947	33,716,473	January 2025 / April 2027	–
Interest rate swaps		444,343	396,355	53,011,798	January 2026 / November 2040	456,575	352,677	48,119,429	January 2025 / January 2035	–
Currency swaps		223,448	346,591	10,928,546	January 2026 / February 2037	219,648	230,848	13,625,101	January 2025 / November 2034	–
Foreign exchange options		5,532	4,263	842,734	January 2026 / December 2026	3,018	8,420	743,202	January 2025/ April 2026	–
Futures		97	3	38,338	March 2026	1,477	120	23,713	March 2025	–
		1,220,374	1,030,999	97,340,159		842,213	803,012	96,227,918
Derivatives held as hedges
Cash flow hedges -

Cross interest rate swaps (IRS)	4(b)(i)	677	–	504,450	April 2026 / May 2026	–	970	564,600	April 2026 / May 2026	Cash and due from banks
Cross currency swaps (CCS)	15(a)(iii)	–	–	–	–	–	5,937	71,940	November 2025	Bonds issued / Loans (**)
Cross currency swaps (CCS)	15(a)(iv)	–	–	–	–	18,993	2,359	828,080	January 2025	Bonds issued
Cross currency swaps (CCS)	14(b)(i)	–	–	–	–	–	5,242	225,840	May 2025 / June 2025	Debts to bank
Cross currency swaps (CCS)	6(b)(i)	–	–	–	–	1,802	1,852	46,970	January 2025 / April 2025	Investments (*)

Fair value hedges -
Interest rate swaps (IRS)	6(b)(i)	10,593	–	504,450	May 2026 / February 2028	33,027	–	790,440	March 2025 / February 2028	Investments (*)
Foreign currency forwards	6(b)(i)	193	14,839	167,286	January 2026 / July 2026	5,597	98	125,173	January 2025 / February 2026	Investments (*)
Foreign currency forwards	7(g)	28	2,069	44,858	January 2026 / December 2026	3,159	3	136,603	March 2025 / December 2025	Loans
		11,491	16,908	1,221,044		62,578	16,461	2,789,646
		1,231,865	1,047,907	98,561,203		904,791	819,473	99,017,564

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2025 and 2024.

(**)	As of December 31, 2025, the cross-currency swap (CCS) contracts held by the Group expired. As of December 31, 2024, the Group held cross-currency swap contracts for a notional amount of ¥3,000.0 million, equivalent to $19.1 million), which were decomposed by risk variables into two cross-currency swaps (CCS) for the purpose of being designated as cash flow hedges and re-expressing the initial exposures in the functional currency, as follows:

-	JPY-PEN for ¥3,000.0 million, equivalent to S/71.9 million as of December 31, 2024, designated for cash flow hedges of bonds issued in yen.

-	PEN-USD for $20.3 million equivalent to S/76.4 million as of December 31, 2024, designated for cash flow hedging of U.S. Dollar placements up to that amount.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2025						2024
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	349,599	196,334	1,021	–	–	546,954	106,414	53,498	1,583	–	–	161,495
Interest rate swaps	32,636	30,009	99,905	78,043	203,750	444,343	22,151	33,774	141,134	82,228	177,288	456,575
Currency swaps	5,077	46,348	98,221	44,115	29,687	223,448	43,713	31,998	72,826	56,141	14,970	219,648
Foreign exchange options	2,948	2,584	–	–	–	5,532	1,175	1,369	474	–	–	3,018
Futures	97	–	–	–	–	97	1,477	–	–	–	–	1,477
Total assets	390,357	275,275	199,147	122,158	233,437	1,220,374	174,930	120,639	216,017	138,369	192,258	842,213

	2025						2024
	Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5		Up to 3	From 3 months	From 1 to 3	From 3 to 5	Over 5
	months	to 1 year	years	years	years	Total	months	to 1 year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	167,894	111,108	4,785	–	–	283,787	141,078	67,531	2,338	–	–	210,947
Interest rate swaps	25,645	23,324	60,152	87,809	199,425	396,355	21,591	50,376	88,792	29,965	161,953	352,677
Currency swaps	101,725	64,491	88,744	50,879	40,752	346,591	26,293	25,499	79,045	71,857	28,154	230,848
Foreign exchange options	1,706	2,557	–	–	–	4,263	3,175	4,075	1,170	–	–	8,420
Futures	3	–	–	–	–	3	120	–	–	–	–	120
Total liabilities	296,973	201,480	153,681	138,688	240,177	1,030,999	192,257	147,481	171,345	101,822	190,107	803,012

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks. A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2025					2024
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	506,116	–	–	–	506,116	1,202,322	568,812	–	–	1,771,134
Cash outflows (liabilities)	(506,042)	–	–	–	(506,042)	(1,190,257)	(566,730)	–	–	(1,756,987)
Consolidated statement of income	448	–	–	–	448	2,764	1,845	–	–	4,609

d)	As of December 31, 2025, and 2024, this balance corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

e)	As of December 31, 2025 and 2024, this balance mainly corresponds to (i) collateral delivered in connection with derivative financial instruments transactions, which are primarily executed through central clearing counterparties such as Chicago Mercantile Exchange (CME) and London Clearing House (LCH); (ii) collateral provided for repurchase agreement transactions; and (iii) funds held at the Central Reserve Bank of Peru (BCRP) to conduct immediate interbank transfer clearing services among different banks within the Peruvian financial system

f)	Operations in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

g)	Investment properties -

The movement of investment properties is as follows:

	2025			2024
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	371,671	336,265	707,936	639,693
Additions	96,603	86,960	183,563	70,399
Acquisition of Pacifico EPS shares, Note 2(a)	427	526	953	–
Disposals and others	(2,686)	(3,851)	(6,537)	(2,156)
Ending period	466,015	419,900	885,915	707,936

Accumulated depreciation
Balance at January 1	–	81,704	81,704	73,009
Depreciation for the period	–	8,803	8,803	9,098
Disposals and others	–	(1,176)	(1,176)	(403)
Ending period	–	89,331	89,331	81,704

Impairment losses	689	389	1,078	1,127

Net carrying amount	465,326	330,180	795,506	625,105

Land and buildings are mainly used for office rental, which are free of all encumbrances.

As of December 31, 2025 and 2024, the market value of the properties amounts to approximately S/1,322.3 million and S/1,235.1 million, respectively; which was determined through a valuation made by an independent appraisers.

h)	As of December 31, 2025, this balance relates mainly to system programming and maintenance services amounting to S/221.8 million, and to payments under the mileage-based loyalty program that the Bank grants to its customers for the use of their cards, amounting to S/22.6 million. (As of December 31, 2024, it related mainly to payments under the mileage-based loyalty program that the Bank grants to its customers for the use of their cards, as well as other financial products, amounting to S/363.6 million).

i)	As of December 31, 2025, the decrease in the investment in associates is due to the acquisition of the remaining 50.00 percent interest in Pacifico EPS, see Note 2. As of December 31, of 2024, Credicorp’s main associate was Pacífico S.A Entidad Prestadora de Salud (Pacífico EPS), whose balance amounts to S/692.1 million.

j)	As of December 31, 2025 and December 31, 2024, the balance mainly corresponds to accounts payable to suppliers for goods and services, accounts payable to merchants for customer purchases made with credit and debit cards, accounts payable to insurance policyholders, accounts payable related to insurance premiums to the Deposit Insurance Fund, among others.

k)	The movement of the provision for sundry risks for the years ended December 31, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	646,739	642,520	624,149
Provision, see Note 25	149,651	315,214	95,873
Decrease, net	(171,273)	(310,995)	(77,502)
Balances at the end of the year	625,117	646,739	642,520

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management's and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

l)	The amount corresponds to the Assessment and Penalty Resolutions issued by SUNAT to Grupo Crédito on June 27, 2025, for S/1,568.0 million, plus accrued interest from the date of issuance of the resolutions up to the settlement date amounting to S/9.2 million.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2025	2024
	S/(000)	S/(000)

Saving deposits	67,811,945	59,757,825
Demand deposits	57,051,970	52,590,952
Time deposits (c)	40,362,433	44,116,438
Severance indemnity deposits	3,192,564	2,996,020
Bank’s negotiable certificates	981,822	1,101,347
Total	169,400,734	160,562,582
Interest payable	1,000,899	1,279,484
Total	170,401,633	161,842,066

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations without consider accrued interest are presented below:

	2025	2024
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	46,864,322	42,057,905
In other countries	5,352,964	5,102,286
	52,217,286	47,160,191

Interest-bearing -
In Peru	110,071,732	104,085,586
In other countries	7,111,716	9,316,805
	117,183,448	113,402,391

Total	169,400,734	160,562,582

c)	The balance of time deposits classified by maturity is as follows:

	2025	2024
	S/(000)	S/(000)

Up to 3 months	27,618,567	27,772,950
From 3 months to 1 year	8,525,964	10,886,485
From 1 to 3 years	1,398,094	1,754,547
From 3 to 5 years	590,673	478,235
More than 5 years	2,229,135	3,224,221
Total	40,362,433	44,116,438

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentration as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the balance of deposits and obligations, guaranteed by the Peruvian “Fondo de Seguro de Depositos” (Deposit Insurance Fund) amounts to approximately S/68,559.0 million and S/59,414.0 million, respectively. At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depositos” totaled S/116,700.0 and S/121,600.0, respectively.

As of December 31, 2025 and 2024, the balance of deposits and obligations of Banco de Crédito Bolivia guaranteed by the “Fondo de Protección al Ahorrista” (FPAH, for its Spanish acronym) of Bolivia, amounts to Bs1,684.5 million (equivalent to S/673.3 million) and Bs1,385.6 million (equivalent to S/760.4 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “FPAH” totaled Bs155,530.3 and Bs102,593.9 (equivalent to S/62,163.8 and S/56,300.4, respectively).

As of December 31, 2025 and 2024, the balance of deposits and obligations of Mibanco Colombia guaranteed by the “Fondo de Garantía de las Instituciones Financieras” (FOGAFIN, for its Spanish acronym) of Colombia, amounts to $62,852.3 million colombian pesos (equivalent to S/56.0 million) and $59,612.9 million colombian pesos (equivalent to S/50.9 million), respectively. At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled $50.0 million colombian pesos (equivalent to S/44,550.0 and S/42,700.0, respectively).

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2025	2024
	S/(000)	S/(000)

International funds and others (b)	6,127,837	5,821,219
COFIDE and FONCODES credit line (c)	4,494,633	4,550,610
Inter-bank funds	10,001	350,000
	10,632,471	10,721,829
Interest payable	42,767	32,556
Total	10,675,238	10,754,385

b)	This item consists of the following:

	2025	2024
	S/(000)	S/(000)

State Bank of India	756,675	564,600
Corporación Financiera de Desarrollo (COFIDE)	631,987	115,760
Bank of America N.A.	605,340	564,600
Caixabank	605,340	590,948
Banco de la Nación	600,000	400,000
Wells Fargo Bank N.A.	486,290	–
Commerzbank AG	335,627	376,400
Sumitomo Mitsui Banking Corporation	302,670	752,800
Banco Interamericano de Desarrollo (BID)	184,825	–
Banco BCI	179,396	–
Banco Bice	175,205	104,425
Bank of New York Mellon	168,150	188,200
Japan International Cooperation Agency	168,150	–
Bancoldex	158,595	108,035
Standard Chartered Bank Hong Kong Ltd.	157,388	564,600
Banco BBVA Perú	127,743	110,000
JP Morgan Chase & Co.	104,526	45,365
ICBC Perú Bank S.A.	100,000	60,000
Banco Internacional	95,967	49,947
Banco Nacional de Bolivia S.A.	39,226	54,986
Banco Bisa S.A.	38,655	52,133
Banco de Occidente	35,501	34,162
Bancolombia S.A.	34,182	25,013
Citibank N.A.	697	376,401
Banco Security	4	47,710
International Finance Corporation (IFC) (i)	–	570,540
Others minors	35,698	64,594
Total	6,127,837	5,821,219

As of December 31, 2025, the loans have maturities between January 2026 and April 2035 (between January 2025 and April 2035, as of December 31, 2024) accrue interest in soles at annual rates that fluctuate between 4.78 percent and 11.40 percent (annual interest in soles at 5.03 percent and 7.86 percent, respectively as of December 31, 2024), and accrue interest in foreign currency as follows:

	2025		2024
	Min	Max	Min	Max
	%	%	%	%
U.S. Dollar	4.17	6.00	4.80	6.14
Boliviano	6.00	8.85	4.90	6.90
Colombian Peso	0.45	10.68	0.45	13.95

(i)	As of December 31, 2024, the Group maintain cross currency swaps (CCS) that were designated as cash flow hedges of certain repo operations in US Dollars for a nominal amount of US$60 million, equivalent to S/225.8 million, see Note 12(c).

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2026 and January 2032 and bear annual interest in soles at rates that fluctuate between 6.00 percent and 7.60 percent and interest in foreign currency at 7.75 percent as of December 31, 2025 (between January 2025 and January 2032 and with annual interest in soles at rates that fluctuate between 6.00 percent and 7.60 percent and interest in foreign currency between 7.75 percent as of December 31, 2024). These lines of credit are guaranteed with a portfolio of Fondo Mi Vivienda mortgage loans amounting S/4,494.6 million and S/4,550.6 million, as of December 31, 2025, and 2024 respectively.

d)	The following table presents the maturities of due to banks and correspondents as of December 31, 2025 and 2024 based on the period remaining to maturity:

	2025	2024
	S/(000)	S/(000)

Up to 3 months	3,008,544	2,137,820
From 3 months to 1 year	1,384,347	3,320,059
From 1 to 3 years	2,780,799	1,662,047
From 3 to 5 years	773,823	824,015
More than 5 years	2,684,958	2,777,888
Total	10,632,471	10,721,829

e)	As of December 31, 2025 and 2024, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/10,622.5 million and S/10,371.8 million, respectively.

f)	Certain debts to banks, correspondents and other entities include specific agreements on how the funds received should be used, the financial conditions that the Bank must maintain, as well as other administrative matters. In Management's opinion, these specific agreements have been fulfilled by the Bank as of December 31, 2025 and 2024.

15	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			2025			2024
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)

Senior notes - BCP (i)	5.85	Semi-annual	January 2029	US$500,000	1,666,865	January 2029	US$500,000	1,862,468
Senior notes - BCP (i)	7.85	Semi-annual	January 2029	S/1,150,000	1,132,782	January 2029	S/1,150,000	1,150,000
Senior notes - BCP	5.05	Semi-annual	June 2027	US$30,000	100,646	June 2027	US$30,000	112,471
Senior notes - EPS (ii)	6.59	Semi-annual	September 2037	S/130,000	82,991	–	–	–
Senior notes - BCP (iii)	0.97	Semi-annual	–	–	–	November 2025	¥3,000,000	71,796
Senior notes - BCP (iv)	2.70	Semi-annual	–	–	–	January 2025	US$700,000	2,604,249
Senior notes - Credicorp Ltd. (v)	2.75	Semi-annual	–	–	–	June 2025	US$500,000	1,810,391

Corporate bonds -

First program
First issuance (Series A) - Mibanco Colombia	9.00	Quarterly	–	–	–	January 2025	$112,500	22,441

First issuance (Series Unica) - Banco de Credito de Bolivia (vi)	6.40	Semi-annual	April 2037	Bs85,000	33,974	–	–	–
					3,017,258			7,633,816

			2025			2024
	Annual interest	Interest		Issued	Carrying		Issued	Carrying
	rate	payment	Maturity	amount	amount	Maturity	amount	amount
	%			(000)	S/(000)		(000)	S/(000)

Subordinated bonds -
Subordinated bonds - BCP (vii)	6.45	Semi-annual	July 2035	US$750,000	2,505,546	–	–	–
Subordinated bonds - BCP (viii)	5.80	Semi-annual	March 2035	US$600,000	2,003,766	March 2035	US$600,000	2,241,242
Subordinated bonds - BCP (ix)	3.25	Semi-annual	September 2031	US$500,000	1,679,375	September 2031	US$500,000	1,872,212
Subordinated bonds - BCP (x)	5.65	Semi-annual	January 2037	US$500,000	1,665,644	–	–	–
Subordinated bonds - BCP (xi)	3.13	Semi-annual	–	–	–	July 2030	US$850,000	3,177,658

Second program
Second issuance (Series B) - Pacífico Seguros	8.00	Semi-annual	May 2033	US$60,000	201,780	May 2033	US$60,000	225,840
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	December 2030	US$50,000	153,105	December 2030	US$50,000	171,365
First issuance (Series B) - Mibanco	7.22	Semi-annual	–	–	–	June 2027	S/30,000	30,000

Third program
Issuance IV - Banco de Crédito de Bolivia	5.85	Semi-annual	February 2033	Bs120,810	48,250	February 2033	Bs120,810	63,707
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	August 2030	Bs100,000	40,032	August 2030	Bs100,000	52,268
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	16,895	August 2028	Bs70,000	36,146

Fourth program
Fourth issuance (Series B) - Pacífico Seguros (xii)	6.03	Semi-annual	December 2035	US$45,000	149,500	–	–	–
First issuance (Series A) - Mibanco	5.84	Semi-annual	March 2031	S/155,000	146,274	March 2031	S/155,000	146,274

Fifth program
First issuance (Serie B) - Mibanco (xiii)	7.00	Semi-annual	August 2035	S/127,552	127,552	–	–	–
First issuance (Series A) - Mibanco (xiv)	7.56	Semi-annual	March 2035	S/100,000	100,000	–	–	–
					8,837,719			8,016,712

Negotiable certificate of deposit - Mibanco Colombia	From 1.00 to 14.35	To maturity	January 2026 / December 2028	$1,691,813	1,602,002	January 2025 / October 2027	$1,343,411	1,254,245
Negotiable certificate of deposit - Mibanco	From 3.50 to 7.20	Annual	January 2026 / November 2029	S/278,630	278,630	January 2025 / September 2026	S/314,870	118,813
					13,735,609			17,023,586
Interest payable					289,926			244,857
Total					14,025,535			17,268,443

The international issuances maintain certain operational and finance covenants which, in Management’s opinion, the Group has complied with as of the dates of the consolidated statement of financial position.

(i)	On January 11, 2024, the Bank carried out the issuance of Senior Notes under the Medium-Term Note Program for a total of US$500.0 million in U.S. Dollars, at a coupon rate of 5.85 percent, and S/1,150.0 million in soles, at a coupon rate of 7.85 percent; both issuances maturing in January 2029. Until December 11, 2028, the Bank may redeem all or part of the Senior Notes at a redemption price equal to the greater of (i) 100.0 percent of the principal amount of the Senior Notes, and (ii) the sum of the remaining cash flows discounted at a rate equal to the U.S. Treasury interest rate plus 30 basis points (for the U.S. Dollar issuance) and the interest rate of the Sovereign Bonds issued by the Government of Peru or another comparable security plus 30 basis points (for the sol issuance). The principal payment will take place on the maturity date of the Senior Notes or when the Bank executes their redemption. Beginning on December 11, 2028, the Bank may redeem all or part of the Notes at a redemption price equal to 100.0 percent of the aggregate principal amount of the Notes to be redeemed.

(ii)	On September 28, 2017, Pacífico S.A. Entidad Prestadora de Salud carried out the issuance of Senior Notes for an amount of approximately S/130.0 million. These securities bear a fixed annual interest rate of 6.59 percent, with a maturity date of September 28, 2037.

(iii)	As of December 31, 2024, the Bank maintained a cross-currency swap (CCS) with a notional amount of ¥3,000.0 million, equivalent to S/71.9 million, see Note 12(c), which was decomposed by risk variables into two cross-currency swaps (CCS) for the purpose of being designated as (i) a cash flow hedge of a fixed-rate yen-denominated bond, which was converted into soles through this swap, and (ii) a cash flow hedge of loan placements.

(iv)	As of January 11, 2025, the bond was fully amortized. This instrument was issued in September 2019 under the Medium-Term Note Program for an amount of US$700.0 million, with a semiannual coupon rate of 2.70 percent per year, and a maturity date of January 2025.

As of December 31, 2024, the Bank maintained a cross-currency swap (CCS) with a notional amount of US$220.0 million, equivalent to S/828.1 million, see Note 12(c), which was designated as a partial cash flow hedge of a fixed-rate U.S. Dollar-denominated senior note; through this CCS, the senior note was economically converted into a fixed-rate sol-denominated instrument.

(v)	As of June 17, 2025, the bond was fully amortized. This bond was issued in June 2020 under the Medium-Term Note Program for an amount of US$500.0 million, with a semiannual coupon rate of 2.75 percent per year and a maturity date of June 2025.

(vi)	On June 26, 2025, Banco de Crédito de Bolivia issued a Corporate Bond under its First Program, Single Series, for Bs85.0 million at a semiannual coupon rate of 6.40 percent per year, with a maturity date of April 23, 2037. The principal will be paid at maturity or in the event of early redemption by the entity.

(vii)	On April 30, 2025, the Bank issued Subordinated Notes under the Medium-Term Note Program for US$750.0 million at a semiannual coupon rate of 6.45 percent, maturing on July 30, 2035, denominated ‘6.45 percent Subordinated Fixed-to-Fixed Rate Notes Due 2035 (Callable 2030)’. Beginning on July 30, 2030, a fixed interest rate equal to the U.S. Treasury rate comparable to a 5-year maturity plus 248.6 basis points will be paid. Starting on April 30, 2030, the Bank may redeem all or part of the subordinated notes at a redemption price of 100.0 percent of the aggregate principal amount of the subordinated notes to be redeemed. Following that date, the Bank may redeem all or part of the subordinated notes at a redemption price equal to the greater of (1) 100.0 percent of the principal amount of the subordinated notes, and (2) the sum of the remaining cash flows discounted at a rate equal to the U.S. Treasury interest rate plus 40 basis points. The principal will be paid on the maturity date of the subordinated notes or when the Bank executes their redemption.

(viii)	On September 10, 2024, the Bank issued Subordinated Notes under the Medium-Term Note Program for US$600.0 million at a semiannual coupon rate of 5.80 percent, maturing in March 2035, denominated ‘5.80 percent Subordinated Fixed-to-Fixed Rate Notes due 2035 (Callable 2030)’. Beginning on March 10, 2030, a fixed interest rate equal to the U.S. Treasury rate comparable to a 5-year maturity plus 224.0 basis points will be paid. Starting on March 30, 2030, the Bank may redeem all or part of the subordinated notes at a redemption price of 100.0 percent of the aggregate principal amount of the subordinated notes to be redeemed. Following that date, the Bank may redeem all or part of the subordinated notes at a redemption price equal to the greater of (1) 100.0 percent of the principal amount of the subordinated notes, and (2) the sum of the remaining cash flows discounted at a rate equal to the U.S. Treasury interest rate plus 35 basis points. The principal will be paid on the maturity date of the subordinated notes or when the Bank executes their redemption.

(ix)	On March 30, 2021, the Bank issued Subordinated Notes under the Medium-Term Note Program for US$500.0 million at a semiannual coupon rate of 3.25 percent, maturing in September 2031, denominated ‘3.25 percent Subordinated Fixed-to-Fixed Rate Notes due 2031 (Callable 2026)’. Beginning on September 30, 2026, a fixed interest rate equal to the U.S. Treasury rate comparable to a 5-year maturity plus 245 basis points will be paid. On September 30, 2026, the Bank may redeem all or part of the subordinated notes at a redemption price equal to 100.0 percent of the aggregate principal amount of the subordinated notes to be redeemed. Following that date, the Bank may redeem all or part of the subordinated notes at a redemption price equal to the greater of (1) 100.0 percent of the principal amount of the subordinated notes, and (2) the sum of the remaining cash flows discounted at a rate equal to the U.S. Treasury interest rate plus 40 basis points. The principal will be paid on the maturity date of the subordinated notes or when the Bank executes their redemption.

(x)	On October 15, 2025, the Bank issued Subordinated Notes under the Medium-Term Note Program for US$500 million at a semiannual coupon rate of 5.65 percent, maturing on January 15, 2037, denominated ‘5.65 percent Subordinated Fixed-to-Fixed Rate Notes Due 2037 (Callable 2032)’. Beginning on January 15, 2032, a fixed interest rate equal to the U.S. Treasury rate comparable to a 6-year maturity plus 196.1 basis points will be paid. From October 15, 2031 to January 15, 2032, the Bank may redeem all or part of the subordinated notes at a redemption price of 100.0 percent of the aggregate principal amount of the subordinated notes to be redeemed. Thereafter, the Bank may redeem all or part of the subordinated notes at a redemption price equal to the greater of (1) 100.0 percent of the principal amount of the subordinated notes, and (2) the sum of the remaining cash flows discounted at a rate equal to the U.S. Treasury interest rate plus 30 basis points. The principal will be paid on the maturity date of the subordinated notes or when the Bank executes their redemption.

(xi)	Effective July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Note Program for US$850.0 million at a semiannual coupon rate of 3.13 percent, maturing in July 2030, denominated 3.13 percent Subordinated Fixed-to-Fixed Rate Notes due 2030 (Callable 2025)’. For this issuance, the Bank chose to exercise the early redemption option in accordance with the terms of these notes.

(xii)	On December 19, 2025, Pacífico S.A. Entidad Prestadora de Salud issued Senior Notes for approximately S/45.0 million. These securities bear a fixed annual interest rate of 6.03 percent, with a maturity date of December 19, 2035.

(xiii)	On August 20, 2025, Mibanco S.A. carried out the issuance under the Fifth Subordinated Bond Program, Series B, for S/127.6 million, at a semiannual coupon rate of 7.00 percent per year, with a maturity date of August 20, 2035. Payment will be made at maturity or in the event of early redemption by Mibanco S.A.

(xiv)	On March 28, 2025, Mibanco S.A. carried out the issuance under the Fifth Subordinated Bond Program, Series A, for S/100.0 million, at a fixed annual interest rate of 7.56 percent, with a maturity date of March 28, 2035. The principal will be paid at maturity or in the event of early redemption by Mibanco S.A.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2025	2024
	S/(000)	S/(000)

Up to 3 months	109,837	2,709,847
From 3 months to 1 year	1,372,282	2,718,199
From 1 to 3 years	486,248	582,747
From 3 to 5 years	2,854,442	3,062,227
More than 5 years	8,912,800	7,950,566
Total	13,735,609	17,023,586

16	EQUITY

a)	Capital stock -

As of December 31, 2025, 2024 and 2023 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2025, 2024 and 2023:

	Number of shares
As of December 31, 2025	Treasury	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
Atlantic Security International Financial Services		225,456	225,456
BCP	–	78,670	78,670
Grupo Crédito	–	34,664	34,664
Pacífico Seguros	–	15,113	15,113
Mibanco	–	10,079	10,079
ASB Bank Corp	–	7,828	7,828
Credicorp Capital Servicios Financieros	–	7,803	7,803
Prima AFP	–	2,539	2,539
Other subsidiaries	–	12,731	12,731
	14,620,846	394,883	15,015,729

	Number of shares
As of December 31, 2024	Treasury	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
Atlantic Security International Financial Services		125,843	125,843
BCP	–	94,686	94,686
Grupo Crédito	–	38,050	38,050
Pacífico Seguros	–	17,756	17,756
Mibanco	–	12,720	12,720
Credicorp Capital Servicios Financieros	–	10,440	10,440
ASB Bank Corp	–	10,310	10,310
Prima AFP	–	3,174	3,174
Other subsidiaries	–	12,812	12,812
	14,620,846	325,791	14,946,637

	Number of shares
As of December 31, 2023	Treasury	Shared-based payment (*)	Total

Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	109,185	109,185
Atlantic Security International Financial Services	–	39,309	39,309
Grupo Crédito	–	36,698	36,698
Pacífico Seguros	–	19,912	19,912
Mibanco	–	14,128	14,128
Credicorp Capital Servicios Financieros	–	13,267	13,267
ASB Bank Corp	–	12,041	12,041
Prima AFP		3,920	3,920
Other subsidiaries	–	16,790	16,790
	14,620,846	265,250	14,886,096

(*)	This mainly relates to treasury shares acquired by the Group in order to cover the obligations of the share-based compensation and retention program. Such shares include those granted to employees and senior management which, as of the reporting date, have not yet vested in accordance with the terms and conditions of the program.

During 2025, 2024 and 2023, the Group purchased 175,400, 174,161 and 163,067 shares of Credicorp Ltd., respectively, for a total of US$32.6 million (equivalent to S/119.3 million), US$29.3 million (equivalent to S/110.9 million) and US$22.5 million (equivalent to S/85.6 million), respectively.

The purchase of shares during 2025, measured at their respective market value at the acquisition date and amounting to S/119.3 million, comprise S/2.5 million corresponding to the shares at nominal value and S/116.8 million corresponding to the excess paid over the nominal value of the acquired shares. The purchase of shares during 2024 , measured at their respective market value at the acquisition date and amounting to S/110.9 million, comprise S/2.4 million corresponding to the shares at nominal value and S/108.5 million corresponding to the excess paid over the nominal value of the acquired shares.

c)	Reserves and other reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20.0, 30.0 or 50.0 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10.0 percent of net profits. As of December 31, 2025, 2024 and 2023, the balance of this reserves amounts approximately to S/9,810.2 million, S/9,175.8 million and S/8,621.7 million, respectively.

At the Board meetings held on February 27, 2025, April 27, 2024 and April 27, 2023, the decision was made to transfer from “Retained earnings” to “Reserves” S/5,637.7 million, S/1,778.8 million and S/2,593.6 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2023	170,408	(1,655,559)	788	1,133,536	74,655	(276,172)
Increase in net unrealized gains on investments	(12,247)	1,241,632	–	–	–	1,229,385
Transfer to results of the net realized loss of investments	–	7,789	–	–	–	7,789
Transfer of credit loss of investments to profit or loss	–	8,716	–	–	–	8,716
Change in net unrealized gain on cash flow hedges derivatives	–	–	18,359	–	–	18,359
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(30,550)	–	–	(30,550)
Other reserves	–	–	–	(754,192)	–	(754,192)
Foreign exchange translation	–	–	–	–	73,498	73,498
Net movement in hedges of net investments in foreign businesses	–	–	–	–	18,950	18,950
Balance as of December 31, 2023	158,161	(397,422)	(11,403)	379,344	167,103	295,783
Increase in net unrealized gains on investments	24,116	136,783	–	–	–	160,899
Transfer to results of the net realized loss of investments	–	36,712	–	–	–	36,712
Transfer of credit loss of investments to profit or loss	–	32,776	–	–	–	32,776
Change in net unrealized gain on cash flow hedges derivatives	–	–	27,186	–	–	27,186
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(17,416)	–	–	(17,416)
Other reserves	–	–	–	(69,383)	–	(69,383)
Foreign exchange translation	–	–	–	–	(114,143)	(114,143)
Net movement in hedges of net investments in foreign businesses	(137,787)	–	–	–	–	(137,787)
Balance as of December 31, 2024	44,490	(191,151)	(1,633)	309,961	52,960	214,627
Increase in net unrealized gains on investments	(20,927)	1,322,876	–	–	–	1,301,949
Transfer to results of the net realized gain of investments	–	(142,245)	–	–	–	(142,245)
Transfer of credit loss of investments to profit or loss	–	84,830	–	–	–	84,830
Change in net unrealized gain on cash flow hedges derivatives	–	–	(10,490)	–	–	(10,490)
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	12,350	–	–	12,350
Net movement in hedges of net investments in foreign businesses	8,336	–	–	–	–	8,336
Other reserves	–	–	–	(518,071)	–	(518,071)
Foreign exchange translation	–	–	–	–	(406,519)	(406,519)
Balance as of December 31, 2025	31,899	1,074,310	227	(208,110)	(353,559)	544,767

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods

Debt instruments at fair value through ither comprehensive income (FVOCI) -
Net unrealized gain	1,322,876	136,783	1,241,632
Transfer to results of net realized gain (loss)	(142,245)	36,712	7,789
Transfer of credit loss to profit or loss	84,830	32,776	8,716
Sub total	1,265,461	206,271	1,258,137
Non-controlling interest	18,419	4,612	18,317
Income tax	(24,152)	(5,118)	58,489
	1,259,728	205,765	1,334,943
Cash flow hedge reserves:
Net (loss) gain on cash flow hedges	(10,490)	27,186	18,359

Transfer of net realized gains (losses) on cash flow hedges derivatives to profit or loss	12,350	(17,416)	(30,550)
Sub total	1,860	9,770	(12,191)
Non-controlling interest	29	125	(148)
Income tax	1,575	4,030	(5,104)
	3,464	13,925	(17,443)

Other reserves:
Insurance reserves	(518,071)	(69,383)	(754,192)
Non-controlling interest	(5,921)	(793)	(8,619)
	(523,992)	(70,176)	(762,811)
Foreign exchange translation:
Foreign currency translation differences arising from the translation of foreign operations	(406,519)	(114,143)	73,498
Net movement in hedges of net investments in foreign businesses	–	–	18,950
Sub total	(406,519)	(114,143)	92,448
Non-controlling interest	(436)	1	(34)
	(406,955)	(114,142)	92,414
Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized gains	(20,927)	24,116	(12,247)
Transfer of the fair value reserve of equity instruments designated at FVOCI for sale	8,336	(137,787)	–
Non-controlling interest	(4)	7	127
Sub total	(12,595)	(113,664)	(12,120)
Income tax	2,332	(8,439)	3,791
	(10,263)	(122,103)	(8,329)
Attributable to:
Credicorp's equity holders	330,140	(81,156)	571,955
Non-controlling interest	12,087	3,952	9,643
	342,227	(77,204)	581,598

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors:

	2025	2024	2023

Date of Meeting - Board of Directors	24.04.2025	25.04.2024	27.04.2023
Dividends distribution, net of treasury shares effect (in thousands of soles)	3,181,454	2,788,657	1,994,037
Payment of dividends per share (in soles)	40.00	35.00	25.00
Date of dividends payout	13.06.2025	14.06.2024	09.06.2023
Exchange rate published by the SBS	3.6327	3.7685	3.6901
Dividends payout (equivalent in thousands of US$)	875,782	739,991	540,375

As of December 31, 2025, no additional dividend payments were made.

At the Board of Directors’ meeting held on August 29, 2024, the distribution of an additional dividend was approved, net of the effect of treasury shares held in treasury stock, for approximately S/875.9 million, charged to reserves. Such dividend was paid on October 18, 2024.

In accordance with the legal regulations in force in Peru, there are no restrictions on the remittance of dividends abroad or on the repatriation of foreign investment. As of December 31, 2025, 2024, and 2023, dividends paid by Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

In accordance with the regulations issued by the SBS related to the “Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates”, the regulatory capital required at the Credicorp and its subsidiaries level is determined based on the specific requirements applicable to each subsidiary, including capital requirements for additional risks, and in accordance with the requirements established by the respective regulators in the countries in which they operate. As of December 31, 2025, and 2024, the required regulatory capital amounted to approximately S/32,346.5 million and S/29,123.5 million, respectively.

The consolidated regulatory capital of Credicorp and its subsidiaries, determined in accordance with the provisions of this regulation, amounted to S/43,813.2 million and S/40,009.5 million as of December 31, 2025 and 2024, respectively, exceeding the minimum regulatory capital required by the SBS by S/11,466.7 million and S/10,885.9 million, respectively.

17	TAX SITUATION

a)	As of January 1, 2025, the Corporate Income Tax Act 2023, enacted by the Government of Bermuda in connection with the Pillar Two rules, entered into force. This legislation introduces a corporate income tax at a rate of 15.0 percent applicable to entities that are part of multinational groups with consolidated revenues equal to or exceeding EUR 750 million. Credicorp Ltd. and its subsidiaries domiciled in Bermuda fall within the scope of this regulation. As of December 31, 2025, Management has assessed the impact of this tax and concluded that it is not material to the consolidated financial statements.

Credicorp's Peruvian subsidiaries are subject to the Peruvian tax regime.

The Peruvian corporate income tax rate as of December 31, 2025, 2024 and 2023 was 29.5 percent of taxable income after calculating workers' participation, which is determined using a rate of 5.0 percent.

The corporate income tax rate in Bolivia is 25.0 percent as of December 31, 2025, 2024 and 2023. Bolivian financial entities are subject to an additional rate to the extent that the ROE exceeds 6.0 percent; in that case, they must consider an additional rate of 25.0 percent, which would bring the rate to 50.0 percent.

In the case of Chile, the tax legislation changed in 2020, establishing two new regimes currently in force: the general regime and the Pro-Pyme regime, the latter applicable to smaller companies. Credicorp Capital Holding Chile, as well as all its subsidiaries, are taxed under the general regime, whose corporate income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2025, 2024 and 2023.

Individuals or legal entities not domiciled in Chile will be subject to an additional tax at rates between 4.0 percent and 35.0 percent, depending on the nature of the income.

In Colombia, the income tax rate has been set at 35.0 percent for the years 2023, 2024 and 2025.

For financial entities with a taxable base exceeding 120,000 taxable units (as of December 31, 2025, 2024 and 2023, equivalent to a total of S/5.3 million, S/5.1 million and S/4.4 million, respectively), the income tax rate is 40.0 percent.

Additionally, in the event of receiving occasional profits, listed and established by the National Government in the Tax Statute and which are not subject to income tax, for the year 2025 a differential rate of 15.0 percent must be applied on the net profit and the associated expenses, respectively.

Dividends and participations are subject to a 20.0 percent rate as withholding at source on income, which will be transferable and imputable to the resident individual or investor residing abroad.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2025		2024		2023
	In millions	%	In millions	%	In millions	%
Theoretical tax and income tax rate in Perú	(2,914.2)	(29.50)	(2,307.3)	(29.50)	(2,040.9)	(29.50)
Decrease (Increase) in the statutory tax rate due to:
(i) Decrease (Increase) due to the profit of subsidiaries not domiciled in Perú	(15.7)	(0.16)	(77.2)	(0.99)	52.8	0.77
(ii) Provision tax on dividends	(215.9)	(2.17)	(146.7)	(1.88)	(235.7)	(3.44)
(iii) Non-taxable income, net	280.8	2.82	329.9	4.22	335.3	4.59
Income tax and effective income tax rate	(2,865.0)	(29.01)	(2,201.3)	(28.15)	(1,888.5)	(27.58)

b)	Income tax expense for the years ended December 31, 2025, 2024 and 2023 comprises:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Current -
In Peru	2,661,742	1,966,524	1,669,370
In other countries	328,881	289,694	295,169
	2,990,623	2,256,218	1,964,539

Deferred -
In Peru	(66,431)	(23,182)	(28,734)
In other countries	(59,293)	(31,761)	(47,354)
	(125,724)	(54,943)	(76,088)
Total	2,864,899	2,201,275	1,888,451

c)	The following table presents a summary of the Group’s deferred income tax:

	Consolidated statement of financial position		Consolidated statement of income
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	951,617	949,040	1,947	(73,960)
Carry forward tax losses	245,210	198,248	46,962	130,243
Provision for profit sharing	128,198	94,344	19,892	23,436
Provision for sundry expenses and risks	114,559	60,148	45,514	45
Unrealized losses due to valuation of investments at fair value through other comprehensive income	54,359	21,143	–	–
Provision for pending vacations	50,382	37,107	10,573	4,687
Provision for stock awards	17,300	13,872	3,130	52
Depreciation of improvements for leased premises	13,911	15,219	(1,412)	(5,217)
Others	153,974	58,099	82,835	(112,193)

Deferred liability
Intangibles, net	(75,009)	(101,945)	27,347	74,326
Adjustment for difference in exchange of Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) and SBS	(69,997)	(76,059)	6,062	(31,043)
Buildings depreciation	(63,004)	(50,556)	(8,794)	13,283
Deferred acquisitions costs - DAC	(18,574)	(17,362)	(1,212)	(1,292)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(11,575)	853	–	–
Others	(99,715)	(31,285)	(45,163)	20,860
	1,391,636	1,170,866	187,681	43,227

Deferred income tax liability, net
Deferred asset
Provision for sundry expenses and risks	16,048	23,034	(17,423)	10,639
Deferred income due to commission	3,322	4,645	(1,323)	(629)
Provision for profit sharing	1,462	14,850	(14,920)	(3,047)
Carry forward tax losses	–	19,757	(19,757)	–
Unrealized losses due to valuation of investments at fair value through other comprehensive income	(2,281)	28,165	–	–
Others	(6,467)	(39,448)	46,966	(34,374)

	Consolidated statement of financial position		Consolidated statement of income
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Deferred liability
Revaluation of long–lived assets in a business combination	(262,667)	–	–	–
Intangibles, net	(56,211)	(16,953)	16,144	19,616
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(17,305)	(13,846)	–	–
Deferred acquisitions costs - DAC	(9,446)	(8,277)	(1,169)	(91)
Gain generated in the reorganization of Pacífico EPS	–	(39,515)	39,515	–
Others	(43,394)	(31,437)	(109,990)	19,602
	(376,939)	(59,025)	(61,957)	11,716

d)	Reconciliation of net deferred tax assets and liabilities:

	Deferred asset, net		Deferred liability, net
	2025	2024	2025	2024
	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	1,170,866	1,182,195	(59,025)	(107,517)

Income tax (expense)/income for the year recognized in profit or loss	187,681	43,227	(61,957)	11,716

Income tax (expense)/income for the year recognized in other comprehensive income (OCI)	18,065	(22,719)	2,180	32,246

Deferred income tax arising from EPS and subsidiaries, Note 2(a)	–	–	(2,375)	–

Deferred taxes acquired in a business combination, Note 2(a)	–	–	(262,667)	–
Foreign exchange effect and others	15,024	(31,837)	6,905	4,530
Balance as of December 31	1,391,636	1,170,866	(376,939)	(59,025)

The Group has recorded a deferred asset corresponding to accumulated tax losses, such losses relate to subsidiaries that have a history of tax loss carryforwards and will be offset against future taxable profits. This benefit cannot be offset against future taxable profits of other Group companies.

e)	The Tax Authority in Peru is the National Superintendency of Customs and Tax Administration (Superintendencia Nacional de Aduanas y de Administración Tributaria – SUNAT). The Peruvian Tax Authority is entitled to review and, if necessary, request amendments to the annual tax returns of the subsidiaries established in Peru within four years after the year of their filing. However, this statute of limitations may be suspended in accordance with the criteria set forth in Peruvian tax legislation. The annual tax returns of the subsidiaries that are still open to review by the Peruvian Tax Authority are as follows:

Banco de Crédito del Perú S.A. (*)	2021 - 2024
Mibanco, Banco de la Microempresa S.A. (**)	2023 - 2024
Pacífico Compañía de Seguros y Reaseguros (***)	2021 - 2024
Credicorp Capital Servicios Financieros	2022 - 2024
Credicorp Capital Perú (****)	2022 - 2024
Grupo Crédito	2021 - 2024

It is worth noting that the Tax Authority is currently auditing the Company’s income tax returns, with the following exceptions and updates:

(*)	In December 2025, the Tax Authority notified the commencement of the audit of the Corporate Income Tax for fiscal year 2021.

(**)	As of December 2, 2025, Mibanco was notified by the Tax Authority of the commencement of a tax audit related to Corporate Income Tax for fiscal year 2023. The audit procedure is currently ongoing.

(***)	As of December 31, 2025, the Tax Authority is reviewing the income tax return for the 2021 fiscal year.

(****)	The Tax Authority has reviewed the income tax return of Credicorp Capital Perú for the 2021 fiscal year.

The tax authorities of Bolivia and Colombia are empowered to review and, if applicable, issue new income tax assessments for Credicorp’s subsidiaries located in these countries. Local regulations also establish the timeframe within which such reviews may be conducted after the filing of the income tax returns.Additionally, in the case of Colombia, a six-year statute of limitations applies to taxpayers required to comply with Transfer Pricing regulations or to those that report tax losses. The annual income tax returns currently pending review by the foreign tax authorities are as follows:

Banco de Crédito de Bolivia	2017 - 2024
Credicorp Capital Colombia (*)	2020 - 2024
Mibanco Colombia	2020 - 2024
Credicorp Capital Fiduciaria (*)	2020 - 2024

(*)	The Tax Authority has reviewed the income tax return for the fiscal year 2022 of the following entities: Credicorp Capital Colombia and Credicorp Capital Fiduciaria.

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2025 and 2024.

f)	International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

(i)	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and

(ii)	Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

g)	From 2026, the tax authority will provide taxpayers with a rating of their tax profile, determined in accordance with the rules in force. This rating will not have a direct impact on the assessment of taxes

18	CONTINGENT RISKS AND COMMITMENTS

a)	This item consists of the following:

	2025	2024
	S/(000)	S/(000)
Contingent credits – indirect loans (b)
Guarantees and standby letters	18,815,322	19,557,938
Import and export letters of credit	2,451,835	2,581,383
Sub-total, Note 7(b)	21,267,157	22,139,321

Responsibilities under credit line agreements (c)	80,250,985	85,269,774
Total	101,518,142	107,409,095

Reference values of operations with derivative financial instruments are recorded in off-balance sheet accounts in the committed currency, as shown in Note 12(c).

b)	In the normal course of their business, the Group’s banking Subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

19	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	15,743,509	15,654,391	15,044,864
Interest on investments at fair value through other comprehensive income	2,058,897	2,136,099	1,984,408
Interest on due from banks	1,369,573	1,405,854	1,133,211
Interest on investments at amortized cost	441,899	469,224	456,543
Dividends received	87,275	49,469	46,080
Interest on investments at fair value through profit or loss	46,288	54,999	48,376
Other interest and similar income	182,728	99,220	85,013
Total	19,930,169	19,869,256	18,798,495

Interest and similar expense
Interest on deposits and obligations	(2,303,616)	(2,850,474)	(3,141,307)
Interest on due to banks and correspondents	(1,029,593)	(1,081,126)	(1,158,665)
Interest on bonds and notes issued	(710,390)	(799,223)	(634,299)
Financial expenses of insurance activities	(560,081)	(507,356)	(466,814)
Deposit insurance fund	(283,706)	(256,583)	(237,441)
Interest on lease liabilities	(37,169)	(22,828)	(25,574)
Other interest and similar expense	(289,135)	(236,535)	(196,423)
Total	(5,213,690)	(5,754,125)	(5,860,523)

20	COMMISSIONS AND FEES

This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Performance obligations at a point in time:
Maintenance of accounts and card services	1,627,260	1,808,445	1,524,298
Commissions for banking services	654,871	542,592	443,040
Commissions for transfers	229,567	90,721	291,692
Collection services	185,302	143,674	119,563
Operational commissions	80,212	45,955	41,082
Commissions for intermediation in virtual platforms	72,594	35,686	41,376
Commissions for loans	60,183	41,866	32,253
Commissions for consulting and technical studies	54,306	84,494	61,390
Commissions for brokerages, stockbrokers and stock markets	41,531	67,329	43,861
Others	117,725	93,929	158,988
	3,123,551	2,954,691	2,757,543

Performance obligations over time:
Commissions for funds and equity management	725,220	742,250	700,663
Commissions for contingent operations	298,989	298,570	300,720
Commissions for custody of securities	51,959	56,592	45,533
	1,076,168	1,097,412	1,046,916
Total	4,199,719	4,052,103	3,804,459

21	NET GAIN ON SECURITIES

This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Net gain on financial assets at fair value through profit or loss	261,572	212,907	370,049
Net gain (loss) on investments at fair value through other comprehensive income (*)	155,453	43,101	(61,255)
Net gain in associates	41,404	135,183	117,089
Impairment of investments at fair value through other comprehensive income, Note 6(b)	(53,918)	(27,947)	(4,321)
Others	(3,825)	(949)	3,582
Total	400,686	362,295	425,144

(*)	As of December 31, 2025, the amount includes the effect of the securities exchange transaction with the Ministry of Economy and Finance (MEF) amounting to S/99.0 million, see Note 6(d), and an approximately S/56.0 million net realized gain on other securities.

22	INSURANCE AND REINSURANCE RESULT

a)	This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Contracts measured under BBA* and VFA (b)	224,077	204,578	226,125
Contracts measured under PAA	4,424,623	3,574,816	3,629,283
Income from the Insurance Service	4,648,700	3,779,394	3,855,408
Expenses for incurred claims and other expenses net of change of past services	(2,768,730)	(2,062,848)	(2,232,672)
Losses in onerous contracts and reversal of losses	(10,686)	(15,801)	(17,181)
Others	(21,259)	(7,128)	(3,134)
Insurance service expenses	(2,800,675)	(2,085,777)	(2,252,987)
Insurance service result	1,848,025	1,693,617	1,602,421

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Income from reinsurance recoveries	173,238	179,617	448,491
Expenses for assigning the premiums paid to the reinsurer	(632,063)	(674,214)	(839,812)
Reinsurance result	(458,825)	(494,597)	(391,321)

b)	The result of contracts measured under BBA and VFA is detailed below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Amounts related to changes in liabilities for the remaining coverage:
CSM recognized for services provided	137,032	125,610	128,639
Change in risk adjustment for non-financial risk	10,619	9,907	12,357
Expenses for insurance services and expected claims occurred	55,167	61,933	81,995
Cash recovery for the purchase of insurance	21,259	7,128	3,134
Contracts measured under BBA and VFA	224,077	204,578	226,125

(*)	Building Block Approach (BBA)

c)	The impact of the new business for onerous and non-onerous contracts is detailed below:

	2025
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance acquisition cash flows	22,097	165,559	187,656
Claims and other directly attributable expenses	623,686	1,065,161	1,688,847
Estimates of the present value of future inflows	(620,171)	(1,379,272)	(1,999,443)
Risk adjustment for non-financial risk	8,950	8,042	16,992
CSM	–	140,510	140,510
Impact on provisions for contracts recognized in the period	34,562	–	34,562

	2024
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance acquisition cash flows	27,948	128,252	156,200
Claims and other directly attributable expenses	445,384	886,382	1,331,766
Estimates of the present value of future inflows	(446,274)	(1,143,887)	(1,590,161)
Risk adjustment for non-financial risk	4,078	5,550	9,628
CSM	–	123,703	123,703
Impact on provisions for contracts recognized in the period	31,136	–	31,136

	2023
	Onerous contracts	Non-onerous contracts	Total
	S/(000)	S/(000)	S/(000)
Estimates of the present value of future outflows:
Insurance acquisition cash flows	21,123	85,120	106,243
Claims and other directly attributable expenses	135,905	658,515	794,420
Estimates of the present value of future inflows	(138,467)	(856,323)	(994,790)
Risk adjustment for non-financial risk	1,913	6,225	8,138
CSM	–	106,463	106,463
Impact on provisions for contracts recognized in the period	20,474	–	20,474

d)	Below we present the estimate of the release of CSM over the years considering reversals of the loss component:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
One year	155,267	122,859	113,378
Two years	180,190	125,636	115,736
Three years	155,916	126,066	116,736
Four years	136,100	124,387	117,284
Five years	130,544	120,257	114,531
From 6 to 10 years	545,517	517,669	494,953
Older than 10 years	1,102,076	1,074,187	1,011,435
Total	2,405,610	2,211,061	2,084,053

e)	The composition of underlying assets related to contracts with direct participation features is detailed below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
IL Controlled	22,293	76,946	91,502
IL Controlled Soles	8,605	3,992	1,433
IL Balanced	184,094	193,410	186,879
IL Balanced II	98,059	93,044	79,671
IL Global Balanced	27,995	13,648	1,073
IL Capitalized	408,993	425,552	382,326
IL Capitalized II	150,542	122,413	87,527
IL Global Growth	101,286	18,636	804
IL Controlled II	14,617	–	–
IL Sustainable Capitalization	–	–	259

f)	The impact on the current period of the transition approaches adopted to establishing CSMs for insurance contracts portfolios is disclosed in the table below:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
CSM at the beginning of the period	794,935	887,586	992,526
Changes in estimates adjusting the CSM	(28,094)	(33,955)	(11,445)
Changes related to future service	(28,094)	(33,955)	(11,445)
CSM recognized in P&L for services rendered	(84,888)	(91,995)	(102,878)
Interest expense on insurance contracts issued (interest on CSM)	20,469	23,975	28,279
Changes related to the current service	(64,419)	(68,020)	(74,599)
Other changes	(56,872)	9,324	(18,896)
CSM at the end of the period	645,550	794,935	887,586

23	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Salaries	3,029,130	2,624,359	2,430,121
Vacations, medical assistance and others	529,185	446,715	433,441
Workers profit sharing	445,756	335,164	286,895
Bonuses	407,832	342,380	320,084
Additional participation	382,943	349,829	276,177
Social security	264,787	275,083	254,770
Severance compensation benefit	226,801	198,058	180,637
Share-based payment plans	149,037	104,848	83,328
Total	5,435,471	4,676,436	4,265,453

24	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)

Information technology and system expenses	1,385,862	1,251,424	1,080,001
Publicity and others	514,431	770,965	720,718
Consulting and professional fees	448,927	407,508	336,715
Taxes and contributions	354,353	382,711	264,326
Transport and communications	250,470	244,255	226,860
Repair and maintenance	170,417	154,533	157,127
Short term, low-value and variable lease expenses	143,855	124,781	108,357
Outsourcing	112,962	107,274	144,534
Commissions by agents	108,710	118,156	115,120
Subscriptions and quotes	78,402	74,002	61,945
Security and protection	69,679	65,970	64,432
Sundry supplies	69,582	91,769	118,510
Electricity and water	48,150	52,260	56,359
Insurance	44,046	55,150	56,324
Electronic processing	33,579	29,466	39,764
Cleaning	27,254	25,549	22,677
Others	230,105	228,002	229,434
Total	4,090,784	4,183,775	3,803,203

25	OTHER INCOME AND EXPENSES

This item consists of the following:

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Other income
Gain on remeasurement of previously held equity interest in Pacifico EPS, Note 2(a)	235,490	–	–
Reversal of provision	188,456	154,610	58,703
Rental income	61,449	53,077	46,836
Net income from the sale of property, furniture and equipment	37,636	68,037	1,654
Net result from sale of loan portfolio	1,778	21,295	83,515
Net income from the sale of investment property	1,057	21,771	–
Others	58,782	195,989	249,945
Total other income	584,648	514,779	440,653

	2025	2024	2023
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks	149,651	315,214	95,873
Losses due to operational risk	90,940	67,030	66,302
Derecognition of intangibles due to withdrawals and dismissed projects	79,335	131,142	96,978
Expenses on improvements in building for rent	39,882	26,060	17,445
Provision for other accounts receivable	26,046	12,261	11,975
Donations	22,687	23,518	23,354
Association in participation	7,356	28,269	53,097
Others	152,489	169,775	169,577
Total other expenses	568,386	773,269	534,601

26	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2025	2024	2023

Net income attributable to equity holders of Credicorp (in thousands of Soles)	6,925,377	5,501,254	4,865,540

Number of stock
Ordinary stock, Note 16(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,946,637)	(14,886,096)	(14,849,223)
Acquisition of treasury stock, net	(58,224)	(46,444)	(55,283)
Weighted average number of ordinary shares for basic earnings	79,377,456	79,449,777	79,477,811
Plus - dilution effect - stock awards	154,030	169,307	177,709
Weighted average number of ordinary shares adjusted for the effect of dilution	79,531,486	79,619,084	79,655,520

Basic earnings per share (in Soles)	87.25	69.24	61.22
Diluted earnings per share (in Soles)	87.08	69.09	61.08

27	OPERATING SEGMENTS

Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking -

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance, Medical Services and Pensions -

–	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros S.A.

–	Medical Services: includes the provision of medical and health services by Pacifico EPS and clinics.

–	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance -

Includes the management of loans, credits, deposits and checking accounts of the small and microenterprises, which are carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Management and Advisory -

Comprising brokerage service and investment management services offered to a broad and diverse client, which includes corporations, institutional investors, governments and foundations; also, comprising the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All these services are provided through Credicorp Capital Ltd. and subsidiaries and ASB Bank Corp.

Management of these business lines is designed to:

–	Promote the joint action of our businesses in order to take advantage of the synergies which result from the diversification of our portfolio.

–	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

–	Improve the ongoing search to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the net profits or losses and is measured consistently with the net profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the necessary and on a uniform basis, with coherent grouping according to the type of activity and customer.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10.0 percent or more of the total income of the Group as of December 31, 2025, 2024 and 2023.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2025, 2024 and 2023:

	Income (*)
2025	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right in use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	19,528	723	11,137	5,240	(1,927)	(621)	(2,158)	6,042	859	202,206	176,582
Banco de Crédito de Bolivia	683	22	215	186	(24)	(22)	(34)	86	26	10,062	10,034
	20,211	745	11,352	5,426	(1,951)	(643)	(2,192)	6,128	885	212,268	186,616

Insurance, Medical Services and Pension funds
Pacífico Seguros and subsidiaries	2,374	1,235	298	1,456	–	(41)	(150)	854	731	20,625	16,496
Prima AFP	407	4	1	403	–	(29)	(60)	147	15	682	231
	2,781	1,239	299	1,859	–	(70)	(210)	1,001	746	21,307	16,727

Microfinance
Mibanco	3,301	150	2,480	138	(749)	(93)	(158)	453	120	18,355	15,568
Mibanco Colombia	670	1	430	56	(93)	(20)	(31)	47	13	2,858	2,369
	3,971	151	2,910	194	(842)	(113)	(189)	500	133	21,213	17,937

Investment Management and Advisory	1,405	538	54	1,010	–	(42)	(54)	225	30	8,226	6,682

Other segments	455	216	101	304	(80)	(25)	(216)	(766)	54	6,446	2,410

Eliminations	(268)	–	–	(168)	–	–	(4)	(5)	–	(2,097)	(2,106)
Total consolidated	28,555	2,889	14,716	8,625	(2,873)	(893)	(2,865)	7,083	1,848	267,363	228,266

(*)	Corresponds to total interest and similar income, other income, the result of the insurance and reinsurance service and medical services results.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) result of the insurance and reinsurance service and medical services results.

	Income (*)
2024	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right in use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	19,176	647	10,815	4,831	(2,831)	(492)	(1,767)	5,003	722	194,921	171,451
Banco de Crédito de Bolivia	924	25	353	164	(84)	(30)	(73)	4	84	12,996	12,954
	20,100	672	11,168	4,995	(2,915)	(522)	(1,840)	5,007	806	207,917	184,405

Insurance and Pension funds
Pacífico Seguros and subsidiaries	1,769	541	299	935	–	(2)	(44)	770	122	17,777	14,355
Prima AFP	385	6	2	379	–	(27)	(55)	133	12	658	182
	2,154	547	301	1,314	–	(29)	(99)	903	134	18,435	14,537

Microfinance
Mibanco	3,195	146	2,243	125	(851)	(93)	(85)	308	85	16,979	14,279
Mibanco Colombia	574	1	326	60	(118)	(19)	(1)	(10)	10	2,323	1,900
	3,769	147	2,569	185	(969)	(112)	(86)	298	95	19,302	16,179

Investment Management and Advisory	1,317	527	36	945	(30)	(43)	(69)	196	36	8,466	6,907

Other segments	388	132	41	264	(29)	(7)	(83)	(779)	40	6,341	3,286

Eliminations	(256)	–	–	(100)	–	–	(24)	(2)	–	(4,372)	(4,202)
Total consolidated	27,472	2,025	14,115	7,603	(3,943)	(713)	(2,201)	5,623	1,111	256,089	221,112

(*)	Corresponds to total interest and similar income, other income, the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) result of the insurance and reinsurance service.

	Income (*)
2023	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization and right in use	Income tax	Net profit (loss)	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	17,802	686	9,818	4,315	(2,846)	(460)	(1,498)	4,379	894	178,053	155,908
Banco de Crédito de Bolivia	820	19	332	110	(50)	(28)	(62)	3	16	12,631	12,593
	18,622	705	10,150	4,425	(2,896)	(488)	(1,560)	4,382	910	190,684	168,501

Insurance and Pension funds
Pacífico Seguros y subsidiarias	1,730	528	285	952	–	(4)	(40)	819	79	16,586	13,435
Prima AFP	386	7	4	379	–	(25)	(57)	150	17	741	240
	2,116	535	289	1,331	–	(29)	(97)	969	96	17,327	13,675

Microfinance
Mibanco	3,236	187	2,165	155	(923)	(87)	(47)	202	129	16,931	13,902
Mibanco Colombia	489	1	255	45	(125)	(15)	26	(145)	44	2,164	1,892
	3,725	188	2,420	200	(1,048)	(102)	(21)	57	173	19,095	15,794

Investment Management and Advisory	1,210	518	82	809	–	(50)	(31)	161	16	10,104	8,394

Other segments	278	105	(3)	216	(13)	10	(179)	(609)	19	4,947	2,670

Eliminations	(286)	–	–	(114)	–	–	–	–	–	(3,317)	(3,301)
Total consolidated	25,665	2,051	12,938	6,867	(3,957)	(659)	(1,888)	4,960	1,214	238,840	205,733

(*)	Corresponds to total interest and similar income, other income, the result of the insurance and reinsurance service.
(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.
(***)	Corresponds to other income (include income and expenses for commissions) result of the insurance and reinsurance service.

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, as of December 31, 2025, 2024 and 2023:

	2025				2024				2023
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	29,685	13,936	6,686	207,828	24,573	13,358	4,459	196,497	22,588	11,922	4,648	180,268
Bermuda	125	17	38	277	(767)	(636)	5	1,917	150	(45)	–	2,086
Colombia	1,360	361	405	4,593	1,265	240	339	3,402	854	199	193	4,060
Bolivia	735	211	152	10,176	1,065	346	201	13,121	1,028	328	122	12,784
Panama	404	131	18	3,963	356	129	29	4,758	384	174	31	5,580
Chile	234	77	102	2,382	208	16	88	1,132	129	2	75	778
United States of America	42	–	7	20	38	–	9	17	29	–	14	19
Cayman Islands	532	574	30	76	734	662	–	268	503	358	–	154
Others (****)	(4,562)	(591)	(1)	(1,049)	–	–	–	–	–	–	–	4
Total consolidated	28,555	14,716	7,437	228,266	27,472	14,115	5,130	221,112	25,665	12,938	5,083	205,733

(*)	As of December 31, 2025, it includes the total of interest and similar income, other income, insurance and reinsurance results, and medical services results. As of December 31, 2024 and 2023, it includes the total of interest and similar income, other income, and insurance and reinsurance results.
(**)	Operating income includes the income from interest and similar expenses from banking.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets and goodwill and right-for-use assets, net.
(****)	Includes other countries such as Mexico, adjustments and eliminations.

28	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements as of December 31, 2025 and 2024 include transactions with related parties, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions and balances with related parties and individuals as of December 31, 2025 and 2024:

	2025	2024
	S/(000)	S/(000)

Statement of financial position -
Direct loans	1,855,712	2,472,179
Investments (i)	874,937	611,271
Deposits (ii)	(659,231)	(1,839,980)
Derivatives at fair value	354,610	280,624

(i)	As of December 31, 2025, the balance includes mainly S/206.3 million of corporate bonds of Alicorp S.A.A., S/151.7 million of corporate bonds issued by Pluz Energía Perú S.A.A., S/150.8 million of corporate bonds issued by Corporacion Primax and S/95.3 million of corporate bonds of Cementos Pacasmayo S.A.

As of December 31, 2024 the balance includes mainly S/155.7 million of corporate bonds of Alicorp S.A.A., S/93.9 million of corporate bonds issued by Cementos Pacasmayo S.A., and S/104.2 million of shares of Inversiones Centenario.

(ii)	Corresponds to deposits from legal entities and individuals.

	2025	2024
	S/(000)	S/(000)

Statement of income
Interest income related to loans	7,715	55,485
Interest expenses related to deposits	(5,122)	(37,308)
Other income	19,644	22,735

Contingent risks and commitments
Indirect loans	518,493	746,992

c)	As of December 31, 2025, direct loans to related companies are secured by collateral, had maturities between January 2026 and July 2032, accrue interest at an annual soles average interest rate of 10.08 percent and at an annual foreign currency average interest rate of 8.23 percent (As of December 31, 2024, maturities where between January 2025 and December 2030, and the annual soles average interest rate was 10.78 percent and the annual foreign currency average interest rate was 9.56). Also, as of December 31, 2025, the Group maintains S/87.4 million allowance for loan losses for related parties (As of December 31, 2024 maintains S/58.1 million).

d)	At December 31, 2025 and 2024, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2025 and 2024, direct loans to employees, directors, key management and family members amounted to S/1,463.2 million and S/1,389.6 million, respectively; they are repaid monthly.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2025 and 2024 was as follows:

	2025	2024
	S/(000)	S/(000)

Director’s compensation	11,221	8,628
Senior Management:
Remuneration	66,485	62,258
Expense for long-term incentive programs (Stock awards):	40,811	36,839
Total	118,517	107,725

Between February and March of each year, the Group grants its own shares to certain key executives under two long-term incentive programs: the “Value Generation Plan” and the “Retention Plan.” Under the Retention Plan, the shares granted vest over the next three years (33.3 percent of the total shares granted each year). Under the Value Generation Plan, the shares are delivered after three years, subject to the achievement of specific performance metrics.

The shares are presented on a gross basis and include the corresponding income taxes in accordance with the tax legislation applicable in each country.

f)	As of December 31, 2025 and 2024 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2025	2024
	S/(000)	S/(000)

At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars	623,810	451,522
Soles	597,816	397,614
Bolivianos	288,850	280,188
Colombian pesos	170,306	133,821
Chilean pesos	17,643	15,409
Total	1,698,425	1,278,554
Restricted mutual funds, Note 6(a)(iv)	336,159	307,225

29	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2025 and 2024:

	2025						2024
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income			Total
	Investments and derivates	Investments designated at inception	Investments and derivates	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and derivates	Investments designated at inception	Investments and derivates	Investments designated at inception	Financial assets and liabilities measured at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	−	−	−	−	49,044,457	49,044,457	−	−	−	−	47,655,196	47,655,196
Cash collateral, reverse repurchase agreements and securities borrowings	−	−	−	−	2,177,200	2,177,200	−	−	−	−	1,033,177	1,033,177
At fair value through profit or loss	4,957,236	−	−	−	−	4,957,236	4,715,343	−	−	−	−	4,715,343
Investments at fair value through other comprehensive income, Note 6(b)	−	−	38,943,728	90,321	−	39,034,049	−	−	39,995,374	147,264	−	40,142,638
Amortized cost investments	−	−	−		8,813,657	8,813,657	−	−	−	−	8,967,877	8,967,877
Loans, net	−	−	−	−	142,315,004	142,315,004	−	−	−	−	137,737,296	137,737,296
Financial assets designated at fair value through profit or loss	−	992,429	−	−	−	992,429	−	932,734	−	−	−	932,734
Due from customers on banker’s acceptances	−	−	−	−	345,906	345,906	−	−	−	−	528,184	528,184
Other assets, Note 12(a)	1,231,188	−	677	−	5,102,543	6,334,408	904,791	−	−	−	3,269,019	4,173,810
	6,188,424	992,429	38,944,405	90,321	207,798,767	254,014,346	5,620,134	932,734	39,995,374	147,264	199,190,749	245,886,255

Liabilities

Deposits and obligations	−	−	−	−	170,401,633	170,401,633	−	−	−	−	161,842,066	161,842,066
Payables from repurchase agreements and securities lending	−	−	−	−	8,243,787	8,243,787	−	−	−	−	9,060,710	9,060,710
Due to banks and correspondents	−	−	−	−	10,675,238	10,675,238	−	−	−	−	10,754,385	10,754,385
Due from customers on banker’s acceptances	−	−	−	−	345,906	345,906	−	−	−	−	528,184	528,184
Lease liabilities	−	−	−	−	612,259	612,259	−	−	−	−	404,817	404,817
Financial liabilities at fair value through profit or loss	1,055,893	−	−	−	−	1,055,893	151,485	−	−	−	−	151,485
Bonds and notes issued	−	−	−	−	14,025,535	14,025,535	−	−	−	−	17,268,443	17,268,443
Other liabilities, Note 12(a)	1,047,907	−	−	−	5,700,097	6,748,004	819,473	−	−	−	5,220,127	6,039,600
	2,103,800	−	−	−	210,004,455	212,108,255	970,958	−	−	−	205,078,732	206,049,690

30	FINANCIAL AND NON-FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for different periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short-term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has established a risk appetite framework, which is a cornerstone of its risk management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, cybersecurity risk, model risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors –

The Credicorp Board of Directors is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

It also oversees compliance with the approved risk appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito’s Board of Directors is responsible for the general approach to risk management of the Group’s subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group’s regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Likewise, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people whose criteria assist with the development of the session.

(iii)	Grupo Crédito Risk Committee -

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establish principles, policies, and general limits to the Group.

The Risk Committee is presided by no less than three Board members of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people whose criteria assist with the development of the session.

In addition to effectively managing all the risks, the Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed, except for the Model Risk functions, since Grupo Crédito Risk Committee assumes them directly:

Corporate credit Risk Committees (retail and non-retail) -

The Corporate Credit Risk Committees (Retail and Wholesale) are responsible for reviewing the level of tolerance of the credit risk appetite, exposure limits, and the actions to implement corrective measures in the event of deviations. In addition, they propose credit risk management rules and policies within the governance framework and organizational structure for the comprehensive management of credit risk. They also propose for approval to the Risk Committee any changes to the functions described above, as well as significant findings.

Corporate Committee for Market, Structural, Trading and Liquidity Risk -

The committee for Market, Structural, Trading and Liquidity Risks is in charge of analyzing and proposing corporate objectives, guidelines and policies for the Management of Market and Liquidity Risks of the Group and the Group’s companies. As well as monitoring the indicators and liquidity appetite and the implementation of corrective measures if deviations exist. Additionally, it is responsible for approving the integration into management of a corporate model implemented in the Group.

Corporate Operational Risk Methodology Committee -

The Corporate Operational Risk Methodology Committee has the primary responsibilities of sharing methodologies for Operational Risk and Business Continuity, as well as sharing best practices regarding the main challenges faced by the Group’s companies.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Grupo Crédito Board, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligning with the best practices. It also has the task of informing the Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the Individuals and Small Businesses portfolio and for developing credit policies that are aligned with the guidelines and risk levels established by the Board of Directors of Grupo Crédito.

Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management.

Likewise, there is an active and recurring participation of the BCP Retail Banking Risk Division in the Credit Risk and Collections Committee of Mibanco and in the BCB Retail Banking Risk Committee to ensure alignment of best practices in terms of policies and guidelines credit ratings, risk segmentation and credit risk models.

Corporate Non-Financial Risk Management -

Corporate Non-Financial Risk Management is responsible for defining a non-financial risk strategy aligned with the objectives and risk appetite established at the corporate level. This strategy aims to enhance the management process, generate synergies, optimize resources and achieve superior results among the units responsible for managing non-financial risks at the corporate level. Furthermore, to achieve the objectives outlined in the non-financial risk strategy, the Division is tasked with promoting a risk culture, developing talent, defining indicators, and generating and monitoring strategic projects and initiatives.

Credicorp’s Pricing Center of Excellence

The main objective of the Group’s Pricing Center of Excellence (CoE) is to efficiently scale the Pricing practice in the Group’s business lines, identifying opportunities and deploying initiatives that allow the development of the Pricing practice.

Risk Transformation Office

The Risk Transformation Office is responsible for turning risk management into a competitive advantage, enhancing the following capabilities: i) origination, ii) portfolio monitoring, iii) life cycle of credit models, iv) cybersecurity, and v) human talent.

(vi)	Internal Audit Division and Corporate Ethics and Compliance Division -

The Internal Audit Division is responsible for continuously monitoring the effectiveness and efficiency of the Group’s risk management, control and governance processes, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors, providing agile and timely assurance, advice and analysis based on risks and data. On the other hand, it evaluates sufficiency and integration level of Group’s database and information systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board and is responsible for providing corporate policies to ensure that Group companies adequately comply with regulations that specified them, and the guidelines established in Credicorp’s Code of Ethics.

(vii)	Audit Committee -

The Audit Committee, composed of three independent directors, oversees the Group’s financial reporting process and financial information system, with the purpose of ensuring that: (i) Management establishes and maintains an adequate system of internal control, particularly internal controls over financial reporting. (ii) Appropriate procedures are in place to enable the objective and periodic evaluation of the Group’s internal control system. (iii) The external auditors review the accounting and financial policies applied in the preparation of the Group’s consolidated financial statements. In addition, the Audit Committee facilitates effective communication among the external auditors, the Group’s senior management, BCP’s Internal Audit Division, responsible for conducting Credicorp’s internal audit activities and Credicorp’s Board of Directors.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports allow monitoring, at both aggregated and detailed levels, the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito’s Board of Directors annually approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on “core” and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis. These metrics are related to credit risk, market risk and cybersecurity risk.

Risk appetite is measured based on the following guidelines:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio

30.1 Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations related to on- or off-balance-sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans and due from customers on banker’s acceptances), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the consolidated statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to small and micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered assets are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding debt. In general, the Group doesn’t use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. The credit risk of the derivative portfolio is reduced if the instrument is cleared through a clearing house.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk as of December 31, 2025 and 2024, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 30.11(a), 30.11(b) and the contingent credits detailed in Note 18(a).

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring internal models of each company of the Group. In Credicorp, quantitative and qualitative analysis are made for each client, regarding their financial position, credit behavior in the financial system and the market in which they operate or are located. This analysis is carried out continuously to characterize the risk profile of each operation and client with a loan position in the Group.

Within the Group, loans are internally classified as past due based on three criteria: the number of days past due based on the contractually agreed due date, the subsidiary and the type of loan. The detail is shown below:

-	Banco de Crédito del Perú, Mibanco Perú and Solución Empresa Administradora Hipotecaria internally classify a loan as past due:

-	For corporate, large and medium companies, when it has more than 15 days in arrears.
-	For small and microbusiness when it has more than 30 days in arrears.
-	For overdrafts when it has more than 30 days in arrears.
-	For consumer, mortgage and leasing operations, installments are internally classified as past due when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

-	Mibanco Colombia internally classifies a loan as past due:

-	For commercial loans when it has more than 90 days in arrears.
-	For microbusiness loans when it has more than 60 days in arrears.
-	For consumer loans when it has more than 60 days in arrears.
-	For mortgage loans when it has more than 30 days in arrears.

-	ASB Bank Corp. internally classifies a loan as past due when it has 1 or more days in arrears.

-	Banco de Crédito de Bolivia internally classifies a loan as past due when it has 30 or more days in arrears.

Estimate of the expected credit loss -

The measurement of the expected credit loss is based on the product of the following risk parameters: (i) probability of default (PD), (ii) loss given default (LGD), and (iii) exposure at default (EAD); discounted at the reporting date, using the effective interest rate. The definition of the parameters is presented below:

-	Probability of default (PD): is a credit rating measure that is given internally to a client with the objective of estimating its probability of default within a specific time horizon.

The process of obtaining the PD is carried out considering three main components: (i) the risk observed at the portfolio level, (ii) the macroeconomic perspectives of the main countries where Credicorp operates and (iii) the individual risk of each loan, which it is measured through rating and scoring tools.

The Group considers that a financial instrument is in default if it meets the following conditions, according to the type of asset:

-	Consumer products, credit card and SME: if the client, at some certain point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage products: if the client, at some certain point, presents arrears equal to or greater than 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial banking products: if the client, at some certain point, is in the Collections portfolio, or has a risk classification of Deficient, Doubtful or Loss, or has operations that are refinanced, in pre-judicial, judicial proceedings or written off. Also, a client can be considered as default if it shows signs of significant qualitative impairment. It should be noted that, for commercial clients with the highest loan position that are classified in default, the Risk Management performs an individual review to determine the expected credit loss in each case, which considers the knowledge of the specific situation of the client, the coverage of real guarantees, and the financial information available of the company.

-	Investments: if the instrument has a default rating according to external rating agencies such as Fitch, Standard & Poors or Moody’s, or if it has an indicator of arrears equal to or greater than 90 days. In addition, an issuer can be considered as default if it shows signs of significant qualitative impairment or if it is in default according to the Commercial banking definition. When an issuer is classified as default, all its instruments are also classified as default, that is, in stage 3.

-	Loss given default (LGD): this is a measurement which estimates the severity of the loss that would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, according to the stage of the client:

-	LGD workout: is the real loss of clients who reached the default stage. To calculate this parameter, the recoveries and costs of each of the operations are included (includes open and closed recovery processes).

-	LGD ELBE (expected loss best estimate): this is the loss of the contracts in a default situation based on the time in default of the operation (the longer the time in default, the higher the level of loss of the operation).

-	Exposure at Default (EAD): this is a measurement which estimates the exposure at the time of the client’s default, considering changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused credit lines.

The estimate of the risk parameters considers information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtain the expected credit loss.

The fundamental difference between the expected credit loss of a loan classified in Stage 1 or Stage 2 lies in the time horizon of the probability of default (PD). Stage 1 estimates use a PD with a maximum horizon of 12 months, whereas Stage 2 estimates use a PD measured over the remaining lifetime of the instrument. Stage 3 estimates are performed based on an ELBE LGD.

For those portfolios that are not material and/or do not have specific credit scoring models, the option was to extrapolate the expected credit loss ratio of portfolios with comparable characteristics.

In line with the internal model governance framework, the main parameters used in the measurement of credit risk (including PD and LGD) were continuously monitored throughout 2025. The models are calibrated when performance monitoring reveals material deviations from their expected behavior, thereby ensuring an adequate and consistent estimation of credit risk.

Prospective information -

The measurement of the expected credit loss for each stage and the evaluation of significant increase in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and macroeconomic conditions.

For the estimate of the risk parameters (PD, LGD and EAD), used in the calculation of the expected credit loss in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested which provide a better prospective and systemic vision to the estimate, based on econometric techniques. Each macroeconomic scenario used in the estimate of the expected credit loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), terms of trade, inflation rate, among others, for a period of 3 years and a long-term projection.

Expected credit loss represents a weighted estimate that considers three forward-looking macroeconomic scenarios (base, optimistic and pessimistic). These scenarios, as well as the probability of occurrence of each one, are projections provided by the internal Economic Studies team and are approved by Senior Management; these projections are made for the main countries where Credicorp operates. The design of the scenarios is reviewed quarterly. All scenarios and their respective probabilities apply to portfolios subject to expected credit loss.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” at the reporting date compared to the origin date. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days in arrears.
-	Additionally, significant credit risk increase thresholds were established based on absolute and relative thresholds that depend on the risk level in which the instrument was originated. The thresholds differ for each of the portfolios considered.

Additionally, all those accounts classified as default at the reporting date, according to the definition used by the Group, are considered as stage 3.

Evaluations of significant increase in credit risk from initial recognition and credit impairment are carried out independently on each reporting date.

Wholesale Banking assets can be moved in both directions from one stage to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1 if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the asset is no longer considered to be impaired (according to our definition of default) for a certain number of subsequent reporting periods.

On the other hand, Retail Banking assets that migrated to stage 2 will return to stage 1 if their credit risk has not increased significantly since their initial recognition during a certain number of subsequent reporting periods (cure period). In the case of assets allocated in stage 3, these will not return to stage 2 except for refinanced loans, which will return to stage 2 if good payment behavior is demonstrated during a certain number of subsequent reporting periods.

Expected life -

For the instruments in stage 2 or 3, the allowance for loan losses will cover the expected credit loss during the expected time of the remaining lifetime of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected prepayments. In the case of revolving products, a statistical analysis was carried out to determine what would be the expected life period.

The following is a summary of the direct loans (without interest) classified into three important groups and their respective allowance for loan losses for each type of loan. It is important to note that impaired loans are loans in default that are in stage 3. Additionally, it should be noted that, in accordance with IFRS 7, the total balance of the loan is considered overdue when the debtor has failed to make a payment at its contractual maturity.

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but not impaired loans, which comprise all of the direct loans of customers who are not in default but have failed to make a payment at its contractual maturity, according to IFRS 7.
(iii)	Impaired loans, those direct loans considered to be in stage 3 or default, as detailed in Note 30.1(c).

	2025				2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	66,660,719	4,215,063	−	70,875,782	67,303,201	3,509,158	−	70,812,359
Past due but not impaired	414,188	335,073	−	749,261	612,574	468,459	−	1,081,033
Impaired	−	−	4,519,803	4,519,803	−	−	5,028,223	5,028,223
Gross	67,074,907	4,550,136	4,519,803	76,144,846	67,915,775	3,977,617	5,028,223	76,921,615
Less: Allowance for loan losses	436,438	277,425	2,045,256	2,759,119	493,130	291,963	2,159,115	2,944,208
Total, net	66,638,469	4,272,711	2,474,547	73,385,727	67,422,645	3,685,654	2,869,108	73,977,407

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	21,569,665	1,844,208	−	23,413,873	18,451,482	3,819,271	−	22,270,753
Past due but not impaired	569,988	586,274	−	1,156,262	505,016	672,405	−	1,177,421
Impaired	−	−	1,617,451	1,617,451	−	−	1,643,883	1,643,883
Gross	22,139,653	2,430,482	1,617,451	26,187,586	18,956,498	4,491,676	1,643,883	25,092,057
Less: Allowance for loan losses	49,855	116,289	800,442	966,586	66,260	168,188	819,671	1,054,119
Total, net	22,089,798	2,314,193	817,009	25,221,000	18,890,238	4,323,488	824,212	24,037,938

Small and Micro business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	18,382,809	3,627,093	−	22,009,902	16,589,516	3,670,678	−	20,260,194
Past due but not impaired	194,879	467,420	−	662,299	257,476	573,634	−	831,110
Impaired	−	−	1,357,696	1,357,696	−	−	1,686,829	1,686,829
Gross	18,577,688	4,094,513	1,357,696	24,029,897	16,846,992	4,244,312	1,686,829	22,778,133
Less: Allowance for loan losses	472,604	412,193	949,739	1,834,536	384,145	396,678	1,167,311	1,948,134
Total, net	18,105,084	3,682,320	407,957	22,195,361	16,462,847	3,847,634	519,518	20,829,999

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	17,253,968	3,122,322	−	20,376,290	14,188,847	3,335,516	−	17,524,363
Past due but not impaired	158,736	344,579	−	503,315	160,755	383,227	−	543,982
Impaired	−	−	1,387,164	1,387,164	−	−	1,459,095	1,459,095
Gross	17,412,704	3,466,901	1,387,164	22,266,769	14,349,602	3,718,743	1,459,095	19,527,440
Less: Allowance for loan losses	459,980	499,439	1,150,290	2,109,709	331,011	514,255	1,203,250	2,048,516
Total, net	16,952,724	2,967,462	236,874	20,157,060	14,018,591	3,204,488	255,845	17,478,924

Consolidated of loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct credits, Note 7(a)	125,204,952	14,542,032	8,882,114	148,629,098	118,068,867	16,432,348	9,818,030	144,319,245
Total allowance for loan losses, Note 7(a)	1,418,877	1,305,346	4,945,727	7,669,950	1,274,546	1,371,084	5,349,347	7,994,977
Total net direct loans	123,786,075	13,236,686	3,936,387	140,959,148	116,794,321	15,061,264	4,468,683	136,324,268

At Credicorp, we separate renegotiated loans into two groups, focusing on operations that have suffered a significant increase in credit risk since their disbursement, which has generated modifications to the original loan agreement. Both groups are defined below:

-	Refinanced loans: are those loans that have undergone modifications in the initial loan agreement (term and interest rate), according to the accounting definition.
-	Renegotiated loans: are those loans for which, due to the pandemic during 2020 and 2021 and/or the Peruvian context of intense rain and social unrest during 2023, the SBS and other local regulators of the countries where Credicorp operates have established that certain benefits be granted, and that Credicorp has also voluntarily granted to its clients (grace periods, debt consolidation, etc.), which were not in the initial credit agreements.

Below is the amount of gross portfolio balance and allowance for loan losses for Credicorp’s renegotiated loans. The presentation is made for each of the two groups defined above and by opening the balances by stage. It should be noted that for the construction of the tables, the information of the three subsidiaries that concentrate more than 95.0 percent of the balance of renegotiated loans (BCP, Mibanco and BCB) has been considered.

As of December 31, 2025, and 2024, renegotiated loans, refinanced loans and their expected loss are composed as follows:

	2025		2024
	Refinanced loans	Allowance for loan losses	Refinanced loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	108,144	7,708	89,847	5,961
Stage 2	82,595	10,046	60,494	9,968
Stage 3	1,737,423	865,367	2,059,690	971,741
Total	1,928,162	883,121	2,210,031	987,670

	2025		2024
	Renegotiated loans	Allowance for loan losses	Renegotiated loans	Allowance for loan losses
	S/(000)	S/(000)	S/(000)	S/(000)

Stage 1	1,869,447	8,836	3,090,297	23,513
Stage 2	284,866	25,041	579,176	55,208
Stage 3	531,370	308,266	711,770	417,017
Total	2,685,683	342,143	4,381,243	495,738

The detail of the gross amount of impaired direct loans by type of loan, together with the fair value of the related collateral and the amounts of its allowance for loan losses, are as follows:

	2025					2024
	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	4,519,803	1,617,451	1,357,696	1,387,164	8,882,114	5,028,223	1,643,883	1,686,829	1,459,095	9,818,030
Fair value of collateral	3,602,914	1,377,151	249,294	450,104	5,679,463	3,979,625	1,401,503	388,752	439,736	6,209,616
Allowance for loan losses	2,045,256	800,442	949,739	1,150,290	4,945,727	2,159,115	819,671	1,167,311	1,203,250	5,349,347

In addition, the breakdown of direct loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans, which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more but that are not past due according to our internal guidelines, which comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past due, however, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.
(iv)	Past due loans under internal criteria.

The total of the following reflects all overdue loans according to IFRS 7: (i) loans with payment delays of one day or more but that are not considered overdue under internal criteria and (ii) overdue loans under internal criteria.

	2025						2024
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	136,675,847	−	−	−	136,675,847	−	130,867,669	−	−	−	130,867,669	−
Past due but not impaired	−	−	2,774,121	297,016	3,071,137	3,071,137	−	−	3,189,089	444,457	3,633,546	3,633,546
Impaired debt	−	3,531,294	826,710	4,524,110	8,882,114	5,350,820	−	3,802,650	1,029,703	4,985,677	9,818,030	6,015,380
Total	136,675,847	3,531,294	3,600,831	4,821,126	148,629,098	8,421,957	130,867,669	3,802,650	4,218,792	5,430,134	144,319,245	9,648,926

The classification of direct loans by type of loan and type of maturity is shown below:

	2025					2024
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	70,875,782	2,061,610	922,937	2,284,517	76,144,846	70,812,359	2,256,618	1,220,408	2,632,230	76,921,615
Residential mortgage loans	23,413,873	583,148	1,411,644	778,921	26,187,586	22,270,753	573,359	1,456,906	791,039	25,092,057
Microbusiness loans	22,009,902	302,528	618,804	1,098,663	24,029,897	20,260,194	328,229	779,402	1,410,308	22,778,133
Consumer loans	20,376,290	584,008	647,446	659,025	22,266,769	17,524,363	644,444	762,076	596,557	19,527,440
Total	136,675,847	3,531,294	3,600,831	4,821,126	148,629,098	130,867,669	3,802,650	4,218,792	5,430,134	144,319,245

Macroeconomic scenario -

The expected credit loss is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic, which are calculated with macroeconomic projections provided by the Economic Studies team and approved by Senior Management. The local and international information flows available during the analysis period are used to feed the projections, which reflect the fact that Peru is a small and open economy. In this context, approximately 60.0 percent of the volatility in economic growth is driven by external factors including terms of trade, the growth of Peru’s trading partners and external interest rates. Information is collected on each of these factors to build each scenario for the next three years.

The variables mentioned above, along with local variables (fiscal and monetary variables), are incorporated into the economic models.

The first is a stochastic dynamic general equilibrium model, which is built with expectations. The second is constructed with the main identities of the national accounts in accordance with the financial programming methodology designed by the IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, projections of GDP growth, inflation, exchange rate and other macroeconomic variables are obtained for the years 2025, 2026 and 2027. We expect GDP to grow around 3.3 percent in 2026, which is mainly explained by the following factors:

-	Highly favorable external conditions driven by record-high terms of trade and lower global interest rates.
-	Positive momentum associated with the maturing economic cycle.
-	Low inflation supporting real wage recovery.
-	An acceleration in credit origination aligned with higher aggregate demand and improved financial health of economic agents.
-	Economic expectations remaining in optimistic territory and continuing to improve.

In addition, a usual degree of uncertainty arising from the political environment inherent to the electoral cycle is recognized.

Probabilities of 50.0 percent, 25.0 percent, and 25.0 percent were considered for the base, optimistic, and pessimistic scenarios, respectively. The probabilities assigned to each scenario and the projections are validated through a fan chart analysis, which uses the likelihood function to identify and analyze:

-	The central tendency of the projections.
-	The dispersion expected around this value.
-	Values above or below the central value that are more or less likely.

The following table presents a comparison between the carrying amount of the allowance for credit losses of the direct loan portfolio, indirect loans, and bankers’ acceptances granted to customers, and its estimate under the three scenarios: base, optimistic, and pessimistic.

	2025	2024
	S/(000)	S/(000)

Carrying amount	8,041,526	8,378,895

Scenarios:
Optimistic	7,960,895	8,283,450
Base	8,031,548	8,369,849
Pessimistic	8,142,114	8,492,433

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by governments.

e)	Credit risk management on investments -

The Group assesses the identified credit risk of each investment by disclosing the risk rating assigned by recognized local and international credit rating agencies. The credit rating assignment processes carried out in Peru differ from the credit rating assignment processes applied at the international level.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above-mentioned institutions for consolidation purposes.

The following table shows the risk analysis of the investments provided by the institutions referred to above:

	2025		2024
	S/(000)%		S/(000)%
Instruments issued in Peru:
BBB- to BBB+	25,036,590	47.5	23,952,251	44.5
BB- to BB+	865,912	1.6	910,170	1.7
Lower and equal to +B	−	−	33,402	0.1
Unrated:
BCRP certificates of deposit	10,884,030	20.6	11,435,757	21.2
Listed and unlisted securities	139,019	0.3	158,620	0.3
Restricted mutual funds	336,159	0.6	307,225	0.6
Investment funds	934,923	1.8	835,689	1.6
Mutual funds	43,143	0.1	66,156	0.1
Other instruments	221,336	0.4	276,372	0.5
Subtotal	38,461,112	72.9	37,975,642	70.6

	2025		2024
	S/(000)%		S/(000)%
Instruments issued abroad:
AAA	348,800	0.7	442,467	0.8
AA- to AA+	1,396,825	2.5	2,562,695	4.7
A- to A+	2,888,578	5.5	2,720,507	5.1
BBB- to BBB+	4,220,090	8.0	4,904,951	9.1
BB- to BB+	3,070,701	5.8	2,608,610	4.8
Lower and equal to +B	81,332	0.2	60,822	0.1
Unrated:
Listed and unlisted securities	21,356	−	42,033	0.1
Mutual funds	661,793	1.3	556,001	1.0
Participations of RAL funds	125,393	0.2	432,503	0.8
Investment funds	563,245	1.1	566,267	1.1
Other instruments	965,717	1.8	953,360	1.8
Subtotal	14,343,830	27.1	15,850,216	29.4
Total	52,804,942	100.0	53,825,858	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2025 and 2024, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2025					2024
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments and hedging (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments and hedging (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	34	−	38,956,544	10,884,030	49,840,608	44,599	−	36,640,462	11,435,757	48,120,818
Financial services	2,792,539	766,516	17,182,430	3,929,527	24,671,012	2,181,025	633,527	18,345,088	4,196,687	25,356,327
Commerce	61,109	1,029	29,358,035	1,308,456	30,728,629	4,441	1,130	26,546,422	1,263,109	27,815,102
Government and public administration	2,122,871	221,174	8,416,242	13,758,649	24,518,936	2,153,564	42,978	8,451,218	13,471,446	24,119,206
Mortgage loans	−	−	25,336,172	−	25,336,172	−	−	24,165,038	−	24,165,038
Manufacturing	41,417	1,041	20,102,547	1,891,011	22,036,016	157,215	81	21,260,811	1,918,004	23,336,111
Consumer loans	−	−	19,877,075	−	19,877,075	−	−	18,494,305	−	18,494,305
Communications, storage and transportation	2,878	−	10,407,568	823,140	11,233,586	25,331	254,562	9,928,424	991,194	11,199,511
Electricity, gas and water	54,641	1,025	5,760,870	2,006,255	7,822,791	109,673	87	5,917,891	2,245,021	8,272,672
Real estate and leasing	299,455	−	3,539,887	56,927	3,896,269	163,867	−	4,872,017	2,408	5,038,292
Mining	5,560	−	4,812,472	378,801	5,196,833	5,563	−	3,670,102	226,845	3,902,510
Agriculture	36	−	4,619,970	4,251	4,624,257	3,995	−	4,610,164	8,034	4,622,193
Construction	9,091	−	2,513,582	360,966	2,883,639	3,901	−	2,924,805	390,071	3,318,777
Hotels and restaurants	−	−	2,314,739	−	2,314,739	−	−	2,570,704	−	2,570,704
Education, health and others	229,839	1,542	1,435,961	655,588	2,322,930	390,150	10	1,736,113	844,135	2,970,408
Fishing	134	−	827,182	−	827,316	4	−	669,274	−	669,278
Insurance	−	−	124,299	−	124,299	3,252	−	133,086	−	136,338
Community services and others	568,820	102	12,213,192	2,977,125	15,759,239	373,554	359	8,254,825	3,149,927	11,778,665
Total	6,188,424	992,429	207,798,767	39,034,726	254,014,346	5,620,134	932,734	199,190,749	40,142,638	245,886,255

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	OCI: Other comprehensive income.

As of December 31, 2025 and 2024 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2025					2024
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments and hedging (**)	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments and hedging (**)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

America:
Peru	2,144,033	7,499	183,414,012	28,117,088	213,682,632	1,893,544	3,593	175,089,699	27,879,813	204,866,649
United States of America	707,411	616,657	3,242,867	5,975,716	10,542,651	757,151	845,577	3,228,496	7,360,645	12,191,869
Colombia	1,501,100	−	4,597,771	855,529	6,954,400	1,218,708	−	3,560,497	793,612	5,572,817
Bolivia	437,460	−	9,358,834	666,129	10,462,423	835,594	−	11,850,504	801,894	13,487,992
Chile	483,541	−	2,821,134	596,693	3,901,368	300,827	−	2,224,616	626,907	3,152,350
Brazil	8,847	−	1,460,091	299,662	1,768,600	9,037	−	1,632,544	268,174	1,909,755
Panama	5,435	−	338,265	307,071	650,771	43,748	−	359,932	229,945	633,625
Mexico	7,383	−	90,081	444,547	542,011	55,729	−	183,334	467,970	707,033
Canada	61,944	−	14,582	179,503	256,029	5,608	−	108,618	149,235	263,461
Europe:
United Kingdom	434,045	−	58,512	246,791	739,348	191,072	−	10,498	249,702	451,272
Spain	97,652	−	786,809	277,573	1,162,034	13,561	−	6,755	228,626	248,942
France	75,950	−	28,279	125,625	229,854	113,112	−	17,305	120,194	250,611
Switzerland	10	−	163	23,772	23,945	−	−	1,616	47,974	49,590
Luxembourg	79,281	−	336,275	5,316	420,872	77,777	−	7,474	2,961	88,212
Netherlands	−	−	2,436	13,501	15,937	−	−	728	35,014	35,742
Others in Europe	117,991	−	53,363	80,250	251,604	79,762	−	190,632	75,014	345,408
Others	26,341	368,273	1,195,293	819,960	2,409,867	24,904	83,564	717,501	804,958	1,630,927
Total	6,188,424	992,429	207,798,767	39,034,726	254,014,346	5,620,134	932,734	199,190,749	40,142,638	245,886,255

(*)	It includes non-trading investments that did not pass SPPI test.
(**)	OCI: Other comprehensive income.

g)	Offsetting financial assets and liabilities -

The Group has financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting agreement or similar agreement covering similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position.

Similar arrangements include derivative netting agreements, master repurchase agreements and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities financing transactions, and payables from repurchase agreements and securities lending transactions. Financial instruments such as loans and deposits are not disclosed in the following tables, as they are not offset in the consolidated statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives,
-	Accounts receivable from reverse repurchase agreements and securities borrowing;
-	Payables from repurchase agreements and securities lending

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction must be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2025
	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,231,865	1,231,865	(499,494)	(438,073)	294,298
Cash collateral, reverse repurchase agreements and securities borrowing	2,177,200	2,177,200	(350,854)	(12,635)	1,813,711
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	6,314,420	6,314,420	(5,302,304)	−	1,012,116
Total	9,723,485	9,723,485	(6,152,652)	(450,708)	3,120,125

	2024
	Gross amounts recognized financial assets	Net of financial assets presented in the consolidated statements of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral received
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	904,791	904,791	(310,932)	(37,615)	556,244
Cash collateral, reverse repurchase agreements and securities borrowing	1,033,177	1,033,177	−	(19,151)	1,014,026
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	6,997,811	6,997,811	(6,159,186)	−	838,625
Total	8,935,779	8,935,779	(6,470,118)	(56,766)	2,408,895

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2025
	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,047,907	1,047,907	(499,494)	(275,272)	273,141
Payables on repurchase agreements and securities lending	8,243,787	8,243,787	(5,302,304)	(6,293)	2,935,190
Total	9,291,694	9,291,694	(5,801,798)	(281,565)	3,208,331

	2024
	Gross amounts of recognized financial liabilities	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount
Details			Financial instruments	Cash collateral pledged
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	819,473	819,473	(310,932)	(1,115,338)	(606,797)
Payables on repurchase agreements and securities lending	9,060,710	9,060,710	(6,692,254)	(362,723)	2,005,733
Total	9,880,183	9,880,183	(7,003,186)	(1,478,061)	1,398,936

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the consolidated statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.
-	Accounts receivable from resale agreements and securities financing and accounts payable from repurchase agreements and securities lending are measured at amortized cost.

The difference between the balance recognized in the consolidated statement of financial position and the amounts presented in the preceding tables for derivatives (presented under Other assets, Note 12(c), receivables from resale agreements and securities financing, and payables from repurchase agreements and securities lending at fair value through profit or loss, relates to financial instruments that are outside the scope of offsetting disclosures.

30.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, “commodities”, and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies, and derivatives, arising from market-making transactions where the Group acts as principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99.0 percent). There is therefore a specified statistical probability (1.0 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10 days time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The evaluation of the movements of the trading portfolio has been based on annual historical information and 72 market risk factors, which are detailed following: 21 market curves, 31 stock prices, 17 mutual fund values and 2 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfolio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days. VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Corporate Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see Note 30.2(b)(ii).

The VaR of the Group remained stable as of December 31, 2025. During the period, the VaR remained within the limits of the appetite for risk established by the Risk Management of each subsidiary.

As of December 31, 2025 and 2024, the Group’s VaR by risk type is as follows:

	2025	2024
	S/(000)	S/(000)

Interest rate risk	27,569	29,138
Price risk	1,631	933
Volatility risk	286	462
Diversification effect	(611)	(1,685)
Consolidated VaR by type of risk	28,875	28,848

On the other hand, those instruments that are accounted for at fair value through profit or loss and that are not intended for trading are included in the rate and price sensitivity analysis in the following section. See table of earnings sensitivity at risk, net economic value and price sensitivity.

b)	Banking Book -

The non-trading portfolios or, belonging to the banking book (“banking book”), are exposed to different risks, since they are sensitive to movements in market rates, which may result in a negative impact on the value of the assets. with respect to its liabilities, and therefore, in its net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in Banco de Crédito del Perú, Banco de Crédito de Bolivia, Mibanco - Banco de la Microempresa, Mibanco - Banco de la Microempresa de Colombia, ASB Bank Corp and Pacífico Seguros, is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks, which are generated through different scenario simulations and consider periods of high volatility.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2025
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase
agreements and securities borrowing	37,746,584	759,032	1,095,107	2,167,637	2,882,800	6,570,497	51,221,657
Investments (*)	2,206,670	4,454,362	7,626,855	8,288,755	25,180,743	90,321	47,847,706
Loans, net	21,146,870	18,801,001	44,294,644	45,817,210	13,917,135	(1,661,856)	142,315,004
Financial assets designated at fair value
through profit or loss	–	–	–	–	–	992,429	992,429
Reinsurance and insurance contract assets	708,560	–	–	–	–	–	708,560
Other assets (**)	544,074	133,545	1,332	–	72,840	4,708,147	5,459,938
Total assets	62,352,758	24,147,940	53,017,938	56,273,602	42,053,518	10,699,538	248,545,294

Liabilities
Deposits and obligations	26,910,364	22,259,382	28,940,310	52,514,477	39,448,884	328,216	170,401,633

Payables from repurchase agreements and securities lending and due to banks and correspondents	6,438,412	5,628,624	1,145,888	2,654,255	2,894,222	157,624	18,919,025
Insurance and reinsurance contract liability	136,545	210,611	599,093	2,460,841	7,610,781	3,246,284	14,264,155

Financial liabilities at fair value through profit or loss	–	–	–	–	–	1,055,893	1,055,893
Bonds and notes issued	226,853	423,133	2,866,745	7,532,602	2,707,559	268,643	14,025,535
Other liabilities (**)	1,219,594	25,236	10,043	12	129,525	4,678,502	6,062,912
Equity	–	–	–	–	–	39,096,109	39,096,109
Total liabilities and equity	34,931,768	28,546,986	33,562,079	65,162,187	52,790,971	48,831,271	263,825,262

Off-balance-sheet accounts
Derivative financial assets	–	353,115	823,935	–	–	–	1,177,050
Derivative financial liabilities	504,450	–	184,965	502,585	–	–	1,192,000
	(504,450)	353,115	638,970	(502,585)	–	–	(14,950)
Marginal gap	26,916,540	(4,045,931)	20,094,829	(9,391,170)	(10,737,453)	(38,131,733)	(15,294,918)
Accumulated gap	26,916,540	22,870,609	42,965,438	33,574,268	22,836,815	(15,294,918)	–

(*)	Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

(**)	Other assets and Other liabilities include only financial instruments, excluding accounts receivable and accounts payable, respectively, arising from trading derivatives.

	2024
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase
agreements and securities borrowing	35,573,543	1,085,329	1,609,783	2,012,826	2,342,288	6,064,604	48,688,373
Investments (*)	1,548,776	3,604,634	10,192,970	12,690,421	20,926,450	147,264	49,110,515
Loans, net	19,023,450	17,337,262	40,333,482	46,077,476	16,239,454	(1,273,828)	137,737,296
Financial assets designated at fair value
through profit or loss	–	–	–	–	–	932,734	932,734
Reinsurance and insurance contract assets	841,170	–	–	–	–	–	841,170
Other assets (**)	110,454	–	–	–	74,073	3,675,254	3,859,781
Total assets	57,097,393	22,027,225	52,136,235	60,780,723	39,582,265	9,546,028	241,169,869

Liabilities
Deposits and obligations	30,965,685	20,248,915	35,585,502	47,713,442	26,875,898	452,624	161,842,066

Payables from repurchase agreements and securities lending and due to banks and correspondents	3,371,128	6,893,979	4,410,854	1,749,262	3,074,502	315,370	19,815,095
Insurance and reinsurance contract liability	121,965	189,997	582,662	2,149,411	7,271,617	3,106,633	13,422,285
Financial liabilities at fair value through
profit or loss	–	–	–	–	–	151,485	151,485
Bonds and notes issued	2,913,005	2,108,291	3,977,975	5,284,838	2,787,909	196,425	17,268,443
Other liabilities (**)	442,572	–	–	4	101,587	5,220,609	5,764,772
Equity	–	–	–	–	–	34,977,234	34,977,234
Total liabilities and equity	37,814,355	29,441,182	44,556,993	56,896,957	40,111,513	44,420,380	253,241,380

Off-balance-sheet accounts
Derivative financial assets	865,949	508,140	592,591	564,599	–	–	2,531,279
Derivative financial liabilities	1,382,049	112,920	354,289	658,699	–	–	2,507,957
	(516,100)	395,220	238,302	(94,100)	–	–	23,322
Marginal gap	18,766,938	(7,018,737)	7,817,544	3,789,666	(529,248)	(34,874,352)	(12,048,189)
Accumulated gap	18,766,938	11,748,201	19,565,745	23,355,411	22,826,163	(12,048,189)	–

(*)	Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

(**)	Other assets and Other liabilities include only financial instruments, excluding accounts receivable and accounts payable, respectively, arising from trading derivatives.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensitivity of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2025, and 2024, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2025 and 2024 are presented below:

2025
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of net economic value
			S/(000)		S/(000)

Soles	+/-	50	+/-	51,429	-/+	297,149
Soles	+/-	75	+/-	77,143	-/+	445,724
Soles	+/-	100	+/-	102,857	-/+	594,298
Soles	+/-	150	+/-	154,286	-/+	891,447
U.S. Dollar	+/-	50	+/-	173,047	+/-	338,248
U.S. Dollar	+/-	75	+/-	259,571	+/-	507,372
U.S. Dollar	+/-	100	+/-	346,095	+/-	676,496
U.S. Dollar	+/-	150	+/-	519,142	+/-	1,014,745

2024
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of net economic value
			S/(000)		S/(000)

Soles	+/-	50	+/-	30,754	-/+	425,783
Soles	+/-	75	+/-	46,132	-/+	638,675
Soles	+/-	100	+/-	61,509	-/+	851,567
Soles	+/-	150	+/-	92,263	-/+	1,277,350
U.S. Dollar	+/-	50	+/-	134,532	+/-	191,211
U.S. Dollar	+/-	75	+/-	201,798	+/-	286,816
U.S. Dollar	+/-	100	+/-	269,064	+/-	382,421
U.S. Dollar	+/-	150	+/-	403,595	+/-	573,632

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2025 and 2024, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10.0, 25.0 and 30.0 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2025 and 2024 are presented below:

Equity securities

Measured at fair value through other comprehensive income	Change in market prices	2025	2024
	%	S/(000)	S/(000)
Equity securities	+/-10	9,032	14,726
Equity securities	+/-25	22,581	36,816
Equity securities	+/-30	27,097	44,179

Funds
Measured at fair value through profit or loss	Change in market prices	2025	2024
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	70,494	62,216
Participation in mutual funds	+/-25	176,234	155,539
Participation in mutual funds	+/-30	211,481	186,647
Restricted mutual funds	+/-10	33,616	31,820
Restricted mutual funds	+/-25	84,040	79,549
Restricted mutual funds	+/-30	100,848	95,459
Participation in RAL funds	+/-10	12,539	43,250
Participation in RAL funds	+/-25	31,348	108,126
Participation in RAL funds	+/-30	37,618	129,751
Investment funds	+/-10	149,817	140,196
Investment funds	+/-25	374,542	350,489
Investment funds	+/-30	449,451	420,587
Exchange Trade Funds	+/-10	3,410	3,931
Exchange Trade Funds	+/-25	8,524	9,827
Exchange Trade Funds	+/-30	10,229	11,793

(ii)	Foreign currency exchange risk –

The Group is exposed to fluctuations in foreign currency exchange rates, which impact net open monetary positions and equity positions in a different currency than the group's functional currency.

The group's monetary position is made up of the net open position of monetary assets, monetary liabilities and off-balance sheet items expressed in foreign currency for which the entity itself assumes the risk; as well as the equity position generated by the investment in the group's subsidiaries whose functional currency is different from soles. In the first case, any appreciation/depreciation of the foreign currency would affect the consolidated income statement, on the contrary, in the case of the equity position, any appreciation/depreciation of the foreign currency will be recognized in the consolidated statement of comprehensive income.

The Group manages foreign currency exchange risk, which affects the consolidated statement of income, by monitoring and controlling currency positions exposed to movements in exchange rates. The market risk units of each subsidiary establish limits for said positions, which are approved by their own committees, and monitor and follow up the limits considering their foreign exchange trading positions, their most structural foreign exchange positions, as well as their sensitivities. Additionally, there is a monetary position limit at the Credicorp level, which is monitored and reported to the Group's Risk Committee.

On the other hand, the Group manages foreign currency exchange risk whose fluctuation is recognized in other comprehensive income, monitoring and controlling equity positions and their sensitivities, which are reported to the Group's Risk Committee.

Net foreign exchange gains/losses recognized in the consolidated statement of income are disclosed in the following items:

-	Net gain on foreign exchange transactions.
-	Net gain on derivatives held for trading.
-	Net exchange difference result.

As of December 31, 2025, the foreign currency in which the Group has the greatest exposure is the U.S. Dollar. The free market-exchange rate for purchase and sale transactions of each U.S. Dollar as of December 31, 2025 was S/3.363 (S/3.764 as of December 31, 2024).

Foreign currency transactions are made at market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31,2025 and 2024, the net open monetary position with effect on results and the equity position of the Group was as follows:

	2025			2024
		Other			Other
	U.S. Dollar	currencies	Total	U.S. Dollar	currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Total monetary assets	92,302,409	403,672	92,706,081	93,696,321	435,107	94,131,428
Total monetary liabilities	(82,319,334)	(78,107)	(82,397,441)	(86,859,546)	(104,858)	(86,964,404)
	9,983,075	325,565	10,308,640	6,836,775	330,249	7,167,024
Currency derivatives	(9,163,066)	174,608	(8,988,458)	(6,142,485)	144,889	(5,997,596)
Net monetary position with effect on consolidated statement of income	820,009	500,173	1,320,182	694,290	475,138	1,169,428

Net monetary position with effect on equity	1,157,602	2,355,753	3,513,355	754,769	2,291,428	3,046,197

Net monetary position	1,977,611	2,855,926	4,833,537	1,449,059	2,766,566	4,215,625

As of December 31, 2025, the monetary position with effect on equity in other currencies consists mainly of the equity of subsidiaries in Bolivianos for S/799.2 million, in Colombian pesos for S/1,031.4 million, in Chilean pesos for S/522.5 million, among other minor amounts. As of December 31, 2024, the monetary position with effect on equity was in Bolivianos S/962.7 million, in Colombian pesos S/901.3 million, in Chilean pesos S/425.7 million, among other minor items.

Starting in March 2025, Management has decided to use, for the conversion of its investments in companies incorporated in Bolivia, the exchange rate applied by financial institutions, as published on March 14, 2025 in Circular No. 857/2025 issued by the Financial System Supervisory Authority of Bolivia (ASFI), as this determines the value at which Bolivian financial institutions can buy/sell U.S. Dollars. This update has resulted in a decrease in the Group’s consolidated statement of financial position of S/2,315.2 million in assets, S/2,193.8 million in liabilities, and S/121.5 million in equity as of December 31, 2025.

The following tables show the sensitivity analysis of the main currencies to which the Group is exposed, and which affect the consolidated statement of income and other comprehensive income as of December 31, 2025 and 2024.

The analysis determines the effect of a reasonably possible variation of the exchange rate against Sol for each of the currencies independently, considering all other variables constant. A negative amount shows a potential net reduction in the consolidated income statement and other comprehensive income, while a positive amount reflects a potential increase.

The sensitivity analysis of the foreign currency position with an effect on the consolidated income statement as of December 31, 2025 and 2024 is shown below, with the U.S. Dollar as the main currency of exposure:

Currency rate sensitivity	Change in currency rates	2025	2024
	%	S/(000)	S/(000)
Depreciation -
Soles in relation to U.S. Dollar	5	39,048	33,061
Soles in relation to U.S. Dollar	10	74,546	63,117

Appreciation -
Soles in relation to U.S. Dollar	5	(43,158)	(36,542)
Soles in relation to U.S. Dollar	10	(91,112)	(77,143)

The following is a sensitivity analysis of the foreign exchange position with effect on the consolidated statement of comprehensive income, with the U.S. Dollar, Boliviano, Colombian peso and Chilean peso as the main currencies of exposure. This analysis is shown as of December 31, 2025 and 2024:

Currency rate sensitivity	Change in currency rates	2025	2024
	%	S/(000)	S/(000)

Depreciation -
Soles in relation to U.S. Dollar	5	55,124	35,941
Soles in relation to U.S. Dollar	10	105,237	68,615

Appreciation -
Soles in relation to U.S. Dollar	5	(60,926)	(39,725)
Soles in relation to U.S. Dollar	10	(128,622)	(83,863)

Depreciation -
Soles in relation to Boliviano	5	38,056	45,842
Soles in relation to Boliviano	10	72,652	87,516

Appreciation -
Soles in relation to Boliviano	5	(42,062)	(50,667)
Soles in relation to Boliviano	10	(88,797)	(106,964)

Depreciation -
Soles in relation to Colombian peso	5	49,115	42,919
Soles in relation to Colombian peso	10	93,765	81,936

Appreciation -
Soles in relation to Colombian peso	5	(54,285)	(47,437)
Soles in relation to Colombian peso	10	(114,602)	(100,144)

Depreciation -
Soles in relation to Chilean peso	5	24,882	20,272
Soles in relation to Chilean peso	10	47,501	38,702

Appreciation -
Soles in relation to Chilean peso	5	(27,501)	(22,406)
Soles in relation to Chilean peso	10	(58,057)	(47,302)

30.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group's subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to control the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, an consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in Banco de Crédito del Perú, Banco de Crédito de Bolivia, Mibanco – Banco de la Microempresa and Mibanco - Banco de la Microempresa de Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100.0 percent, and any excess are presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Seguros follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

On the long-term business side (life insurance), given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of liabilities; for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in Credicorp Capital Ltd principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of ASB Bank Corp, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100.0 percent and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The following table presents the cash outflows to be paid and cash inflows from financial assets to be collected by the Group, classified by remaining contractual maturities (including future interest payments), as of the date of the consolidated statement of financial position. The amounts disclosed in the table represent undiscounted contractual cash flows; therefore, they do not correspond to the balances presented in the statement of financial position, which represent values as of the end of the reporting period. Below, we present the detailed breakdown:

	2025						2024
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets	56,775,341	27,123,607	64,960,715	84,472,301	57,839,707	291,171,671	48,594,583	26,281,483	65,297,685	87,773,303	54,682,216	282,629,270

Financial liabilities by type -
Deposits and obligations	27,960,099	22,565,903	32,327,179	49,272,562	38,920,715	171,046,458	30,985,483	20,512,659	40,067,393	45,138,302	26,735,551	163,439,388
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	5,316,312	3,911,664	2,468,798	4,853,520	3,765,726	20,316,020	3,697,052	5,382,691	4,441,442	4,079,266	3,918,189	21,518,640
Financial liabilities designated at fair
value through profit or loss	1,055,893	–	–	–	–	1,055,893	151,485	–	–	–	–	151,485
Bonds and notes issued	453,752	521,224	3,251,896	9,223,703	3,436,539	16,887,114	3,185,435	2,213,666	4,260,484	6,629,122	3,062,721	19,351,428
Lease liabilities	245,001	25,443	77,893	299,620	80,465	728,422	31,147	33,499	93,536	229,166	104,285	491,633
Other liabilities	4,937,226	696,978	115,089	22,892	1,321,725	7,093,910	4,086,668	297,762	234,627	27,317	1,921,410	6,567,784
Total liabilities	39,968,283	27,721,212	38,240,855	63,672,297	47,525,170	217,127,817	42,137,270	28,440,277	49,097,482	56,103,173	35,742,156	211,520,358

Derivative financial liabilities -
Contractual amounts receivable (inflows)	720,741	480,314	1,080,425	1,560,389	183,588	4,025,457	1,960,811	3,420,416	4,858,373	1,013,090	20,320	11,273,010
Contractual amounts payable (outflows)	718,192	492,021	1,103,870	1,588,286	195,688	4,098,057	1,955,324	3,416,357	4,877,328	1,034,592	21,027	11,304,628
Total liabilities	2,549	(11,707)	(23,445)	(27,897)	(12,100)	(72,600)	5,487	4,059	(18,955)	(21,502)	(707)	(31,618)

30.4	Non-financial risk -

A non-financial risk (NFR) is broadly defined by exclusion, encompassing any risk other than financial market, credit and liquidity risks. NFR may have substantial negative strategic, commercial, economic and/or reputational implications. They include operational risks as defined by Basel’s seven types of operational risk events, as well as other significant risks such as technology, cyber, conduct, model, compliance, strategic and third-party risks.

The management of non-financial risks has become increasingly challenging due to the added complexity of rapid technological advancements, extensive process automation, greater reliance on systems rather than people, and transformational processes. These changes in the way financial institutions operate have led to new risk exposures, including attacks affecting the Group’s services, data theft and online fraud.

30.5	Operational risk -

Operational risk is the possibility of incurring losses due to inadequate processes, human error, information technology failures, third party relationships or external events. These risks can result in financial losses and have legal or regulatory compliance consequences, but they exclude strategic or reputational risk (except for companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are categorized into internal fraud, external fraud, labor relations and job security, customer relations, business products and practices, damage to material assets, business and systems interruption, and failures in process, execution, delivery and management.

One of the Group’s pillars is to cultivate an efficient risk culture. To achieve this, it records operational risks and their respective process controls. The risk map allows for the monitoring, prioritization and proposed treatment of these risks according to established governance. Additionally, the Group actively manages cybersecurity and fraud prevention, aligning with best international practices.

The business continuity management system enables the establishment, implementation, operation, monitoring, review, maintenance, and improvement of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for resources that support critical products and services, which are periodically tested to measure the effectiveness of these strategies.

In managing operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are utilized, methodologies and best practices are shared among the Group’s companies.

We also have recovery mechanisms for the materialization of operational risks, primarily through insurance policies contracted for all Credicorp Group companies in the international market. These policies cover losses due to fraud events, professional liability, cyber risks, and directors’ liability. Additionally, we have insurance policies individually contracted by Credicorp companies in the local market that cover losses due to material damage to physical assets and civil liability.

30.6	Cybersecurity -

Credicorp directs its efforts towards cost-efficient strategies to minimize the exposure to cybersecurity risk. To this end, it implements different levels of controls adapted to the different areas and potentially vulnerable companies. In addition, it maintains a significant investment program that ensures the availability of technologies and processes necessary to protect the Group’s operations and assets.

Within the framework of cybersecurity governance, the Group has a Credicorp CISO and a corporate team dedicated to implementing and ensuring compliance with the cybersecurity strategy across all companies. A corporate strategy and plan has been established that includes implementation priorities and improvements, adapted to each company’s specific context. These lines of work comprise the Cybersecurity Strategy, which is constantly reviewed considering the global scenario, risk profile, standards, frameworks and regulations, with the aim of ensuring business continuity, resilience and data privacy. In addition, a robust cybersecurity framework is adopted that allows adjusting cybersecurity controls for each Group company, managing and remediating vulnerabilities in an early and timely manner.

The Group also has an awareness and continuous training program for its employees, fostering a culture of cybersecurity awareness in all companies. In addition, cybersecurity indicators are used to ensure alignment between operations and the Group’s business strategy.

Group companies have third-party governance policies in place, which establish the security requirements to be met by service providers, compliance with which is mandatory.

Finally, asset information security management is carried out through a systematic process, documented and known throughout the organization, following best practices and regulatory requirements. Guidelines based on policies and procedures are designed and developed to guarantee the availability, confidentiality and integrity of the information.

30.7	Corporate Security, Investigations and Cybercrime Management -

As part of the management of non-financial risks, the Corporate Security, Investigations and Cybercrime Area is responsible for detecting and responding to incidents involving fraud, cybercrime and physical security.

These efforts led out by specialized teams in investigations, cybercrime, electronic security, disaster management, and strategic intelligence activities, including social conflicts. Likewise, new capabilities have been incorporated into our infrastructure’s video surveillance system, which not only ensures compliance with new standards and regulations but also facilitates the integration of next-generation video intelligence functions. These include intelligent cameras supported by algorithms, analytics, and artificial intelligence, thus optimizing risk management with the expanded reach provided by current technology.

Finally, we contribute to the security of the Financial System are made through collaborative efforts carried out at both the local and regional levels. At the local level, these efforts are channeled through participation in the Association of Banks of Peru (ASBANC, by its acronym in Spanish), while at the Latin American level, they are conducted through the Committee of Security Experts of the Latin American Federation of Banks (FELABAN, by its acronym in Spanish).

30.8	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control.

30.9	Risk of the insurance activity -

The main risk faced by the Group in insurance contracts is that the actual cost of claims and payments, or the timing thereof, differ from expectations. This is influenced by the frequency of claims, the severity of claims, the actual benefits paid and the subsequent development of claims over the long term. The Group’s objective is therefore to ensure that sufficient reserves are available to cover these liabilities.

Risk exposure is mitigated by diversification through a large portfolio of insurance contracts and by having different lines of business. Risks are also mitigated by careful selection and implementation of strategic underwriting guidelines, as well as the use of reinsurance agreements. Reinsurance underwriting is diversified in such a way that the Group is not dependent on any particular reinsurer; likewise, the Group’s operations are not dependent on any particular reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements. The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The sensitivity of risk is improved by careful selection and implementation of underwriting strategies of insurance contracts, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geographic location.

Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Claims development table:

The following table presents the estimates of accumulated incurred claims measured under the PAA, mainly as of December 31, 2025:

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Gross estimates of the undiscounted amount of the claims:

At the end of the claim year	1,923,936	1,620,489	1,179,383	1,426,645	1,597,362	2,162,977	1,397,741	1,680,689	1,399,261	1,490,574	15,879,057
1 year later	1,390	3,450	3,561	2,321	9,853	44,296	70,983	104,804	254,237	199,398	694,293
2 years later	1,447	83	2,196	2,788	2,045	8,055	30,262	72,363	101,636	98,789	319,664
3 years later	2,162	27	78	2,462	2,424	2,109	9,012	27,570	72,489	32,038	150,371
4 years later	232	622	41	130	1,513	3,386	2,211	9,711	23,323	17,705	58,874
5 years later	–	179	600	51	102	1,671	4,586	1,821	27,137	15,608	51,755
6 years later	–	–	158	968	20	27	2,639	3,139	2,454	11,794	21,199
7 years later	–	–	–	169	770	27	89	3,089	2,923	8,417	15,484
8 years later	–	–	–	–	216	350	13	15	2,711	11,742	15,047
9 years later	–	–	–	–	–	466	1,501	480	737	525	3,709
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence	1,929,167	1,624,850	1,186,017	1,435,534	1,614,305	2,223,364	1,519,037	1,903,681	1,886,908	1,886,590	17,209,453

Liabilities / Gross Obligations accumulated by claims	12,904	6,087	12,615	11,535	38,043	148,659	233,355	346,916	576,782	1,058,432	2,445,328
Discount event	(1,570)	(756)	(1,377)	(1,164)	(3,273)	(8,802)	(18,875)	(25,155)	(37,617)	(50,549)	(149,138)
Effect of Risk Adjustment for non-financial risk	–	–	–	–	–	–	–	–	3,540	17,589	21,129
Gross LIC of the Temporary Regime and Definitive Regime	–	–	–	–	–	–	–	–	–	–	32,599
Gross provision for incurred claims	11,334	5,331	11,238	10,371	34,770	139,857	214,480	321,761	542,705	1,025,472	2,349,918

As of December 31, 2025, liabilities for incurred claims amounting to S/3,686.0 million also include liabilities related to the pension and SCTR businesses of approximately S/1,223.0 million, as well as other minor liabilities amounting to S/113.0 million, the uncertainty regarding the amount and timing of payments of which is typically resolved within a period of less than one year.

The following table presents the estimates of accumulated incurred claims measured under the PAA, mainly as of December 31, 2024:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Gross estimates of the undiscounted amount of the claims:

At the end of the claim year	1,637,838	1,047,428	1,602,775	1,152,556	1,426,087	1,548,529	2,106,530	1,379,742	1,564,601	1,491,978	14,958,064
1 year later	2,458	1,999	2,917	5,830	15,447	21,123	107,965	167,943	172,015	670,047	1,167,744
2 years later	2,052	164	1,889	3,469	4,180	11,051	39,861	127,303	85,383	217,606	492,958
3 years later	3,390	82	92	2,122	2,880	3,500	11,137	31,737	59,927	94,077	208,944
4 years later	–	1,533	46	90	2,389	4,431	4,203	9,776	22,453	67,570	112,491
5 years later	–	–	843	75	144	3,446	6,419	4,076	9,912	17,756	42,671
6 years later	–	–	–	811	81	111	5,158	4,783	4,248	38,738	53,930
7 years later	–	–	–	–	1,419	30	30	2,316	3,339	5,486	12,620
8 years later	–	–	–	–	–	1,028	46	92	2,328	3,322	6,816
9 years later	–	–	–	–	–	–	297	854	244	2,557	3,952
Accumulated gross claims and other directly attributable expenses paid for the year of occurrence	1,645,738	1,051,206	1,608,562	1,164,953	1,452,627	1,593,249	2,281,646	1,728,622	1,924,450	2,609,137	17,060,190

Liabilities / Gross Obligations accumulated by claims	8,317	6,919	7,909	18,380	30,226	56,998	222,417	466,484	454,110	1,698,314	2,970,074
Discount event	(1,614)	(1,021)	(1,015)	(1,900)	(2,849)	(4,729)	(15,369)	(34,248)	(34,104)	(93,068)	(189,917)
Effect of Risk Adjustment for non-financial risk	–	–	–	–	–	–	–	–	–	28,729	28,729
Gross LIC of the Temporary Regime and Definitive Regime	–	–	–	–	–	–	–	–	–	–	39,082
Gross provision for incurred claims	6,703	5,898	6,894	16,480	27,377	52,269	207,048	432,236	420,006	1,633,975	2,847,968

As of December 31, 2024, liabilities for incurred claims amounting to S/3,857.0 million also include liabilities related to the pension and SCTR businesses of approximately S/1,001.0 million, as well as other minor liabilities amounting to S/8.0 million, the uncertainty regarding the amount and timing of payments of which is typically resolved within a period of less than one year.

30.10	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2025, and 2024, the regulatory capital for the subsidiaries amounted to approximately S/43,813.2 million and S/40,009.5 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/11,466.7 million the minimum regulatory capital required as of December 31, 2025 (approximately S/10,885.9 million as of December 31, 2024).

30.11	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Foreign currency forwards	–	547,175	–	547,175	–	161,495	–	161,495
Interest rate swaps	–	455,613	–	455,613	–	489,602	–	489,602
Currency swaps	–	223,448	–	223,448	–	219,648	–	219,648
Foreign exchange options	–	5,532	–	5,532	–	3,018	–	3,018
Cross currency swaps	–	–	–	–	–	29,551	–	29,551
Futures	–	97	–	97	–	1,477	–	1,477
	–	1,231,865	–	1,231,865	–	904,791	–	904,791

Investments at fair value through profit of loss	2,499,724	681,939	1,775,573	4,957,236	2,512,497	625,116	1,577,730	4,715,343
Financial assets at fair value through profit of loss	985,836	6,593	–	992,429	930,627	2,107	–	932,734

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds	4,512,131	8,841,584	90,084	13,443,799	7,094,584	7,292,412	–	14,386,996
Government bonds	10,079,754	2,808,308	–	12,888,062	11,565,309	902,942	–	12,468,251
Certificates of deposit BCRP	390,875	10,493,155	–	10,884,030	–	11,435,757	–	11,435,757
Securitization instruments	–	1,003,639	–	1,003,639	–	714,738	–	714,738
Subordinated bonds	100,258	95,177	–	195,435	42,493	127,455	–	169,948
Negotiable certificates of deposit	–	246,569	–	246,569	–	438,988	–	438,988
Other instruments	10,876	168,577	102,741	282,194	–	282,104	98,592	380,696
Equity instruments	2	77,894	12,425	90,321	15,307	118,735	13,222	147,264
	15,093,896	23,734,903	205,250	39,034,049	18,717,693	21,313,131	111,814	40,142,638
Total financial assets	18,579,456	25,655,300	1,980,823	46,215,579	22,160,817	22,845,145	1,689,544	46,695,506

Financial liabilities
Derivatives financial instruments:
Interest rate swaps	–	396,355	–	396,355	–	353,647	–	353,647
Currency swaps	–	346,591	–	346,591	–	230,848	–	230,848
Foreign currency forwards	–	300,695	–	300,695	–	210,947	–	210,947
Cross currency swaps	–	–	–	–	–	15,491	–	15,491
Foreign exchange options	–	4,263	–	4,263	–	8,420	–	8,420
Futures	–	3	–	3	–	120	–	120
	–	1,047,907	–	1,047,907	–	819,473	–	819,473

Financial liabilities at fair value through profit or loss	–	1,055,893	–	1,055,893	–	151,485	–	151,485

Total financial liabilities	–	2,103,800	–	2,103,800	–	970,958	–	970,958

Financial instruments classified within Level 1 are those measured based on quoted prices obtained in an active market. A financial instrument is considered to be quoted in an active market if prices are readily and regularly available from a centralized trading mechanism, dealer, broker, industry group, pricing service, or regulatory agency, and such prices are regularly derived from arm’s-length market transactions.

Financial instruments classified within Level 2 are measured based on market inputs. This category includes instruments valued using: market prices of similar instruments, whether from active or inactive markets, and other valuation techniques (models) in which all significant inputs are directly or indirectly observable in the market.

Below, we present a description of how the fair value of the Group’s main financial instruments is determined when valuation techniques with observable market inputs are used, incorporating Credicorp’s estimates regarding the assumptions that market participants would use to value these instruments:

Valuation of derivative financial instruments –

Derivatives valued using standard models fed with observable market data (such as interest rate curves, forwards, credit spreads, and implied volatilities) are classified within Level 2.

Interest rate and foreign exchange swaps, as well as foreign exchange forward contracts, are valued using valuation techniques based on observable market inputs. The valuation techniques most frequently used include forward and swap valuation models through present value calculations. These models incorporate various inputs, including counterparties’ credit quality, spot exchange rates, forward rates, and interest rate curves. Options are valued using recognized and generally accepted market models.

A credit valuation adjustment (“CVA”) is applied to the exposure of over-the-counter (OTC) derivatives to consider counterparty default risk when measuring the fair value of derivatives. CVA represents the market cost of protection required to hedge counterparty credit risk in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), loss given default (LGD), and expected exposure (EE) at the time of default.

A debit valuation adjustment (“DVA”) is applied to incorporate Credicorp’s own credit risk into the fair value of its derivatives (i.e., the risk that the Group may fail to meet its contractual obligations), using the same calculation methodology as for CVA.

As of December 31, 2025, the balance of derivative financial instruments receivable and payable amounts to S/1,231.9 million and S/1,047.9 million, respectively (see Note 12(c)), resulting in a DVA and CVA adjustment of approximately S/3.0 million and S/4.8 million, respectively. The net effect of both adjustments has been recognized in the consolidated statement of income as a loss of approximately S/0.9 million.

As of December 31, 2024, the balance of derivative financial instruments receivable and payable amounts to S/904.8 million and S/819.5 million, respectively (see Note 12(c)), resulting in a DVA and CVA adjustment of approximately S/3.0 million and S/5.7 million, respectively. The net effect of both adjustments has been recognized in the consolidated statement of income as a loss of approximately S/1.2 million.

–	Valuation of debt instruments classified as “fair value through other comprehensive income” and included in Level 1

Financial instruments classified in Level 1 of the fair value hierarchy are measured using quoted (unadjusted) prices in active markets that are directly observable and accessible to the entity at the measurement date.

In these cases, fair value is determined directly from executable market prices derived from frequent and representative transactions carried out under arm’s length conditions, without the need to apply adjustments or use valuation models.

Within this category are sovereign bonds with frequent daily trading, Central Bank Certificates of Deposit issued on the same day, or cases where there is sufficient evidence of observable market transactions.

–	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 –

Instruments are classified within this level when fair value is determined using a valuation model that incorporates observable market inputs, such as sovereign yield curves, benchmark interest rates, credit spreads, or prices of comparable liquid instruments. This criterion applies to instruments whose valuation is based on publicly available and representative information, without requiring significant subjective adjustments.

For example, Central Bank of Peru (BCRP) Certificates of Deposit classified as Level 2, corporate bonds, finance lease bonds, and government treasury bonds are valued by calculating their Net Present Value (NPV) through the discounting of their cash flows, using the relevant zero-coupon yield curves to discount the flows in the respective currency and considering observable market transactions.

Other debt instruments are valued using valuation techniques based on assumptions supported by observable prices from current market transactions, with prices obtained from pricing providers. However, when prices are not determined in an active market, fair value is based on broker quotations and on assets valued using models in which most assumptions are observable in the market.

–	Valuation of financial instruments included in level 3 -

They are measured using valuation techniques (internal models) based on assumptions that are not supported by observable transaction prices in the market for the same instrument, nor by available market data.

In this regard, no significant differences were observed between the estimated fair values and their respective carrying amounts.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2025					2024
	Level 1	Level 2	Level 3	Fair value	Carrying amount	Level 1	Level 2	Level 3	Fair value	Carrying amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Assets
Cash and due from banks	–	49,044,457	–	49,044,457	49,044,457	–	47,655,196	–	47,655,196	47,655,196
Cash collateral, reverse repurchase agreements and securities borrowing	–	2,177,200	–	2,177,200	2,177,200	–	1,033,177	–	1,033,177	1,033,177
Investments at amortized cost	8,292,014	441,900	–	8,733,914	8,813,657	8,146,745	296,793	–	8,443,538	8,967,877
Loans, net	–	142,315,004	–	142,315,004	142,315,004	–	137,737,296	–	137,737,296	137,737,296
Due from customers on banker’s acceptances	–	345,906	–	345,906	345,906	–	528,184	–	528,184	528,184
Other assets (*)	–	5,102,543	–	5,102,543	5,102,543	–	3,269,019	–	3,269,019	3,269,019
Total	8,292,014	199,427,010	–	207,719,024	207,798,767	8,146,745	190,519,665	–	198,666,410	199,190,749

Liabilities
Deposits and obligations	–	170,401,633	–	170,401,633	170,401,633	–	161,842,066	–	161,842,066	161,842,066
Payables on repurchase agreements and securities lending	–	8,243,787	–	8,243,787	8,243,787	–	9,060,710	–	9,060,710	9,060,710
Due to Banks and correspondents and other entities	–	10,651,649	–	10,651,649	10,675,238	–	10,820,211	–	10,820,211	10,754,385
Due from customers on banker’s acceptances	–	345,906	–	345,906	345,906	–	528,184	–	528,184	528,184
Lease liabilities	–	612,259	–	612,259	612,259	–	404,817	–	404,817	404,817
Bond and notes issued	–	14,346,976	–	14,346,976	14,025,535	–	17,230,157	–	17,230,157	17,268,443
Other liabilities (**)	–	5,700,097	–	5,700,097	5,700,097	–	5,220,127	–	5,220,127	5,220,127
Total	–	210,302,307	–	210,302,307	210,004,455	–	205,106,272	–	205,106,272	205,078,732

(*) Corresponds to receivables, margin call, receivables from sale of investments and operations in process.

(**) Corresponds to accounts payable, salaries and other personnel expenses, accounts payable for acquisitions of investments, operations in process, allowance for indirect loan losses and dividends payable.

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are considered for the incurred losses of these loans. As of December 31, 2025, and 2024, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short-term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applicable to time deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest-bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

30.12	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2025 and 2024, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2025	2024
Investment funds and mutual funds	66,353	64,430
Equity managed	51,368	39,372
Pension funds	33,538	32,437
Bank trusts	5,155	6,120
Total	156,414	142,359

31	COMMITMENTS AND CONTINGENCIES

i)	Government Investigations –

In 2019, the former chairman and the current vice chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a Director of BCP, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business executives, to testify in connection with a judicial investigation that was being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. The former chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fuerza 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

The former chairman also informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP, Mibanco and Grupo Pacífico) made donations totaling S/711,000 (approximately US$200,000) to the “Peruanos Por el Kambio” campaign. These contributions were made in accordance with Peruvian electoral law and Credicorp’s own political contributions guidelines, which were adopted in 2015.

The Peruvian Superintendencia del Mercado de Valores (“SMV”, for its Spanish acronym) initiated sanctioning proceedings against Credicorp for failing to timely disclose to the market the political campaign contributions made in 2011 and 2016. The SMV also initiated sanctioning proceedings against three subsidiaries of Credicorp (BCP, Mibanco and Grupo Pacífico) for failing to timely disclose to the market the political campaign contributions made in connection with the 2016 presidential elections. The SMV notified Credicorp, BCP, Mibanco and Grupo Pacífico of first–instance resolutions in connection with these proceedings. Such resolutions imposed pecuniary sanctions (fines) on Credicorp and its three subsidiaries. Credicorp, BCP, Mibanco and Grupo Pacífico appealed the resolutions. As the appeals were not resolved within the timeframe established by law, Credicorp and each of the three subsidiaries filed contentious–administrative lawsuits against the SMV’s resolutions due to negative administrative silence. Notwithstanding the foregoing, Credicorp and its three subsidiaries paid the fines imposed by the SMV in compliance with Peruvian law. In the Judiciary, first–instance court rulings declared the aforementioned lawsuits unfounded. Credicorp and its three subsidiaries appealed such rulings, and therefore the first–instance decisions are currently under review at the second–instance level. In the case of Credicorp, a second–instance ruling issued in January 2026 confirmed the first–instance decision, against which Credicorp has filed a cassation appeal. Accordingly, as of the date of these financial statements, all four cases remain pending a final resolution by the Judiciary.

Credicorp is of the opinion that the contributions made and the sanctioning processes related to the SMV do not represent a significant risk of material liability for the Group. Furthermore, these processes may not have a negative effect on the Group’s business or financial situation, given that the fines imposed by the SMV have already been paid.

ii)	Claim regarding alleged withholding on stock exchange transactions –

In June 2025, Grupo Crédito received notifications from the Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) consisting of Tax Assessment and Penalty Resolutions for a total amount of S/1,568.0 million. The resolutions relate to an alleged failure to withhold Income Tax applicable to non-domiciled taxpayers in connection with purchases of shares of Banco de Crédito del Perú carried out through the Lima Stock Exchange during 2018 and 2019, in which Grupo Crédito acted as the acquirer and Credicorp Ltd. as the transferor. SUNAT maintains that Grupo Crédito was required to act as a withholding agent; however, in the opinion of Management and its external legal advisors, such withholding obligation was not applicable, as the transactions in question were exempt from Income Tax in accordance with the regulations in force at the time the transactions were executed.

On August 13, 2025, the amounts included in the Tax Assessment and Penalty Resolutions issued by SUNAT to Grupo Crédito on June 27, 2025, were settled, and the corresponding amounts have been recognized as an asset under the caption “Claim filed with the Tax Authority” within the line item “Other assets” in accordance with IFRS Accounting Standards, the amount is classified as an asset relating to an uncertain tax position.

Grupo Crédito has formally challenged the aforementioned Tax Assessment and Penalty Resolutions by filing an Administrative Claim with SUNAT, and the administrative proceeding is currently pending resolution by the tax authority. If necessary, the Company will continue to defend its position at subsequent administrative and judicial levels, including the Tax Court and the judiciary.

Grupo Crédito S.A. has obtained independent legal opinions that support its tax position and confirm that the Company’s actions were in compliance with the tax, civil and financial legislation applicable and in force at the time the transactions were carried out. Both Management and external advisors concur that there are robust grounds and a high probability of obtaining a favorable outcome. Accordingly, consistent with IFRS Accounting Standards, the amount has been recognized as an asset, as it is more likely than not that the Group’s tax position will be sustained.

32	SUBSEQUENT EVENTS

From December 31, 2025 until the date of this report, no significant event has occurred which affects the consolidated financial statements.

COLEGIO DE
CONTADORES PÚBLICOS
DE LIMA

001- Nº 025748

CONSTANCIA DE HABILITACIÓN

El Decano y el Director Secretario del Colegio de Contadores Públicos de Lima, que suscriben, declaran que, en base a los registros de la institución, se ha verificado que

TANAKA, VALDIVIA, ARRIBAS & ASOCIADOS S. CIVIL DE R.L.

MATRÍCULA: SO761

Se encuentra, HABIL, para el ejercicio de las funciones profesionales que le faculta la Ley Nº 13253 y su modificación Ley Nº 28951 y conforme al Estatuto y Reglamento Interno de este Colegio; en fe de lo cual y a solicitud de parte, se le extiende la presente constancia para los efectos y usos que estime conveniente. Esta constancia tiene vigencia hasta el 31 de MARZO del 2027.

Lima, 31 de octubre de 2025.

CPC. Onofré Francisco Pizarro Chima
DECANO

CPC. Rafael César Orccón Herrera
DIRECTOR SECRETARIO

Partida Registral Nº 01796283, Asiento 00016 del Registro de Personas Jurídicas - SUNARP

Av. Arequipa Nº 998,
Santa Beatriz, Lima - Perú.
informes@ccplima.org.pe
(01) 480 1293
920 180 071
920 180 083
www.ccplima.org.pe

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